






07051020


Hexcel Corporation

focus

Annual Report
2006




HEXCEL

Financial Highlights*

(In millions except Diluted Income from continuing operations per share)	2006	2005	2004
Net Sales	$ 1,193.1	$ 1,139.5	$ 1,051.4
Gross Margin	22.2%	21.9%	21.3%
Operating Income	$ 106.4	$ 101.9	$ 86.1
Interest Expense, Net	$ 28.0	$ 33.9	$ 47.7
Net Income from continuing operations	$ 64.1	$ 139.8**	$ 27.0
Diluted Income from continuing operations per share	$ 0.67	$ 1.49**	$ 0.04
Debt Net of Cash	$ 386.6	$ 398.8	$ 374.2
Total Assets	$ 1,012.9	$ 880.6	$ 776.8

*All financial data presented has been restated to report our Architectural business in France as a discontinued operation. Total assets include both current and non-current assets associated with our Architectural business for each period presented.

**Includes a benefit of $119.2 million or $1.27 per share related to the reversal of valuation allowance previously recorded against our U.S. deferred tax assets.


Electronics
4%
Space & Defense
18%
Commercial
Aerospace
52%
Industrial
26%

strategic focus

The key to Hexcel's future is focus. In the words of Henry David Thoreau "You must not only aim right, but draw the bow with all your might." In 2006, we launched an effort to improve both our aim and our might. The compelling prospects for advanced materials used to make composite structures in markets such as aerospace and wind energy led us to both strategic and organizational decisions that we think will greatly improve our odds for consistent sales and earnings growth over the long term.

In assessing our strategic focus targets, we look for the combination of two elements: (1) Markets with ***long term growth*** dynamics and (2) where Hexcel has or can develop a ***sustainable competitive advantage***. In July of last year, we began implementation of a plan to narrow our focus to advanced structural materials for markets requiring demanding performance and concentrate our resources accordingly. Specifically:

- We are seeking strategic alternatives for our Reinforcements businesses that are not a component of advanced structural materials. These include our fabrics operations serving architectural, electronics, and ballistics applications. These businesses are well run and have contributed to Hexcel's top and bottom lines, but they lack the level of long term growth and sustainable competitive advantage of our advanced structural materials for Aerospace and Industrial markets.
- We are organizing the company into a single integrated operating unit (from three) to improve our ability to develop systems solutions, speed the pace of innovation, simplify our customer interface, and reduce cost.
- Our leadership position in premium carbon fiber and a broad range of innovative material systems provides the foundation for our "sustainable competitive advantage" and we will apply whatever resources are necessary to maintain this strength.

These strategic initiatives are meant to "straighten our aim," defining the best line of sight to value creation while providing organizational "might" and the products to get us there. Of course, we must continue to focus on the basics - financial goals, execution, our customers, and emerging growth opportunities.

Hexcel seeks markets with long term growth dynamics and sustainable competitive advantage


AREA OF FOCUS
HIGH
COMPETITIVE ADVANTAGE
LOW
LOW GROWTH
GROWTH
HIGH GROWTH


A380 AIRBUS
787
BOEING

focus on financial goals

For the last 5 years, Hexcel has been committed to expanding margins and reducing debt from the unacceptable levels of the past. After the severe cuts we took in response to September 11, 2001, we have been able to steadily expand operating income as a percent of sales by growing the top line while limiting the increases to our reduced overhead costs. In 2006, the precipitous thirty-five percent drop in ballistics revenues followed by the unexpected two year delay in the Airbus A380 delivery schedule greatly diminished our opportunity to get margin leverage through growth. Nevertheless, except for unusual items and the adoption of the new accounting for stock-based compensation, operating income on incremental sales in 2006 was over 18%, demonstrating good productivity from operations. In simple terms, we've managed to steadily increase sales per employee since 2001 via consolidations, manufacturing efficiency programs and overhead cost control.

We are, however, disappointed that the Airbus problems, ballistic revenue decline and the inventory corrections at certain rotorcraft customers kept us from achieving the growth-based margin expansion we delivered in our prior two years. While the temporary delay in the A380 ramp-up will impact year-on-year comparisons in 2007, we still target an expansion of operating income to 11-12% of sales by year end. This margin improvement will come from the completion of previously discussed plant consolidations, the organization realignment announced last year, the contribution incremental fiber from our new carbon line provides and the better mix of products resulting from our portfolio adjustments. We'd certainly love to get improved results from simple organic growth, but we will not stand idly by if external market dynamics prevent that.

As for debt reduction, we are approaching our five year goal of reducing leverage (net debt/EBITDA) to below 2x. Earnings growth and working capital management have helped us steadily lower our net debt from $704 million pre-September 11, 2001 to $387 million at the end of 2006. Despite launching a $100 million project for a growth-critical carbon fiber capacity expansion, we were able to decrease our leverage ratio to 2.2x by the end of 2006. Proceeds from divestiture actions in 2007 will allow us to clear this financial hurdle and provide a strong balance sheet for the future capacity investments success will require.

Cash Management


$750
$700
$650
$600
$550
$450
$400
$350
7x
6x
5x
4x
3x
2x
1x
Net Debt / EBITDA Ratio
Net Debt
2001
2002
2003
2004
2005
2006

execution



Safety, on-time delivery, quality, factory productivity, and working capital management are all basics that industrial companies must focus on every day. But in 2006, Hexcel's manufacturing organization had an additional challenge requiring flawless execution. Our project to add carbon fiber capacity was highlighted in last year's Annual Report and successful implementation was our number one operational objective for the year. Others in the industry have badly missed quality, and/or timing targets and we didn't want to join the crowd. Our new precursor line in Decatur, AL and carbon fiber line in Salt Lake City, UT not only started up ahead of schedule, but the very first production run of fiber met our most demanding specification. With the future of our company more and more dependent upon our ability to develop and deliver premium carbon fiber, the performance of the fiber expansion project team took "focus on execution" to another level. It gives us great confidence that we can deliver on the promises we need to make today to support future generations of composite aircraft.

IM Carbon offers Aerospace a Unique Performance / Weight ratio





focus on markets

A key dimension of our portfolio analysis last year was to assess the long term growth prospects for each market and concentrate on those with the best fundamentals. The businesses being considered for divestiture don't have growth characteristics of the magnitude we envision for aerospace and wind turbines. Over the years, ballistics revenues have had great surges of growth, followed by significant declines. The military equipping cycle that began in 2003 was very helpful to Hexcel as we waited for the return of aerospace markets, but in 2006, our sales of ballistic fabrics to soft body armor manufacturers dropped almost 35% from the prior year causing the first sales decline of our Industrial market segment in seven years. Revenues from fabrics for electronics applications have been essentially flat for 5 years as all but specialty designs have migrated to low cost commodity products supplied from Asia. Prospects for composites in space, defense, commercial aerospace and wind energy on the other hand have good fundamental growth potential due to both growth in end markets and the increased penetration of advanced structural materials – a combination we describe as "growing share of growing markets."





Space and Defense Market– Program spending levels are a regular concern for most defense-related companies, but Hexcel has shown steady growth in this market even in 2006 when two major rotorcraft customers had production problems and inventory corrections. Over the years, the move to advanced structural composites for high performance platforms has been gradual but relentless. Hexcel products are being shipped for application on over 80 active programs around the world. Satellites, launch vehicles, transport aircraft, fighter jets, missiles, UAVs and helicopters – all obtain benefits from lightweight, stiff, strong materials that don't fatigue or corrode like metals. The gradual introduction of new composite-intensive programs and the diversity of our application base have resulted in an average growth rate of 9% over the last seven years despite some significant program funding churn. This is the kind of steady growth market that will continue to be a focus for Hexcel.



Commercial Aerospace Market – If you've followed the Hexcel story, you understand the appeal of our largest market; an exciting secular composites penetration trend on top of a strong aircraft industry recovery. Large commercial aircraft manufacturers have had two extremely strong years of orders despite almost no participation from the U.S. and European legacy airlines. Global passenger air traffic has continued its steady growth. In addition, deregulation and the emergence of China, India, and new low-cost carriers have combined to create unprecedented backlogs for most of our customers. These dynamics should continue and the need for legacy carrier's fleet renewals should allow this recovery to extend for years.

This globally diversified growth trend should be good news for all in the industry, but for those of us involved in aerospace-grade composite materials, the opportunity for long term growth is even better. The penetration of composites at the expense of aluminum in large airplane designs has been incessant over time. The first serious carbon based composite applications in this market were on Boeing and Airbus aircraft designed in the 1980's and represented about 6% of the structure's weight. Planes launched in the 90's were in the range of 12% advanced structural composite materials, and in this decade the A380 was introduced with over 23% of it's dry take-off weight in composites. Going forward, Boeing's new 787 will be over 50% composites and the A350 XWB, the competitive offering from Airbus will reportedly have over 52% composite content.

Our Commercial Aerospace sales go to a wide range of customers and products. We are well balanced between Airbus and Boeing end platforms (38% and 31% respectively). But applications extend beyond the big OEMs and their subcontractors. Engine and nacelle manufacturers are increasing the thrust-to-weight ratio of their products with help from our lightweight honeycomb and carbon prepregs. The extremely successful carbon fan blade design for the GE90 engine family is being replicated on the new engines for the Boeing 787 and 747-8. In addition to structural core and prepregs for nacelles, our new Acousti-Cap™ noise dampening system is being considered for both new and retrofit engine casings. Manufacturers of regional jets, turboprops, business and even micro jets are increasingly turning to composites in new designs. 31% of our sales in this segment were to applications that cannot be directly attributable to Boeing or Airbus airframes and this "other" category growth has outpaced the big two in recent years.

It takes time for new aircraft designs to work into the production mix, but the inexorable penetration of advanced structural composite materials layered on top of a very strong commercial aerospace recovery provides a great opportunity for sales growth. Since 2003, large aircraft build rates have grown at an average annual rate of 13% while Hexcel's commercial aerospace sales have averaged over 17% growth per year. Commercial Aerospace is, and will remain, a market of intense focus for Hexcel.


2006 Commercial Aerospace
Sales by Customer
Airbus
38%
Boeing
31%
Other
31%

Industrial Market – A wide range of industrial and recreational products have moved increasingly to composites, but no sub-market has the rapid growth dynamics for composite materials as the manufacture of wind turbine blades. Renewable energy targets, the high cost of oil and concern for the environment have turned the wind turbine business from a novelty into a booming global industry in less than 10 years. The enormous scale of modern turbines is made possible by composite blade designs that benefit from aerospace technologies such as prepreg. Excluding the non-core businesses being considered for divestiture, our Industrial market segment has grown at a 13% average annual pace in recent years driven by the rapid growth of our sales to the wind market. As the wind turbine technology has matured, this industry is likely to play a major role in power generation for decades to come. Wind energy is, and will remain, a market of key focus for Hexcel.


focus on growth opportunities

We make no apologies for the aerospace and wind concentration that will result from a successful portfolio realignment. Under our strategic lenses of long term growth and sustainable competitive advantage, opportunities for our non-core weaving operations pale in comparison to our target products and markets. Are there other composite opportunities with attractive attributes? We believe there will be over time. The newest Boeing and Airbus designs are, for the most part, based on high-performing intermediate modulus (IM) carbon fiber, a specialty of Hexcel. As IM fibers move from relatively low production volumes to significant scale, numerous premium fiber based applications have the potential to move


High-speed rotating devices such as uranium enrichment centrifuges, deep-water oil equipment, and hydrogen storage tanks are examples of applications that may one day call for the premium fibers and advanced resin systems for which Hexcel has come to be known.

from development to mainstream. High-speed rotating devices such as uranium enrichment centrifuges, deep-water oil equipment, and hydrogen storage tanks are examples of applications that may one day call for the premium fibers and advanced resin systems for which Hexcel has come to be known. While we may take advantage of opportunistic applications along the way, our focus will be reserved for those where we can develop a *sustainable* competitive advantage and have the long term growth potential like that of today's wind turbine market. Within Hexcel, we call this quest "Looking for our Second Wind."

Almost sixty years ago two young navy engineers started the Hexcel history by developing lightweight structural composite products to improve the performance of aircraft. We were at the leading edge then, and we are today. As IM carbon fiber demand escalates, so do our prospects. We are focusing our capital, our research and our organization around the premium advanced composites that are at long last creating the aerospace design sea-change our founders envisioned. We expect our laser-like focus on the most demanding of markets should yield consistent, long term earnings growth. We know you do too.



David E. Berges
Chairman and CEO



Hexcel's Board of Directors (Left to Right standing: M. Solomon, L. Brubaker, D. Pugh, D. Berges, D. Hurley, J. Beckman, A. Bellows, S. Derickson, J. Campbell)

Hexcel Corporation

Financial Overview

Table of Contents

Selected Financial Data

The following table summarizes selected financial data as of and for the five years ended December 31:

	2006	2005	2004	2003	2002
(In millions, except per share data)					
Results of Operations (a):					
Net sales	**$1,193.1**	$ 1,139.5	$1,051.4	$ 877.0	$ 833.4
Cost of sales	**928.3**	889.4	827.3	707.3	676.0
Gross margin	**264.8**	250.1	224.1	169.7	157.4
Selling, general and administrative expenses	**113.2**	104.9	108.8	91.4	84.0
Research and technology expenses	**30.4**	25.3	23.5	19.7	15.2
Business consolidation and restructuring expenses	**14.8**	2.9	2.7	3.9	0.5
Other expense (income), net	**—**	15.1	3.0	(2.2)	—
Operating income	**106.4**	101.9	86.1	56.9	57.7
Interest expense	**28.0**	33.9	47.7	53.6	62.8
Non-operating (income) expense, net	**(15.7)**	40.9	2.2	2.6	(10.3)
Income from continuing operations before income taxes, equity in earnings (losses) and discontinued operations	**94.1**	27.1	36.2	0.7	5.2
Provision (benefit) for income taxes	**34.1**	(109.1)	10.3	12.3	10.4
Income (loss) from continuing operations before equity in earnings (losses) and discontinued operations	**60.0**	136.2	25.9	(11.6)	(5.2)
Equity in earnings (losses) of and write-downs of an investment in affiliated companies	**4.1**	3.6	1.1	(1.4)	(10.0)
Net income (loss) from continuing operations	**64.1**	139.8	27.0	(13.0)	(15.2)
Income from discontinued operations, net of tax	**1.8**	1.5	1.8	1.9	1.6
Net income (loss)	**65.9**	141.3	28.8	(11.1)	(13.6)
Deemed preferred dividends and accretion	**—**	(30.8)	(25.4)	(9.6)	—
Net income (loss) available to common shareholders	**$ 65.9**	$ 110.5	$ 3.4	$ (20.7)	$ (13.6)
Net income (loss) from continuing operations:					
Basic	**$ 0.69**	$ 1.81	$ 0.04	$ (0.59)	$ (0.39)
Diluted	**$ 0.67**	$ 1.49	$ 0.04	$ (0.59)	$ (0.39)
Net income (loss) per share:					
Basic	**$ 0.71**	$ 1.84	$ 0.09	(0.54)	(0.35)
Diluted	**$ 0.69**	$ 1.51	$ 0.08	(0.54)	(0.35)
Weighted average shares outstanding:					
Basic	**93.4**	60.0	39.3	38.6	38.4
Diluted	**95.5**	93.7	42.1	38.6	38.4
Financial Position (a):					
Total assets	**$1,012.9**	$ 880.6	$ 776.8	722.7	708.1
Working capital (deficit)	**$ 206.5**	$ 174.5	$ 157.3	140.7	(530.8)
Long-term notes payable and capital lease obligations	**$ 409.8**	$ 416.8	$ 430.4	481.3	—
Stockholders' equity (deficit) (b)	**$ 301.6**	$ 210.7	(24.4)	(93.4)	(127.4)
Other Data (a):					
Depreciation and amortization	**$ 43.4**	$ 46.4	$ 51.0	51.5	46.5
Capital expenditures and deposits for capital purchases	**$ 120.2**	$ 66.4	$ 37.5	21.4	14.7
Shares outstanding at year-end, less treasury stock	**$ 93.8**	$ 92.6	$ 53.6	38.7	38.5

(a) All financial data presented has been restated to report our Architectural business in France as a discontinued operation. Total assets include both current and non-current assets associated with our Architectural business for each period presented.

(b) No cash dividends were declared per share of common stock during any of the five years ended December 31, 2006.

Business Overview

Hexcel Corporation, founded in 1946, was incorporated in California in 1948, and reincorporated in Delaware in 1983. Hexcel Corporation and its subsidiaries (herein referred to as "Hexcel" or "we", "us", or "our"), is a leading developer and manufacturer of advanced structural materials. We develop, manufacture, and market lightweight, high-performance reinforcement products, composite materials and composite structures for use in the commercial aerospace, industrial, space and defense, and electronics markets. Our products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, body armor, wind turbine blades, printed wiring boards, high-speed trains and ferries, cars and trucks, bikes, skis and a wide variety of other recreational equipment.

We serve international markets through manufacturing facilities and sales offices located in the United States and Europe, and through sales representation offices located in Asia and Australia. We are also an investor in two joint ventures, one located in China and one in Malaysia, which manufacture composite structures and interiors.

We are a manufacturer of products within a single industry: Advanced Structural Materials. In 2006, our advanced structural materials business was organized around three strategic business segments: Composites, Reinforcements, and Structures. In 2006, we announced that we would narrow our focus and consolidate our activities around our carbon fiber, reinforcements for composites, honeycomb and honeycomb parts and panels, matrix and structures product lines into a single organization, potentially divesting non-core product lines. Upon completion of the remaining elements of our strategic review and related divestitures together with the integration of our company's business operations into a single organization focused on advanced composites materials, we will redefine our business segments to reflect our future organization and business focus.

BUSINESS SEGMENT	PRODUCTS	PRIMARY END-USES
Composites	Carbon Fibers	• Raw materials for fabrics and prepregs • Filament winding for various space, defense and industrial applications
	Prepregs and Other Fiber-Reinforced Matrix Materials	• Composite structures • Commercial and military aircraft components • Satellites and launchers • Aeroengines • Wind turbine rotor blades • Yachts, trains and performance cars • Skis, snowboards, hockey sticks, tennis rackets and bicycles
	Structural Adhesives	• Bonding of metals, honeycomb and composite materials • Aerospace, ground transportation and industrial applications
	Honeycomb, Honeycomb Parts & Composite Panels	• Composite structures and interiors • Semi-finished components used in: Helicopter blades Aircraft surfaces (flaps, wing tips, elevators and fairings) High-speed ferries, truck and train components Automotive components and impact protection
Reinforcements	Industrial Fabrics and Specialty Reinforcements	• Raw materials for prepregs and honeycomb • Structural materials and components used in aerospace, defense, wind energy, automotive, marine, recreation and other industrial applications • Body armor and other armor applications • Electronics, primarily high-technology printed wiring board substrates • Solar protection and other building applications • Civil engineering and construction applications
Structures	Composite Structures	• Aircraft structures and finished aircraft components, including: Wing to body fairings Wing panels Flight deck panels Door liners Helicopter blades, spars and tip caps

Significant Customers

Approximately 21.3%, 18.8%, and 19.3% of our 2006, 2005, and 2004 net sales, respectively, were to The Boeing Company ("Boeing") and related subcontractors. Of the 21.3% of sales to Boeing and its subcontractors in 2006, 16.1% related to commercial aerospace market applications and 5.2% related to space and defense market applications. Approximately 22.6%, 22.1%, and 20.7% of our 2006, 2005, and 2004 net sales, respectively, were to European Aeronautic Defence and Space Company ("EADS"), including its business division Airbus Industrie ("Airbus"), and its subcontractors. Of the 22.6% of sales to EADS and its subcontractors in 2006, 19.4% related to commercial aerospace market applications 3.2% related to space and defense market applications.

(In millions)	2006	2005	2004
Commercial:			
Boeing and subcontractors	**$ 191.6**	$ 154.5	$ 139.5
EADS and subcontractors	**232.0**	215.9	187.7
Total	**$ 423.6**	$ 370.4	$ 327.2
Space and Defense:			
Boeing and subcontractors	**$ 62.9**	$ 63.3	$ 67.4
EADS and subcontractors	**37.7**	40.6	34.4
Total	**$ 100.6**	$ 103.9	$ 101.8

Markets

Our products are sold for a broad range of end-uses. The following tables summarize our net sales to third-party customers by market and by geography for each of the three years ended December 31:

	2006	2005	2004
Net Sales by Market			
Commercial aerospace	**52%**	47%	44%
Industrial	**26**	30	32
Space and defense	**18**	18	18
Electronics	**4**	5	6
Total	**100%**	100%	100%
Net Sales by Geography(a)			
United States	**43%**	46%	49%
U.S. exports	**8**	8	8
Europe	**49**	46	43
Total	**100%**	100%	100%

(a) Net sales by geography based on the location in which the sale was manufactured.

Net Sales to External Customers (b)

	2006	2005	2004
United States	**44%**	47%	50%
Europe	**44**	42	40
All Others	**12**	11	10
Total	**100%**	100%	100%

(b) Net sales to external customers based on the location to which the sale was delivered.

Note: Certain prior years' revenues have been reclassified to conform to the 2006 presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

	Year Ended December 31,		
(In millions, except per share data)	2006	2005	2004
Net sales	**$1,193.1**	$ 1,139.5	$ 1,051.4
Gross margin %	**22.2%**	21.9%	21.3%
Operating income	**$ 106.4**	$ 101.9	$ 86.1
Operating income %	**8.9%**	8.9%	8.2%
Non-operating (income) expense, net	**$ (15.7)**	$ 40.9	$ 2.2
Provision (benefit) for income taxes (a)	**$ 34.1**	$ (109.1)	$ 10.3
Equity in earnings of affiliated companies	**$ 4.1**	$ 3.6	$ 1.1
Income from continuing operations	**$ 64.1**	$ 139.8	$ 27.0
Income from discontinued operations, net of tax	**$ 1.8**	$ 1.5	$ 1.8
Net income	**$ 65.9**	$ 141.3	$ 28.8
Deemed preferred dividends and accretion	**$ -**	$ (30.8)	$ (25.4)
Net income available to common shareholders	**$ 65.9**	$ 110.5	$ 3.4
Diluted net income per common share	**$ 0.69**	$ 1.51	$ 0.08

(a) The provision (benefit) for income taxes includes non-cash benefits of $4.5 million and $119.2 million for 2006 and 2005, respectively, arising from the reversal of the previously recorded valuation allowance against our U.S. deferred tax assets. See Note 13 in the accompanying consolidated financial statements for further detail.

Business Trends

The primary markets we serve continued to grow in 2006. Our customers continue to expand their use of advanced structural materials.

The commercial aerospace market continued to grow in 2006. The International Civil Aviation Organization estimates that global passenger traffic measured as revenue passenger kilometers increased by 5.9% in 2006. Boeing and Airbus have reported commercial aircraft net orders of 1,834 in 2006. They made 832 new commercial aircraft deliveries, 25% higher that the 668 delivered in 2005. Both Boeing and Airbus have announced they expect to further increase deliveries in 2007.

Reflecting the strength of our customers' demand, our commercial aerospace sales increased by 16.7% in 2006 compared to 2005 despite the further push-out in production and deliveries of the Airbus A380 that impacted our commercial aerospace revenues in the second half of the year. On average, we deliver our products six months ahead of the delivery of aircraft. New development aircraft can result in revenues for years before launch into full production. The growth in our commercial aerospace revenues reflects the strength of demand from Boeing and applications for our products in the production of engines and nacelles as well as regional and business aircraft. While the A380 successfully obtained its type certificate in December 2006 as planned, wiring variations to customize the aircraft for the many customer configurations resulted in a further push out of deliveries. The practical consequence is to delay the ramp-up of aircraft production until 2008. By the fourth quarter of 2006, the beginnings of the supply chain adjustments were evident in our revenues from this program.

2006 provided further confirmation of the longstanding trend of the commercial aerospace industry utilizing a greater proportion of advanced composite materials with each new generation of aircraft. Among the new aircraft orders received by Boeing and Airbus were orders for their new composite-rich aircraft in development. Boeing has now recorded 468 orders and commitments for its 787 Dreamliner aircraft. Boeing has indicated that this aircraft will have at least 50% composite content by weight, including composite wings and fuselage, compared to the 11% composite content used in the construction of its 777 aircraft. The 787 is expected to enter into service in 2008. In December 2006, Airbus announced the launch of the A350 XWB which they indicated will also have at least 50% composite content by weight. The A350 is expected to enter into service by 2013. Meanwhile, the first Airbus A380 delivery now expected in late 2007 has 23% composite content by weight and has more Hexcel material used in its production than any aircraft previously manufactured.

With increased production of large commercial aircraft in 2007, we anticipate that our revenues tied to Boeing and other commercial aircraft programs will grow more than 10% in 2007. With the push-out of the A380, revenues from Airbus programs are likely to be lower than in 2006, particularly in the first half of 2007 when the growth in aircraft production is unlikely to offset the revenues we saw from the A380 program in 2006. As a result, total 2007 commercial aerospace revenues are projected to be flat to slightly up over 2006, but should strengthen as we move into 2008 and begin to see the ramp-up in Boeing 787 and Airbus A380 production as well as projected line rate increases in other programs.

The benefit Hexcel ultimately derives from new aircraft programs depends upon a number of factors, including the design requirements of its customers, the suitability of our products against similar products offered by our competitors, and the requirements our customers and their subcontractors award to us. We expect the continuing transition from metals to composites will continue to increase our average revenues per aircraft over time.

Our sales to the Space & Defense market in 2006 were comparable to 2005. Inventory adjustments at certain rotorcraft customers slowed revenue growth from historical levels for much of the year. There is evidence that these corrections are coming to an end and therefore we anticipate revenue growth recovering to historic levels in 2007. We continue to benefit from our extensive qualifications to supply composite materials and, in some cases, composite structures to a broad range of military aircraft and helicopter programs around the world.

Our revenues from applications outside aerospace declined compared to 2005 as orders for military body armor declined sharply in the first three quarters of 2006. New funding authorized by Congress in October started to reverse the trend in the fourth quarter. Revenues from materials used to build the blades of wind turbine applications again showed strong growth, up over 17% compared to 2005, offsetting some of the impact of the decline in ballistics revenues. The growth was driven by the increased number of global wind turbine installations during the year. The outlook for wind energy remains robust with growing global demand for renewable energy and we anticipate another year of mid-to-high teens revenue growth. Sales to other industrial applications, such as recreational products, were constrained by the global shortage of industrial carbon fiber and were generally flat compared to 2005.

As a whole, the growth in all our major markets will be moderated by the impact of the push-out in A380 deliveries. Taking these factors into consideration, 2007 consolidated revenues are anticipated to grow in a range of 5-10% year-on-year assuming the Euro and British pound currency exchange rates for the year of 2007 are comparable to 2006.

> Further information regarding our outlook for 2007 is contained in our Form 8-K dated December 13, 2006. This 8-K should be read in conjunction with the risk factor section included in our Form 10-K.

Portfolio Review

In July of 2006, we announced our intention to explore strategic alternatives for portions of our Reinforcements business segment. In order to take full advantage of the many growing applications for advanced composite materials, we decided to narrow our focus and consolidate our activities around our carbon fiber, reinforcements for composites, honeycomb, matrix and structures product lines. In doing so, we decided to combine our Reinforcements activities related to advanced composites with our Composites and

Structures business segments into a single organization, and explore the potential divestiture of the ballistics, electronics, architectural and general industrial products lines within our Reinforcements business segment.

In October of 2006, we reached agreement in principle to sell our architectural business. The agreement contemplates the sale of the design, manufacturing and selling activities related to this business including related property, plant and equipment and working capital. The assets to be sold have been clearly identified and a review of the activities required to complete the divestiture plan has indicated that it is unlikely that significant changes will be made, or that the divestiture plan will be withdrawn. We entered into a definitive agreement for that transaction on February 12, 2007 and expect to complete it during the first quarter of 2007. We have concluded that the transaction satisfied the accounting considerations to be reported as discontinued operations and have been reported the component as such in our financial statements.

The revenues of product lines still subject to this strategic review and potential disposition are the Industrial and Electronic revenues of our Reinforcements business segment. These revenues were $155 million during 2006 compared to $200 million during 2005. The revenues to be retained are the Commercial Aerospace revenues of our Reinforcements business segment, which were $80.2 million and $69.1 million in 2006 and 2005, respectively. The specific assets and associated revenues subject to potential divesture may change as we complete our review and any related transactions.

In December of 2006, we completed the sale of our interest in TechFab to our joint venture partner for $22.0 million in cash. The unit purchase agreement contained limited indemnification provided by us related to certain liabilities incurred prior to the date of sale. TechFab is headquartered in Anderson, SC and manufactures non-woven reinforcement materials used in the manufacture of construction and roofing materials, sail cloth and other specialty applications. As a result of the sale, we recognized a pre-tax gain of $15.7 million in the fourth quarter of 2006. The TechFab joint venture was part of our Reinforcements business segment.

Upon completion of the remaining elements of our strategic review and related divestitures together with the integration of our company's business operations into a single organization focused on advanced composites materials, we will redefine our business segments to reflect our future organization and business focus.

Results of Operations

We have three reportable segments: Composites, Reinforcements and Structures. Although these strategic business units provide customers with different products and services, they often overlap within four end market segments: Commercial Aerospace, Industrial, Space & Defense, and Electronics. We find it meaningful to evaluate the performance of our segments through the four end market segments. Further discussion and additional financial information about our segments may be found in Note 20 to the accompanying consolidated financial statements of this Annual Report.

2006 Compared to 2005

Net Sales: Consolidated net sales of $1,193.1 million for 2006 were $53.6 million, or 4.7% higher than the $1,139.5 million of net sales for 2005. The increase was primarily attributable to sales growth within Commercial Aerospace. Had the same U.S. dollar, British Pound Sterling and Euro exchange rates applied in 2006 as in 2005 ("in constant currency"), consolidated net sales for 2006 would have been $50.5 million higher than the 2005 net sales of $1,139.5 million at $1,190.0 million.

The following table summarizes net sales to third-party customers by business segment and end market segment in 2006 and 2005:

(In millions)	Commercial Aerospace	Industrial	Space & Defense	Electronics	Total
2006 Net Sales					
Composites	$ 446.3	$ 208.9	$ 192.8	$ —	$ 848.0
Reinforcements	80.2	103.2	—	51.8	235.2
Structures	91.5	—	18.4	—	109.9
Total	$ 618.0	$ 312.1	$ 211.2	$ 51.8	$ 1,193.1
	52%	26%	18%	4%	100%
2005 Net Sales					
Composites	$ 392.7	$ 200.6	$ 193.7	$ —	$ 787.0
Reinforcements	69.1	143.3	—	56.9	269.3
Structures	67.6	—	15.6	—	83.2
Total	$ 529.4	$ 343.9	$ 209.3	$ 56.9	$ 1,139.5
	47%	30%	18%	5%	100%

Commercial Aerospace: Net sales to the commercial aerospace market segment increased by $88.6 million or 16.7% to $618.0 million for 2006 as compared to net sales of $529.4 million for 2005. Net sales of the Composites business segment were $53.6 million higher, up 13.6% from 2005. Net sales of the Reinforcements business segment were higher by $11.1 million, up 16.1% from 2005. Net sales of the Structures business segment to commercial aerospace applications increased by $23.9 million or 35.4% to $91.5 million in 2006. In constant currency, net sales to the commercial aerospace market segment increased $87.5 million, or 16.5%, to $616.9 million.

Our overall year-over-year improvement was driven by increases in aircraft production in 2006 and 2007 by Boeing, Airbus and other aircraft manufacturers, as well as the resultant growth in demand by aircraft engine and nacelle manufacturers.

We continue to pursue the increased use of advanced structural materials in each new generation of aircraft. Boeing and Airbus are currently developing the 787 and A350XWB aircraft, respectively, each of which will utilize a higher percentage of advanced structural materials than any previous large commercial aircraft.

Industrial: Net sales of $312.1 million for 2006 decreased by $31.8 million, or 9.2%, compared to net sales of $343.9 million in 2005. In constant currency, net sales to the industrial market segment decreased $33.1 million or 9.6%, to $310.8 million. This decrease was primarily due to lower revenues from reinforcement fabrics used in body armor ballistic applications offset in part by strong growth in sales of composite materials used in wind energy applications.

Sales of composite materials used to manufacture wind turbine blades grew 17% compared to 2005, and now represents the largest contributor within our Industrial market segment. These results reflect the underlying growth in global wind turbine installations. Our sales of reinforcement fabrics used in ballistic applications decreased by 35% compared to 2005; however, as a result of the new personal protection funding authorized by Congress, we saw some improvement in this segment at the end of 2006, and expect continued improvement in 2007. Revenues for 2006 from other industrial applications were 3.5% lower than in 2005.

Space & Defense: Net sales of $211.2 million increased $1.9 million, or 0.9%, for 2006 as compared to net sales of $209.3 million for 2005. In constant currency, net sales increased $1.1 million to $210.4 million. Some inventory corrections at certain of our rotorcraft customers during 2006 constrained revenue growth compared to 2005. The revenues that we derive from military and space programs tend to vary quarter to quarter based on customer ordering patterns and manufacturing campaigns. We continue to benefit from our ability to supply composite materials and, in some cases, composite structures to a broad range of military aircraft and helicopter programs, including the F/A-18E/F (Hornet), the F-22 (Raptor), the European Fighter Aircraft (Typhoon), the C-17, the V-22 (Osprey) tilt rotor aircraft, and the Blackhawk, the Tiger and the NH90 helicopters. In addition, the EADS A400M military transport aircraft and the F-35 (joint strike fighter or JSF) are currently under development and should enter low rate initial production later in the decade.

Electronics: Net sales of $51.8 million in 2006 decreased by $5.1 million, or 9.0%, as compared to net sales of $56.9 million for 2005. On a constant currency basis, net sales to the electronics market segment decreased by $5.0 million, or 8.8%, to $51.9 million. To better match regional production capacities and anticipated demand, in December 2005 we announced plans to consolidate certain of our glass fabric production activities in France, and in January 2006 we announced plans to consolidate our North American electronics production activities into our Statesville, North Carolina plant and to close our plant in Washington, Georgia.

Gross Margin: Gross margin for 2006 was $264.8 million, or 22.2% of net sales, compared to gross margin of $250.1 million, or 21.9% of net sales, in 2005. The improvement reflects primarily the contribution of higher net sales from Commercial Aerospace and our continued focus on cost containment. The gross margin for 2006 included an accrual of $2.0 million for projected additional environmental remediation costs at a former manufacturing site.

The gross margin for our Composites business unit was $192.1 million or $16.0 million higher than the previous year. The gross margin for our Reinforcements business unit was $56.6 million or $6.8 million lower than the previous year resulting primarily from a decrease of $34.1 million in sales. Gross margin attributable to our Structures business unit increased $8.8 million to $20.3 million, primarily due to higher aircraft build rates and new programs.

Selling, General and Administrative ("SG&A") Expenses: SG&A expenses were $113.2 million, or 9.5% of net sales, for 2006 compared with $104.9 million, or 9.2% of net sales, for 2005. The $8.3 million increase in SG&A expenses reflects, among other factors, an increase of $6.3 million for share-based compensation following our adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment ("FAS 123(R)")* and $1.1 million of disposition costs associated with potential divestures.

Research and Technology Expenses: R&T expenses for 2006 were $30.4 million, or 2.5% of net sales, compared with $25.3 million, or 2.2% of net sales, for 2005. The $5.1 million increase was due to, among other factors, increased spending in support of new products and new commercial aircraft qualification activities.

Other Expense, Net: We did not incur any costs classified as other operating expense in 2006. Other expense, net for 2005 was $15.1 million. Included in other expense was an accrual of $16.5 million for the settlement of litigation matters offset partially by a $1.4 million gain on the sale of surplus land at one of our manufacturing facilities. Refer to Note 21 to the accompanying consolidated financial statements in this Annual Report for additional information.

Operating Income: Operating income for 2006 was $106.4 million compared with operating income of $101.9 million for 2005. Operating income as a percent of sales was 8.9% for both 2006 and 2005. The $4.5 million increase in operating income is due in part to greater sales for 2006 resulting in an increase in gross margin, and the fact that we incurred other expense, net, of $15.1 million in 2005 and there was no such expense in 2006. As previously mentioned, during 2006 we incurred increased SG&A expenses of $6.3 million primarily due to the adoption of FAS 123(R) and increased

R&T expenses of $5.1 million, primarily attributable to an increase in qualification activities. In addition, business consolidation and restructuring expenses increased $11.9 million over the prior year to $14.8 million. The increase in business consolidation and restructuring expenses result primarily from our organizational realignment and reduction of stranded costs that will result from divestures associated with our portfolio review, the closure of our Washington, Georgia facility as well as the continuing costs associated with the closure of our Livermore, California facility.

Operating income for the Composites business segment increased $1.1 million or 1.1% to $105.1 million, as compared to $104.0 million for 2005. Operating income for the Composites business segment includes $2.9 million in share-based compensation expense in 2006. The Reinforcements business segment's operating income decreased $14.7 million, as compared with 2005, to $26.0 million resulting from decreased sales, share-based compensation expense of $1.5 million in 2006 and $1.1 million of disposition costs associated with potential divestures. The Structures segment's operating income increased by $5.4 million compared with 2005 to $13.4 million, resulting primarily from higher sales volumes.

We did not allocate corporate operating expenses of $38.1 million and $50.8 million to operating segments in 2006 and 2005, respectively. The year-on-year decrease in corporate operating expenses of $12.7 million is primarily attributable to expense of $16.5 million associated with litigation settlements in 2005, offset by increased share-based compensation of $2.5 million resulting from the adoption of FAS 123(R).

Interest Expense: Interest expense for 2006 was $28.0 million compared to $33.9 million for 2005. The $5.9 million decline in interest expense primarily reflects a $3.5 million increase in interest expense capitalized in 2006 as a result of our carbon fiber capacity expansion. Cash interest paid decreased by $14.0 million during 2006 to $26.0 million compared to $40.0 million for 2005. Refer to Notes 9 and 16 to the accompanying consolidated financial statements in this Annual Report for additional information.

Non-Operating (Income) Expense, Net: Non-operating income for 2006 was $15.7 million compared to non-operating expense, net of $40.9 million in 2005. During 2006, we completed the sale of our interest in TechFab to our joint venture partner for $22.0 million in cash. As a result of the sale, we recognized a gain of $15.7 million in the fourth quarter of 2006. During 2005, we recognized $40.9 million in losses on the early retirement of debt, $40.3 million resulting from the first quarter's debt refinancing. Refer to Notes 8, 9 and 22 to the accompanying consolidated financial statements in this Annual Report for additional information.

Provision (Benefit) for Income Taxes: During 2006, we recorded a tax provision $34.1 million or 36.2% of pre-tax income. The full year tax provision included a $4.5 million benefit of the reversal of the valuation allowance against our U.S. deferred tax assets related to capital losses. During the fourth quarter of 2005, we recorded a $119.2 million benefit from the reversal of the majority of the previously recorded valuation allowance established on our U.S. federal, state and local deferred tax assets except for that portion where the evidence did not yet support a reversal.

As of December 31, 2006, no evidence exists to support the reversal of the $6.2 million valuation allowance related to our Belgian subsidiary. Consistent with prior years, we continue to adjust our tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated Belgian net operating income (losses). This practice will continue until such time as the Belgian operations have evidenced the ability to consistently generate sufficient taxable income such that in future years management can reasonably expect that the deferred tax assets can be utilized.

Equity in Earnings of Affiliated Companies: Equity in earnings of affiliated companies was $4.1 million in 2006 compared to $3.6 million in 2005. The year-over-year improvement resulted from higher equity in earnings reported by the Structures business segment's joint ventures in China and Malaysia. We recorded equity in earnings of affiliated companies of $1.9 million and $3.0 million during 2006 and 2005, respectively, related to the joint venture interests sold or dissolved during 2006. Equity in earnings of affiliated companies does not affect our cash flows. For additional information, see Note 8 to the accompanying consolidated financial statements of this Annual Report.

Income from Continuing Operations: Net income from continuing operations was $64.1 million, or $0.67 per diluted share for the year ended December 31, 2006 compared to $139.8 million, or $1.49 per diluted common share for the year ended December 31, 2005. The decrease reflects the results discussed above.

Income from Discontinued Operations, Net: Income from discontinued operations was $1.8 million, or $0.02 per diluted common share for the year ended December 31, 2006 compared to $1.5 million, or $0.02 per diluted common share for the year ended December 31, 2005. In October of 2006, we reached agreement in principle to sell our architectural business. The transaction is proceeding as expected and is anticipated to close during the first quarter of 2007. For additional information, see Note 2 to the accompanying consolidated financial statements of this Annual Report.

Deemed Preferred Dividends and Accretion: We recognized deemed preferred dividends and accretion of $30.8 million for 2005. Included in deemed preferred dividends and accretion for 2005 are accelerated charges of $23.2 million resulting from the conversions of mandatorily redeemable convertible preferred stock into common stock. For additional information, see Note 14 to the accompanying consolidated financial statements of this Annual Report.

Net Income Available to Common Shareholders and Net Income Per Common Share:

(In millions, except per share data)	2006	2005
Net income available to common shareholders	$65.9	$110.5
Diluted net income per common share	$0.69	$ 1.51
Diluted weighted average shares outstanding	95.5	93.7

A portion of the Company's stock options were excluded from the computation of diluted net income per common share for the years ended December 31, 2006 and 2005 as they were anti-dilutive. For additional information, see Note 15 to the accompanying consolidated financial statements of this Annual Report.

2005 Compared to 2004

Net Sales: Consolidated net sales of $1,139.5 million for 2005 were $88.1 million, or 8.41% higher than the $1,051.4 million of net sales for 2004. The increase was primarily attributable to sales growth within the Commercial Aerospace and Space & Defense markets. Had the same U.S. dollar, British Pound Sterling and Euro exchange rates applied in 2005 as in 2004 ("in constant currency"), consolidated net sales for 2005 would have been $87.4 million higher than the 2004 net sales of $1,051.4 million at $1,138.8 million.

The following table summarizes net sales to third-party customers by business segment and end market segment in 2005 and 2004:

	Commercial Aerospace	Industrial	Space & Defense	Electronics	Total
(In millions)					
2005 Net Sales					
Composites	$ 392.7	$ 200.6	$ 193.7	$ —	$ 787.0
Reinforcements	69.1	143.3	—	56.9	269.3
Structures	67.6	—	15.6	—	83.2
Total	$ 529.4	$ 343.9	$ 209.3	$ 56.9	$ 1,139.5
	47%	30%	18%	5%	100%
2004 Net Sales					
Composites	$ 337.6	$ 164.1	$ 182.2	$ —	$ 683.9
Reinforcements	64.6	169.9	—	61.8	296.3
Structures	60.3	—	10.9	—	71.2
Total	$ 462.5	$ 334.0	$ 193.1	$ 61.8	$ 1,051.4
	44%	32%	18%	6%	100%

Commercial Aerospace: Net sales to the commercial aerospace market segment increased by $66.9 million or 14.5% to $529.4 million for 2005 as compared to net sales of $462.5 million for 2004. In constant currency, net sales to the commercial aerospace market segment increased $67.3 million, or 14.6%, to $529.8 million. Net sales of Composites business segment were $55.1 million higher, up 16.3% from 2004. Net sales of the Reinforcements business segment were higher by $4.5 million, up 7.0% from 2004. The net sales of the Structures business segment to commercial aerospace applications increased by $7.3 million or 12.1% to $67.6 million in 2005.

The overall year-over-year improvement was driven by higher aircraft production rates by Boeing and Airbus as they increased the number of aircraft they manufacture and deliver in 2005 and 2006. We have also benefited from the favorable mix of aircraft being manufactured by our customers that utilize more composite materials.

Industrial: Net sales of $343.9 million for 2005 increased by $9.9 million, or 3.0%, compared to net sales of $334.0 million in 2004. In constant currency, net sales to the industrial market segment increased $9.0 million or 2.7%, to $343.0 million. This increase was primarily due to strong growth in sales of composite materials used in wind energy applications, offset by lower revenues from reinforcement fabrics used in body armor ballistic applications. Revenues for 2005 from other industrial applications, including recreational, architectural and automotive segments, were relatively consistent with 2004 results.

Sales in composite materials used to manufacture wind turbine blades grew 58% compared to 2004, and led to the overall growth of the industrial market segment. These results reflect the underlying growth in global wind turbine installations and the share gains we made in the second half of 2004.

Our sales of reinforcement fabrics used in ballistic applications decreased by 16% compared to 2004, as the recent body armor re-equipment cycle for U.S. military started to slow.

While sales of composite products to recreational applications were consistent with 2004, the tightening in the supply of carbon fiber, particularly as commercial aerospace demand increased, restricted the available supply of carbon fiber to industrial applications that utilize this fiber, and affected our ability to supply products for these applications.

Space & Defense: Net sales of $209.3 million increased $16.2 million, or 8.4%, for 2005 as compared to net sales of $193.1 million for 2004. Revenues related to new helicopter production worldwide as well as helicopter blade replacement programs showed the greatest contribution to growth in the year.

Electronics: Net sales of $56.9 million in 2005 decreased by $4.9 million, or 7.9%, as compared to net sales of $61.8 million for 2004. On a constant currency basis, net sales to the electronics market segment decreased by $5.1 million, or 8.3%, to $56.7 million.

Gross Margin: Gross margin for 2005 was $250.1 million, or 21.9% of net sales, compared to gross margin of $224.1 million, or 21.3% of net sales, in 2004. The improvement reflected the impact of higher net sales and our continuing efforts to keep the rate of change in our costs lower than the rate of growth in sales, and the benefit of available manufacturing capacity within many of our manufacturing plants.

The gross margin for the Composites business unit was $20.0 million higher than the prior year. The benefit of higher sales volume and productivity improvements more than offset changes in raw material and utility prices as well as changes in labor, freight and fixed production costs. The gross margin percentage for 2005 was 22.4% versus 22.2% for 2004 in part due to the changes in our hedged foreign currency exchange rates compared to 2004.

The gross margin for the Reinforcements business unit was $1.4 million higher than the prior year. The gross margin percentage was 23.5% for 2005 compared to 20.9% for 2004. The decline in revenues from ballistic applications was offset by the growth of revenues from composite reinforcement applications.

The gross margin for the Structures business unit was $4.7 million higher than the prior year. Gross margin percentage increased by approximately 4% over last year. Higher sales volume, productivity improvements, cost control and favorable sales mix generated this improvement.

Selling, General and Administrative Expenses: SG&A expenses were $104.9 million, or 9.2% of net sales, for 2005 compared with $108.8 million, or 10.3% of net sales, for 2004. The $3.9 million decrease in SG&A expenses reflected, among other factors, the $2.3 million provision recorded in 2004 against accounts receivable from Second Chance Body Armor following their Chapter 11 bankruptcy filing on October 17, 2004 and a $2.1 million reduction in 2005 spending compared to 2004 related to compliance with the Sarbanes-Oxley Act. Partially offsetting these favorable impacts were higher legal fees and expenses related to carbon fiber litigation settlements.

Research and Technology Expenses: R&T expenses for 2005 were $25.3 million, or 2.2% of net sales, compared with $23.5 million, or 2.2% of net sales, for 2004. The $1.8 million increase was due to, among other factors, increased spending in support of new products and new commercial aircraft qualification activities.

Other Expense, Net: Other expense, net for 2005 was $15.1 million compared to $3.0 million in 2004. Included in other expense were accruals of $16.5 million and $7.0 million for the settlement of litigation matters for the years ended December 31, 2005 and 2004, respectively. In addition, during 2005 and 2004, we recognized a $1.4 million and a $4.0 million gain, respectively, on the sale of surplus land at one of our manufacturing facilities. Refer to Note 21 to the accompanying consolidated financial statements in this Annual Report for additional information.

Operating Income: Operating income for 2005 was $101.9 million, or 8.9% of net sales, compared with operating income of $86.1 million, or 8.2% of net sales, for 2004. The increase in operating income was primarily driven by increased net sales contributing to improved percentage gross margins and lower SG&A expenses. Partially offsetting these favorable impacts was an increase in other expenses, net as described above.

Operating income for the Composites business segment increased $14.9 million or 16.7% to $104.0 million, as compared to $89.1 million for 2004. Year-on-year sales growth of 15.1% drove this improvement. The Reinforcements business segment's operating income increased $3.7 million, as compared with 2004, to $40.7 million despite decreased revenues of $27.0 million. In 2004, the business segment recorded a $2.3 million provision against accounts receivable from Second Chance Body Armor. The Structures segment's operating income increased by $4.2 million compared with 2004 to $8.0 million, resulting primarily from the 16.9% growth in sales productivity improvements, cost control and favorable sales mix.

We did not allocate corporate operating expenses of $50.8 million and $43.8 million to operating segments in 2005 and 2004, respectively. The year-on-year increase in corporate operating expenses of $7.0 million included a year-over-year increase of $9.5 million related to litigation settlements. Additionally, we incurred legal fees and expenses of $1.9 million in the third quarter, 2005 associated with the carbon fiber litigation settlements. Partly offsetting these unfavorable impacts were reduced incentive compensation accruals and lower expenses associated with compliance with the Sarbanes-Oxley Act.

Interest Expense: Interest expense for 2005 was $33.9 million compared to $47.7 million for 2004. The $13.8 million decline in interest expense primarily reflected lower interest rates as a result of our refinancing during the first quarter of 2005 offset by slightly higher average debt in 2005. Refer to Notes 9 and 16 to the accompanying consolidated financial statements in this Annual Report for additional information.

Non-Operating Expense, Net: Non-operating expense, net for 2005 was $40.9 million compared to $2.2 million in 2004. During 2005, we recognized $40.9 million in losses on the early retirement of debt, $40.3 million resulting from the first quarter's debt refinancing. During 2004, we recognized a $3.2 million loss on the early retirement of debt resulting primarily from the redemption of $44.8 million of our senior subordinated notes during the year. This loss was partially offset by a $1.0 million gain attributable to the sale of securities obtained through a de-mutualization of an insurance company. Refer to Note 22 to the accompanying consolidated financial statements in this Annual Report for additional information.

Provision (Benefit) for Income Taxes: During the fourth quarter of 2005, we reversed the majority of the previously recorded valuation allowance established on our U.S. federal, state and local deferred tax assets except for that portion where the evidence does not yet support a reversal. As a result of our decision to reverse the valuation allowance, we recorded in the fourth quarter of 2005 a $119.2 million benefit relating to the reversal of its tax provision.

As of December 31, 2005, no evidence existed to support the reversal of the $5.5 million valuation allowance related to our Belgian subsidiary. Consistent with prior years, we continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated Belgian net operating income (losses). This practice will continue until such time as the Belgian operations have evidenced the ability to consistently generate sufficient taxable income such that in future years management can reasonably expect that the deferred tax assets can be utilized.

Equity in Earnings of Affiliated Companies: Equity in earnings of affiliated companies was $3.6 million in 2005 compared to $1.1 million in 2004. The year-over-year improvement resulted from higher equity in earnings reported by TechFab, the Reinforcements business segment's joint venture, and improved overall equity earnings associated with the Structures business segment's joint ventures in China and Malaysia. Equity in earnings of affiliated companies does not affect our cash flows.

Deemed Preferred Dividends and Accretion: We recognized deemed preferred dividends and accretion of $30.8 million and $25.4 million for 2005 and 2004, respectively. Included in deemed preferred dividends and accretion for 2005 and 2004 were accelerated charges of $23.2 million and $12.9 million, respectively, resulting from the conversions of mandatorily redeemable convertible preferred stock into common stock. For additional information, see Note 14 to the accompanying consolidated financial statements of this Annual Report.

Net Income Available to Common Shareholders and Net Income Per Common Share:

(In millions, except per share data)	2005	2004
Net income available to common shareholders	**$110.5**	$ 3.4
Diluted net income per common share	**$ 1.51**	$0.08
Diluted weighted average shares outstanding	**93.7**	42.1

Our convertible subordinated debentures, due 2011, and mandatorily redeemable convertible preferred stock were excluded from the computation of diluted net income (loss) per common share for the year ended December 31, 2004. A portion of our stock options were excluded from the computation of diluted net income per common share for the years ended December 31, 2005 and 2004 as they were anti-dilutive. For additional information, see Note 15 to the accompanying consolidated financial statements of this Annual Report.

Business Consolidation and Restructuring Programs

December 2006 Program

In December 2006, we announced that we had begun the process of realigning our organization into a single business and addressing stranded costs that will result from divestitures associated with our portfolio realignment. In connection with this action, we expect to incur severance and relocation expenses of up to $10 million. During 2006, we recorded business consolidation and restructuring expenses of $7.6 million in connection with this action, of which $7.4 million and $0.2 million related to employee severance and relocation costs, respectively. We expect to continue to incur business consolidation and restructuring expense in 2007.

Electronics Program

In December 2005, we announced plans to consolidate certain of our glass fabric production activities at our Les Avenieres, France plants. In January 2006, we announced plans to consolidate our North American electronics production activities into our Statesville, North Carolina plant and to close our plant in Washington, Georgia. These actions were aimed at matching regional production capacities with available demand. For the years ended December 31, 2006 and 2005, we recognized business consolidation and restructuring expenses of $5.6 and $0.3 million, respectively, related to this program for employee severance, facility closure and equipment relocation costs. This program is substantially complete.

Livermore 2004 Program

In January 2004, we announced the consolidation of activities of our Livermore, California facility into other operations, principally the Salt Lake City, Utah plant. Costs associated with the facility's closure, along with costs for relocation and re-qualification of equipment, are being incurred over several years. We expect to cease manufacturing and complete the transfer of activities from this facility by the end of the first quarter of 2007. We will then commence the disposal of remaining manufacturing equipment, followed by the demolition of the facility and the preparation of the manufacturing site for sale. We will continue to incur costs associated with the facility's closure and demolition until the property is sold. For both the years ended December 31, 2006 and 2005, we recognized business consolidation and restructuring expenses of $1.8 million, related to this program for employee severance, facility closure and equipment relocation costs.

During the first quarter of 2006, we determined that involuntary termination benefits under the Livermore Program should have been accounted for under Statement of Financial Accounting Standards No. 112, *Employers' Accounting for Postretirement Benefits*, instead of Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. As a result of this determination, we made an adjustment in the first quarter of 2006, and concluded that the impact was not material to either the current period or to any prior periods.

November 2001 Program

In November 2001, we announced a program to restructure our business operations as a result of reductions in commercial aircraft production and depressed business conditions in the electronics market. For the year ended December 31, 2006, we recognized a change in estimate decreasing business consolidation and restructuring expenses by $0.2 million. For the year ended December 31, 2005, we recognized business consolidation and restructuring expenses of $0.8 million. This program is substantially complete. Severance and lease payments will continue into 2009.

The aggregate business consolidation and restructuring activities for the three years ended December 31, 2006, consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2003	$ 4.2	$ 1.7	$ 5.9
Business consolidation and restructuring expenses			
Current period expenses	0.9	1.9	2.8
Change in estimated expenses	(0.1)	—	(0.1)
Net business consolidation and restructuring expenses	0.8	1.9	2.7
Cash expenditures	(2.0)	(2.5)	(4.5)
Non-cash usage, including asset write-downs	—	(0.1)	(0.1)
Currency translation adjustments	0.3	—	0.3
Balance as of December 31, 2004	$ 3.3	$ 1.0	$ 4.3
Business consolidation and restructuring expenses	1.1	1.8	2.9
Cash expenditures	(0.6)	(2.1)	(2.7)
Currency translation adjustments	(0.3)	—	(0.3)
Balance as of December 31, 2005	$ 3.5	$ 0.7	$ 4.2
Business consolidation and restructuring expenses			
Current period expenses	**10.1**	**4.9**	**15.0**
Change in estimated expense	**(0.2)**	**—**	**(0.2)**
Net business consolidation and restructuring expenses	**9.9**	**4.9**	**14.8**
Cash expenditures	**(2.9)**	**(5.3)**	**(8.2)**
Currency translation adjustments	**0.2**	**—**	**0.2**
Balance as of December 31, 2006	**$10.7**	**$0.3**	**$11.0**

Retirement and Other Postretirement Benefit Plans

We maintain qualified and nonqualified defined benefit retirement plans covering certain current and former U.S. and European employees, as well as retirement savings plans covering eligible U.S. employees, and participate in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. In addition, we provide certain postretirement health care and life insurance benefits to eligible U.S. retirees. Benefits under the defined benefit retirement plans are generally based on years of service and employee compensation under either a career average or final pay benefits method. Depending on the plan, postretirement health care and life insurance benefits are available to eligible employees who retire on or after age 58 or 65 after rendering a minimum of 15 or 25 years of service, respectively. We also make profit sharing contributions when we meet or exceed certain performance targets, which are set annually.

Under the retirement savings plans, eligible U.S. employees can contribute up to 20% of their compensation to an individual 401(k) retirement savings account. We make matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation.

Effective December 31, 2000, we made certain changes to our U.S. retirement benefit plans that were intended to improve the flexibility and visibility of future retirement benefits for employees. These changes included an increase in the amount that we contributed to individual 401(k) retirement savings accounts and an offsetting curtailment of our U.S. qualified defined benefit retirement plan ("U. S. Qualified Plan"). Beginning January 1, 2001, we started to contribute an additional 2% to 3% of each eligible employee's salary to an individual 401(k) retirement savings account, depending on the employee's age. This increases the maximum contribution to individual employee savings accounts to between 5% and 6% per year, before any profit sharing contributions. Offsetting the estimated incremental cost of this additional benefit, participants in our U.S. Qualified Plan no longer accrued benefits under this plan after December 31, 2000, and no new employees will become participants. However, employees retained all benefits earned under this plan as of that date. In December 2006, our Board of Directors voted to terminate the U.S. Qualified Plan as of April 1, 2007, subject to appropriate regulatory approval. The U.S. Qualified Plan had been slowly self-liquidating as a result of its curtailed status and our decision to fund lump-sum payouts to employees who were participants in this plan and either retired or left Hexcel. Our greatly improved financial condition strongly influenced our decision and that of our Board of Directors to terminate the plan by providing the opportunity for either lump-sum or annuity payments to all participants in the plan in accordance with the terms of the plan and all appropriate government regulations. Final termination of the U.S. Qualified Plan is expected to occur in either the fourth quarter of 2007, or early 2008.

Historically, we have developed an asset allocation policy for the U.S. Qualified Plan with consideration of the following long-term investment objectives: achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return with an expected total portfolio return of 7.5%, and minimizing the impact of market fluctuations on the fair value of the plan assets. In connection with our decision to terminate the U.S. Qualified Plan, we also made the decision to liquidate all our equity investments in the plan. As such, as of December 31, 2006, our cash balances in this plan exceed the plan's targeted range. Such cash balances will be invested in high quality government securities with maturities of one year or less, as the termination process continues into 2007. In addition, the U.S. Qualified Plan's managed fixed income portfolio will be liquidated during 2007.

Changes made to the actual asset allocations outside of targeted policy ranges as a result of the decision to terminate the U.S. Qualified Plan were approved by our Board of

Directors. In 2006, we made an additional cash contribution of $1.9 million to the plan to fund lump-sum payments.

In addition to the broad asset allocations described above, the following investment policies apply to individual asset classes: equity investments can include common and preferred securities, American Depository Receipts, as well as mutual funds in such securities. The portfolios are required to be diversified among industries and economic sectors. No more than 10% of the plan's assets may be in illiquid securities. To enhance diversification and liquidity, equity investments have historically been directed into mutual funds. Short sales, margin purchases and similar speculative transactions are prohibited. Fixed income investments are oriented toward risk adverse, investment grade securities. The short-term portion of the portfolio will be invested in high-grade commercial paper (rated A-1 and P-1), treasury bills, and short-term repurchase agreements (collateralized by U.S. Treasury or Agency issue or commercial paper), approved bankers' acceptances and approved domestic certificates of deposit of banks. Longer-term fixed income purchases will be limited to issues rated at or above BBB- by Standard & Poor's and Baa3 by Moody's, while the entire portfolio must have a minimum overall rating of AA by both rating agencies. Short sales, margin purchases and similar speculative transactions are prohibited. The portfolio should compare favorably to the Lehman Bros. Aggregate Index over a 5-year period.

We use long-term historical actual return experience, future expectations of long-term investment returns for each asset class, and asset allocations to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of our U.S. Qualified Plan. As a result of an annual review of historical returns, market trends, and our recent asset allocation reflecting the decision to terminate the plan, we have reduced our expected long-term rate of return for the 2007 plan year to 5%. We expect that during the termination process the majority of the plan's assets will be invested in high quality government securities with maturities of one year, or less.

We account for our defined benefit retirement plans and our postretirement benefit plans using actuarial models required by Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions ("FAS 87")*, and No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions ("FAS 106")*, respectively. These actuarial models require the use of certain assumptions, such as the expected long-term rate of return, discount rate, rate of compensation increase, healthcare cost trend rates, and retirement and mortality rates, to determine the net periodic costs of such plans. These assumptions are reviewed and set annually at the beginning of each year. In addition, these models use an "attribution approach" that generally spreads individual events, such as plan amendments and changes in actuarial assumptions, over the service lives of the employees in the plan. That is, employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of retirement and postretirement benefit plans are earned in, and should follow, the same pattern.

We use our actual return experience, future expectations of long-term investment returns, and our actual and targeted asset allocations to develop our expected rate of return assumption used in the net periodic cost calculations of our funded U.S. and European defined benefit retirement plans. Due to the difficulty involved in predicting the market performance of certain assets, there will almost always be a difference in any given year between our expected return on plan assets and the actual return. Following the attribution approach, each year's difference is amortized over a number of future years. Over time, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees.

We annually set our discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments. Recent declines in discount rates have increased our net periodic costs for the three years ended December 31, 2006 and the unfunded status of our funded qualified plan as of December 31, 2006 and 2005. The discount rate assumption used to calculate net periodic retirement related costs for the U.S. funded plan in 2006 was 4.75% compared to a discount rate of 5.5% used in 2005 and 5.75% used in 2004. The rate of compensation increase, which is another significant assumption used in the actuarial model for pension accounting, is determined by us based upon our long-term plans for such increases and assumed inflation. These rates used have remained relatively constant over the past three years and are expected to remain constant for 2007. For the postretirement health care and life insurance benefits plan, we review external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and mortality rates are based primarily on actual plan experience.

Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

For more information regarding our retirement and other postretirement benefit plans, including information related to our adoption of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158")*, see Notes 1 and 12 to the accompanying consolidated financial statements of this Annual Report.

Significant Customers

Approximately 21.3%, 18.8% and 19.3% of our 2006, 2005 and 2004 net sales, respectively, were to Boeing and its subcontractors. Of the 21.3% of sales to Boeing and its subcontractors in 2006, 16.1% and 5.2% related to commercial aerospace and space and defense market applications, respectively. Approximately 22.6%, 22.1% and 20.7% of our 2006, 2005 and 2004 net sales, respectively, were to EADS, including Airbus, and its subcontractors. Of the 22.6% of sales to EADS and its subcontractors in 2006, 19.4% and 3.2% related to commercial aerospace and space and defense market applications, respectively.

(In millions)	2006	2005	2004
Commercial:			
Boeing and subcontractors	**$ 191.6**	$ 154.5	$ 139.5
EADS and subcontractors	**232.0**	215.9	187.7
Total	**$ 423.6**	$ 370.4	$ 327.2
Space & Defense:			
Boeing and subcontractors	**$ 62.9**	$ 63.3	$ 67.4
EADS and subcontractors	**37.7**	40.7	34.4
Total	**$ 100.6**	$ 104.0	$ 101.8

Financial Condition

Liquidity: During the first quarter of 2005, we refinanced substantially all of our long-term debt. In connection with the refinancing, we entered into a $350.0 million senior secured credit facility (the "Senior Secured Credit Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. In addition, the Senior Secured Credit Facility permits us to issue letters of credit up to an aggregate amount of $40.0 million. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan. As of December 31, 2006, we had aggregate borrowings of $183.6 million outstanding under the Senior Secured Credit Facility consisting of term loans, and had issued letters of credit under the Senior Secured Credit Facility totaling $4.3 million. Cash and cash equivalents as of December 31, 2006 was $25.7 million.

As of December 31, 2006, our total debt, net of cash, was $386.6 million, a decrease of $12.2 million from $398.8 million as of December 31, 2005. The reduction in net debt reflected the net cash provided by operating activities of $100.6 million, cash proceeds of $22.0 million and $10.6 from the TechFab sale and activity under stock plans, respectively, offset by $120.2 million of capital expenditures and deposits for capital purchases during the year.

Net cash from operating activities is our primary source of funds to finance working capital and capital expenditures each year. Over the last three years, net cash from operating activities has provided a source of funds ranging between $72.2 million and $100.6 million per year. Short-term liquidity requirements consist primarily of normal recurring operating expenses; costs associated with legacy business matters, including costs related to our retirement benefit plans; capital expenditures and debt service requirements. We expect to meet these short-term requirements through net cash from operating activities and our revolving credit facility. Total undrawn availability under the Senior Secured Credit Facility as of December 31, 2006 was $120.7 million. As of December 31, 2006, long-term liquidity requirements consist primarily of obligations under our long-term debt obligations. We expect to meet long-term liquidity requirements through cash provided from operations, and if necessary, supplemented with long-term borrowings and other debt or equity financing. The availability and terms of any such financing will depend upon market and other conditions at the time. Proceeds received from our divestiture activities will be initially used to prepay debt and finance capital expenditures

Credit Facilities: On March 1, 2005, we entered into a $350.0 million senior secured credit facility, consisting of a $225.0 million term loan and a $125.0 million revolving loan. The term loan under the Senior Secured Credit Facility is scheduled to mature on March 1, 2012 and the revolving loan under the Senior Secured Credit Facility is scheduled to expire on March 1, 2010. Term loan borrowings under the Senior Secured Credit Facility bear interest at a floating rate based on the agent's defined "prime rate" plus a margin that can vary from 0.50% to 0.75% or LIBOR plus a margin that can vary from 1.50% to 1.75%, while revolving loan borrowings under the Senior Secured Credit Facility bear interest at a floating rate based on either the agent's defined "prime rate" plus a margin that can vary from 0.25% to 1.00%, or LIBOR plus a margin that can vary from 1.25% to 2.00%. The margin in effect for a borrowing at any given point depends on our leverage. Initially the interest rate on the term loan was LIBOR + 175bps and on the revolving loan the interest rate was initially LIBOR +200bps. Effective as of September 1, 2005, the interest rate on the revolving loan stepped down to LIBOR + 175bps. The Senior Secured Credit Facility is secured by a pledge of assets that includes, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and our material U.S. subsidiaries, and 65% of the share capital of our Danish subsidiary and first-tier U.K. subsidiary. In addition, the Senior Secured Credit Facility permits us to issue letters of credit up to an aggregate amount of $40.0 million, of which $4.3 million were outstanding as of December 31, 2006. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan.

We are required to maintain various financial ratios throughout the term of the Senior Secured Credit Facility. These financial covenants set maximum values for our leverage (the ratios of total debt to EBITDA), interest coverage (the ratio of EBITDA to book interest), and capital expenditures (not to exceed specified annual expenditures). The Senior Secured Credit Facility also contains limitations on, among other things, incurring debt, granting liens, making investments, making restricted payments, including dividends, entering into transactions with affiliates and prepaying subordinated debt. In addition, the Senior Secured Credit Facility contains other customary terms relating to, among other things, representations and warranties, additional covenants and events of default. At December 31, 2006, we were in compliance with the financial covenants under the Senior Secured Credit Facility. In December 2006, our lenders agreed to amend the credit agreement to permit the planned divestitures of portions of the Reinforcements business segment and to increase the maximum allowable capital expenditures in the calendar years of 2006 and 2007 to $135.0 million and $150.0 million, respectively. In addition as a result of the amendment, our minimum interest coverage ratio was increased from 3.75 to 4.00, and our maximum leverage ratio was decreased from 3.50 to 3.25.

In addition, we have available European credit and overdraft facilities, which can be utilized to meet short-term working capital and operating cash requirements. These European credit and overdraft facilities are uncommitted lines and can be terminated at the option of the lender.

Operating Activities: We generated $100.6 million from operating activities during 2006. Net income generated from continuing operations plus non-cash charges (depreciation and amortization) contributed $109.1 million of cash flow. The deferral of tax payments of $17.0 million, business consolidation and restructuring activities (expense net of payments) of $6.6 million, share-based compensation of $9.2 million and dividends from affiliates of $1.3 million, were also positive contributors of cash. A net decrease in working capital of $19.5 million, a $15.7 million gain on the sale of an investment in an affiliated company and equity earnings of $4.1 million partially offset cash generated by operations.

Net cash provided by operating activities was $72.2 million in 2005 as compared to $89.2 million generated in 2004. The year-on-year decrease of $17.0 million was primarily attributable to litigation settlements of $23.3 million paid during 2005, $7.0 million of which had been accrued for at December 31, 2004. Business consolidation and restructuring payments of $2.7 million during 2005 were $1.8 million lower than in 2004. Net working capital decreased in 2005 reflecting the impact of increased accounts receivable and inventories combined with a decrease in accounts payable and accrued liabilities. Dividends of $3.1 million and $3.0 million were received from an affiliated company during 2005 and 2004, respectively.

Investing Activities: Net cash used for investing activities was $98.2 million in 2006 compared to $72.5 million in 2005. Cash expenditures and deposits for capital purchases increased $53.8 million over 2005, primarily related to our carbon fiber expansion programs. During 2006, we received proceeds of $22.0 million in connection with the sale of our ownership interest in TechFab, an affiliated company. During 2005, we had made a $7.5 million cash investment in BHA Aero, an affiliated company.

With increased demand for our products, we made capital expenditures in 2006 to increase our manufacturing capacity, and will make further expenditures in 2007. Among these investments, we are implementing an expansion of our carbon fiber manufacturing capacity to increase output by approximately 50%. We completed the addition of a precursor line at our Decatur, Alabama facility, and the addition of a carbon fiber line at our Salt Lake City, Utah facility in December 2006. These lines are expected to start supplying fiber for industrial and recreational applications towards the end of the first quarter of 2007 and to be certified to produce fibers for aerospace applications by the end of the year. We are continuing with the construction of a new carbon fiber line at Illescas, Spain which we anticipate will be completed by the end of 2007, with the line being certified to produce fibers for aerospace applications during 2008. Capital expenditures for 2007 are projected to be similar in value to those made in 2006; however, actual capital expenditures will depend upon the progress of new carbon fiber opportunities and the growth in demand from our wind energy customers during the year.

Net cash used in investing activities was $72.5 million in 2005, or $41.5 million greater than 2004. Cash expenditures and deposits for capital purchases increased $28.9 million over 2004, including activities related to our carbon fiber expansion programs. In addition, we made a $7.5 million cash investment in BHA Aero, an affiliated company. During 2005, we received $1.4 million in cash proceeds from the sale of surplus land, which was $5.1 million lower than amounts received during the prior year.

Net cash used for investing activities was $31.0 million in 2004. Cash used for capital expenditures of $37.5 million was offset in part by proceeds of $6.5 million from the sale of surplus land.

Financing Activities: Net cash provided by financing activities was $2.6 million during 2006. During 2006, we received $10.6 million from activity under stock plans. In addition, we made net payments of $6.4 million on the outstanding balance of our senior secured credit facility and made capital lease payments and other debt of $1.6 million.

Net cash used for financing activities was $40.7 million for 2005 compared with $41.6 million in 2004. During 2005, we refinanced substantially all of our long-term debt. In connection with the refinancing, we entered into a $350.0 million senior secured credit facility, consisting of a $225.0 million term loan and a $125.0 million revolving loan. Borrowings as of December 31, 2005 under the Senior Secured Credit Facility were $190.0 million, consisting of $185.0 million of term loans and $5.0 million of revolver loans. In addition, we issued $225.0 million principal amount of 6.75% senior subordinated notes, due 2015. The Senior Secured Credit Facility replaced our then existing $115.0 million five-year secured revolving credit facility. Proceeds from the Senior Secured Credit Facility and the new senior subordinated notes were used to redeem $285.3 million principal amount of the 9.75% senior subordinated notes due 2009, repurchase $125.0 million principal amount of the 9.875% senior secured notes due 2008, redeem $19.2 million principal amount of the 7.0% convertible subordinated debentures, due 2011, and pay $42.1 million of cash transaction costs related to the refinancing.

Net cash used for financing activities was $41.6 million in 2004. During 2004, we utilized cash provided by operating activities, net of cash used for investing activities, together with $12.8 million of cash from activity under our stock plans to pay down outstanding borrowings under the Senior Secured Credit Facility, repay other long-term debt and capital lease obligations, and to repurchase, at a premium, $44.8 million principal amount of its 9.75% senior subordinated notes, due 2009.

Financial Obligations and Commitments: As of December 31, 2006, current maturities of notes payable and capital lease obligations were $2.5 million. Debt obligations maturing in 2007 include $1.9 million due under the term loan portion of the Senior Secured Credit Facility, $0.3 million of drawings under European credit and overdraft facilities and $0.3 million due under capital lease obligations. The European credit and overdraft facilities available to certain of our European subsidiaries by lenders outside of the Senior Secured Credit Facility are primarily uncommitted facilities that are terminable at the discretion of the lenders. We have entered into several capital leases for buildings and warehouses with expirations through 2012. In addition, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases.

Total letters of credit issued and outstanding under the Senior Secured Credit Facility were $4.3 million as of December 31, 2006. We had no letters of credit issued separately from this credit facility. While the letters of credit issued will expire under their terms in 2007, most, if not all, will be re-issued.

The following table summarizes the scheduled maturities as of December 31, 2006 of financial obligations and expiration dates of commitments for the years ended 2007 through 2011 and thereafter.

(In millions)	2007	2008	2009	2010	2011	Thereafter	Total
Senior secured credit facility – revolver due 2010	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Senior secured credit facility – term B loan due 2012	1.9	1.9	1.9	1.9	132.1	43.9	**183.6**
European credit and overdraft facilities	0.3	—	—	—	—	—	**0.3**
6.75% senior subordinated notes due 2015	—	—	—	—	—	225.0	**225.0**
Capital leases	0.3	0.3	0.3	0.1	0.1	2.3	**3.4**
Subtotal	2.5	2.2	2.2	2.0	132.2	271.2	**412.3**
Operating leases	5.6	4.3	3.2	2.6	2.5	6.9	**25.1**
Total financial obligations	$ 8.1	$ 6.5	$ 5.4	$ 4.6	$134.7	$278.1	**$437.4**
Letters of credit	$ 4.3	$ —	$ —	$ —	$ —	$ —	**$ 4.3**
Interest payments	29.8	29.7	29.6	28.3	24.3	53.9	**195.6**
Benefit plan contributions	6.0	—	—	—	—	—	**6.0**
Other commitments	6.1	—	—	—	—	—	**6.1**
Total commitments	$46.2	$29.7	$29.6	$28.3	$ 24.3	$ 53.9	**$212.0**

For further information regarding our financial obligations and commitments, see Notes 8, 9, 10, and 12 to the accompanying consolidated financial statements of this Annual Report.

Critical Accounting Policies

Our consolidated financial statements are prepared based upon the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect amounts reported in our financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be significant to the financial statements. The accounting policies below are those we believe are the most critical to the preparation of our financial statements and require the most difficult, subjective and complex judgments. Our other accounting policies are described in the accompanying notes to the consolidated financial statements of this Annual Report.

Accounts Receivable

We ensure that accounts receivable balances are reported at net realizable value by establishing an appropriate allowance for doubtful accounts. The allowance for doubtful accounts is based upon, among other factors, a review of the credit-worthiness of our customers, our historical loss experience, and the economic environment within which we operate, and requires a considerable amount of judgment. We estimate our allowance for doubtful accounts based upon two sets of criteria: a review of specifically identified individual customer accounts that are evaluated for collectibility, and an overall evaluation of the collectibility of our total accounts receivable.

Individual specific customer accounts are reviewed for collectibility when, based upon current information and events, there exists a potential write-off of all, or a portion, of a customer's outstanding receivable balance. Factors considered in assessing collectibility include a customer's extended payment delinquency, an assessment of a customer's credit-worthiness and a consideration of a customer's request for restructuring, or its filing for protection under the bankruptcy code. An allowance for doubtful accounts is established based upon our assessment of the uncollectible portion of the accounts receivable balance.

In addition, an overall evaluation of the collectibility of our total accounts receivable balance is performed by giving consideration to such factors as past collection experience, available credit insurance, customer and industry trends, economic and market conditions, the financial condition of customers (i.e. bankruptcy, liens, increases in days sales outstanding), and current overall aging trends when compared to the previous years' aging of accounts receivable. Based upon this evaluation, an additional allowance for doubtful accounts may be established.

Our total allowance for doubtful accounts at December 31, 2006 and 2005 was $1.8 million and $6.4 million, respectively, representing approximately 1.0% of gross accounts receivable at December 31, 2006 and 4.0% of gross accounts receivable at December 31, 2005.

Although we cannot predict when, or if, a customer's account will become uncollectible, or when an overall evaluation of the total accounts receivable balance will result in a change in the allowance for doubtful accounts, for illustration purposes we have calculated the impact on the allowance for doubtful accounts and the consolidated statements of operations of a 1 percentage point change +/- calculated as a percentage of the gross accounts receivable balance, as follows:

(In millions)	2006		2005	
Gross accounts receivable	$183.3	$183.3	$159.4	$159.4
Percentage change	(1)%	1%	(1)%	1%
Impact on statements of operations	$ (1.8)	$ 1.8	$ (1.6)	$ 1.6

Inventories

We ensure that inventories are reported at the lower of cost or market by establishing appropriate reserves for excess, obsolete and unmarketable inventories and, if appropriate, reducing inventories to current estimated market values. Cost is determined using the standard cost method for our Composites and Reinforcements business segments and the weighted average cost method for our Structures business segment. Cost of inventories includes the cost of raw material, purchased parts, labor and production overhead cost. We regularly review inventory quantities on hand and record a reserve for excess and obsolete inventories based primarily on age of inventory, historical usage and the estimated forecast of product demand and production requirements. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventories. When we have determined that our current inventory levels exceed future demand, inventories are adjusted by increasing reserve balances and recording a charge to cost of goods sold at the time of such determination thus reducing inventories to estimated net realizable value. In instances where it is determined that current inventory levels are deemed to be lower than estimated future demand, no adjustment is required.

Our inventory reserves at December 31, 2006 and 2005 were $16.4 million and $16.6 million, respectively, representing 8.7% and 10.2% of gross inventories at December 31, 2006 and 2005, respectively.

Product Warranties

We provide for an estimated amount of potential liability related to product warranty at the time revenue is recognized. The amount of the warranty liability accrued reflects our estimate of the expected future costs of warranty claims. The estimate for warranty obligations is applicable to all three of our segments, and is estimated on the basis of two components: a review of specifically identified potential warranty claims, and an overall evaluation of potential product warranty liability. The warranty reserve established is reviewed periodically, and at least quarterly, for adequacy and appropriateness of amount.

Individual specific warranty claims are reviewed for possible accrual when, based upon current information and events, a potential individual warranty matter has been identified. In those instances when judgment would indicate that an accrual is appropriate, and when the estimated financial impact is deemed to be significant, a product warranty claim liability will be established. Specific accruals are supported by written documentation from our sales and marketing organization that would include the nature of the issue, the expected resolution date and estimated amount or range of liability. We would accrue for the estimated warranty claim at an amount no less than the minimum estimated potential liability and no more than the potential maximum estimated amount. The accrual amount may change only with documentation of a specific change in the estimated impact amount or range of potential liability.

In addition, an overall evaluation of the adequacy of the accrual for product warranty liability is performed to address warranty claims that are in process, or expected to be processed. The adequacy of the accrual is estimated after giving consideration to the dollar amount of open warranty claims in process, the expected cost of rework versus replacement, and historical expense levels for non-significant claims versus sales levels.

While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component and material suppliers, our product warranty obligations are affected by product failure rates and material usage. Should actual product failure rates and material usage differ from our estimates, revisions to the estimated product warranty costs would be required.

Our accrual for product warranties at December 31, 2006 and 2005 was $4.6 million and $3.1 million, respectively, representing 0.4% and 0.3% of net sales for the years ended December 31, 2006 and 2005, respectively.

Although we cannot predict when or if a product warranty claim will occur, for illustration purposes the table below provides the impact on the accrual for product warranties and the consolidated statements of operations of a .15 percentage point change +/-. The percentage used is based on our average historical percentage used in calculating our accrual for product warranties over the last three years.

	2006		**2005**	
(In millions)				
Net sales	$1,193.1	$1,193.1	$ 1,139.5	$1,139.5
Percentage change	(0.15)%	0.15%	(0.15)%	0.15%
Impact on statements of operations	$ (1.8)	$ 1.8	$ (1.7)	$ 1.7

Deferred Tax Assets

As of December 31, 2006, we have $122.0 million in net deferred tax assets consisting of deferred tax assets of $163.3 million offset by deferred tax liabilities of $14.9 million and a valuation allowance of $26.4 million. The net deferred tax asset balance of $132.1 million as of December 31, 2005 consisted of deferred tax assets of $164.4 million offset by deferred tax liabilities of $15.9 million and a valuation allowance of $16.4 million.

The determination of the required valuation allowance and the amount, if any, of deferred tax assets to be recognized involves significant estimates regarding the timing and amount of reversal of taxable temporary differences, future taxable income and the implementation of tax planning strategies. In particular, Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes ("FAS 109")*, requires us to weigh both positive and negative evidence in determining whether a valuation allowance is required. Positive evidence would include, for example, a strong earnings history, an event that will reduce our taxable income through a continuing reduction in expenses, and tax planning strategies indicating an ability to realize deferred tax assets. Negative evidence would include, for example, a history of operating losses and losses expected in early future years.

During the fourth quarter of 2005, in accordance with the FAS 109, we reversed $119.2 million of the previously recorded valuation allowance established on its U.S. federal and state deferred tax assets. FAS 109 requires that positive evidence supporting a reversal of a valuation allowance outweigh any negative evidence. Based on a detailed analysis conducted during the fourth quarter of 2005, we concluded that evidence exists to support the U.S. valuation allowance reversal made as of December 31, 2005.

As a result of our decision to reverse the valuation allowance, we recognized in the fourth quarter of 2005 a $119.2 million benefit to our tax provision. In addition, we increased our additional paid-in capital by $10.8 million for the tax benefit related to the conversion of restricted stock units and the exercise of stock options embedded in the net operating losses and tax affected the balances held in "accumulated other comprehensive loss."

As of December 31, 2006, no evidence exists to support the reversal of the $6.2 million valuation allowance related to our Belgian subsidiary. Consistent with prior years, we continue to adjust our tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated Belgian net operating income (losses). This practice will continue until such time as the Belgian operations have evidenced the ability to consistently generate sufficient taxable income such that in future years we can reasonably expect that the deferred tax assets can be utilized.

Long-Lived Assets and Goodwill

We have significant long-lived assets. We review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of possible impairment is based upon our ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires estimates of these cash flows and fair value. The calculation of fair value may be determined based either on discounted cash flows or third-party appraised values depending on the nature of the asset. In determining fair value a considerable amount of judgment is required in determining discount rates, market premiums, financial forecasts, and asset lives. In 2006, no long-lived assets were impaired.

In addition, we review goodwill for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied value. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit. The calculation of fair value is determined based either on discounted cash flows or third-party appraised values. In determining fair value a considerable amount of judgment is required in determining discount rates, market premiums, and financial forecasts. During the fourth quarter of 2006, we updated valuations for all reporting units with goodwill using either third-party appraisals, or discounted cash flow analyses, based upon estimated forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of these valuations, we determined that goodwill was not impaired.

Share-Based Compensation

Effective January 1, 2006, we adopted FAS 123(R), using the modified prospective transition method. FAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in our condensed consolidated statement of operations. FAS 123(R) requires that forfeitures be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. Furthermore, FAS 123(R) requires the monitoring of actual forfeitures and the subsequent adjustment to forfeiture rates to reflect actual forfeitures. Share-based compensation expense recognized in the condensed consolidated statement of operations for the year ended December 31, 2006 includes (i) compensation expense for share-based awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, (ii) and compensation expense for share-based awards granted subsequent to January 1, 2006, based on the fair value estimated in accordance with the provisions of FAS 123(R). Share based compensation expense capitalized for the year ended December 31, 2006 was not material.

Prior to our adoption of FAS 123(R), stock-based compensation was accounted for under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), as allowed under FAS 123. Under the intrinsic value method in APB 25, we did not record any compensation cost related to stock options issued in the majority of instances since the exercise price of stock options granted to employees equaled the market price of our stock at the date of grant. However, for restricted stock awards, the intrinsic value as of the date of grant was amortized to compensation expense over the vesting period.

Restricted stock units ("RSUs") are grants that entitle the holder to shares of common stock as the award vests (generally over three years). Performance accelerated restricted stock units ("PARs") are a form of RSU which are convertible to an equal number of shares of our common stock and generally vest at the end of a seven-year period or sooner upon the attainment of certain financial or stock performance objectives. Performance restricted stock units ("PRSUs") are a form of RSUs in which the number of shares ultimately received depends on the extent to which we achieve a specified performance target. The number of PRSUs is based on a two-year performance period and the awards will generally vest after a subsequent one-year service period. At the end of the performance period, the number of shares of stock to be issued will be determined based on the extent to which the pre-determined performance criteria is met, and can range between 0% and 150% of the target amount. The final performance percentage, on which the payout will be based, considering performance metrics established for the performance period, will be certified by our Board of Directors or a Committee of the Board after the conclusion of the performance period.

We estimated the fair value of stock options at the grant date using the Black Scholes option pricing model with the following assumptions as for the years ended December 31, 2006 and 2005:

	2006	2005
Risk-free interest rate*	**4.50%**	3.74%
Expected option life (in years) Executive	**5.90**	5.66
Expected option life (in years) Non-Executive	**5.43**	5.10
Dividend yield	**—%**	—%
Volatility *	**46.44%**	56.33%
Weighted-average fair value per option granted	$ 10.87	$ 7.88

*One grant of 13,263 stock options was valued with a volatility of 43.52% and a risk-free interest rate of 4.62%. It was granted on 3/20/06 and was the only one granted on that day.

We determine the expected option life for each grant based on ten years of historical option activity for two separate groups of employees (executive and non-executive). The weighted average expected life ("WAEL") is derived from the average midpoint between the vesting and the contractual term and considers the effect of both the inclusion and exclusion of post-vesting cancellations during the ten-year period. As a result, the 2006 expected option life was increased from 5.66 years in 2005 to 5.90 years for the executive pool and from 5.10 years to 5.43 years for the non-executive pool.

Prior to 2006, we determined expected volatility based on actual historic volatility. With the adoption of FAS 123(R), we determined expected volatility based on a blend of both historic volatility of our common stock and implied volatility of our traded options. We weighed both volatility inputs equally and took an average of both the historic and implied volatility to arrive at the volatility input for the Black-Scholes calculation. Consistent with 2005, the risk-free interest rate for the expected term is based on the U.S. Treasury yield curve in effect at the time of grant. No dividends were paid in either period; furthermore, we do not plan to pay any dividends in the future.

Our 2005 and 2006 stock option, RSU, and PRSU agreements contain certain provisions related to the retirement of an employee. Employees who terminate employment other than for "cause" (as defined in the relevant employee option or RSU agreement), and who meet the definition of retirement in the relevant employee option or RSU agreement (age 65 or age 55 with 5 or more years of service with the company), will continue to have their options or RSUs vest in accordance with the vesting schedule set forth in the option or RSU agreement. Prior to 2005, our stock incentive agreements for a small group of senior executives contained such a retirement provision and, upon the executive's retirement, the option or RSU fully vests. RSUs and options are deemed to be vested when an employee meets the definition of retirement. The treatment of PRSUs upon retirement differs from that of options and RSUs, as an employee who is retirement eligible is only entitled to a pro-rata portion of his shares based on the portion of the performance period prior to retirement and based on the extent to which the performance criteria is met; however, if employed at the end of the performance period he is entitled to the entire grant (based on the extent to which the performance criteria is met). As a result of these provisions, under the terms of FAS 123(R), we have accelerated the recognition of the compensation expense for any employee who received a grant in 2006 and who met the above definition of retirement eligibility, or who will meet the definition during the vesting period. Prior to our adoption of FAS 123(R), we did not recognize any additional expense in our consolidated results of operations or our pro-forma disclosures as a result of these retirement provisions until the date upon which an eligible employee retired.

Commitments and Contingencies

We are involved in litigation, investigations and claims arising out of the normal conduct of our business, including those relating to commercial transactions, environmental, health and safety matters. We estimate and accrue our liabilities resulting from such matters based upon a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. We believe we have adequately accrued for these potential liabilities; however, facts and circumstances may change, such as new developments, or a change in approach, including a change in settlement strategy or in an environmental remediation plan, that could cause the actual liability to exceed the estimates, or may require adjustments to the recorded liability balances in the future.

Our estimate of liability as a PRP and our remaining costs associated with our responsibility to remediate the Lodi, New Jersey and Kent, Washington sites is accrued in the consolidated balance sheets. As of December 31, 2006 and 2005, our aggregate environmental related accruals were $5.3 million and $4.2 million, respectively. As of December 31, 2006 and 2005, $2.4 million and $1.4 million, respectively, was included in current other accrued liabilities, with the remainder included in other non-current liabilities. As related to certain environmental matters, the accrual was estimated at the low end of a range of possible outcomes since no amount within the range is a better estimate than any other amount. If we had accrued for these matters at the high end of the range of possible outcomes, our accrual would have been $2.7 million and $1.9 million higher at December 31, 2006 and 2005, respectively. These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of being named in a new matter.

Environmental remediation spending charged directly to our reserve balance for the years ended December 31, 2006, 2005, and 2004 was $2.8 million, $1.4 million, and $1.2 million, respectively. In addition, the Company's operating costs relating to environmental compliance were $8.0 million, $6.5 million, and $6.0 million, for the years ended December 31, 2006, 2005, and 2004, respectively, and were charged directly to expense. Capital expenditures for environmental matters approximated $0.8 million for the year ended December 31, 2006 and $1.1 million for each of the years ended December 31, 2005 and 2004. We expect the level of spending on remediation, environmental compliance and capital spending in 2007 to approximate spending levels in prior years. A discussion of environmental matters is contained above and in Note 17 to the accompanying consolidated financial statements included in this Annual Report.

Market Risks

As a result of our global operating and financing activities, we are exposed to various market risks that may affect our consolidated results of operations and financial position. These market risks include, but are not limited to, fluctuations in interest rates, which impact the amount of interest we must pay on certain debt instruments, and fluctuations in currency exchange rates, which impact the U.S. dollar value of transactions, assets and liabilities denominated in foreign currencies. Our primary currency exposures are in Europe, where we have significant business activities. To a lesser extent, we are also exposed to fluctuations in the prices of certain commodities, such as electricity, natural gas, aluminum and certain chemicals.

We attempt to net individual exposures, when feasible, taking advantage of natural offsets. In addition, we employ interest rate swap agreements and foreign currency forward exchange contracts for the purpose of hedging certain specifically identified interest rates and net currency exposures. The use of these financial instruments is intended to mitigate some of the risks associated with fluctuations in interest rates and currency exchange rates, but does not eliminate such risks. We do not use financial instruments for trading or speculative purposes.

Interest Rate Risks

Our long-term debt bears interest at both fixed and variable rates. From time to time we have entered into interest rate swap agreements to change the underlying mix of variable and fixed interest rate debt. These interest rate swap agreements have modified the percentage of total debt that is exposed to changes in market interest rates. Assuming a 10% favorable and a 10% unfavorable change in the underlying weighted average interest rates of our variable rate debt and swap agreements, interest expense for 2006 of $28.0 million would have been $29.3 million and $26.7 million, respectively.

Interest Rate Swap Agreements

In May 2005 we entered into an agreement to swap $50.0 million of a floating rate obligation for a fixed rate obligation at an average of 3.99% against LIBOR in U.S. dollars. The term of the swap is 3 years, and is scheduled to mature on July 1, 2008. The swap is accounted for as a cash flow hedge of its floating rate bank loan. To ensure the swap is highly effective, all the principal terms of the swap match the terms of the bank loan. The fair value of this swap at December 31, 2006 and 2005 was an asset of $1.0 million and $0.9 million, respectively. A net gain of $0.6 million and a loss of $0.1 million was recognized as a component of "interest expense" for 2006 and 2005, respectively.

Cross-Currency Interest Rate Swap Agreement

In 2003, we entered into a cross-currency interest rate swap agreement, which effectively exchanges a loan of 12.5 million Euros at a fixed rate of 7% for a loan with a notional amount of $13.5 million at a fixed rate of 6.02% over the term of the agreement expiring December 1, 2007. We entered into this agreement to effectively hedge interest and principal payments relating to an intercompany loan denominated in Euros. The balance at December 31, 2006 and 2005 of both the loan and the swap agreement, after scheduled amortization, was 4.5 million Euros against $5.9 million and 8.5 million Euros against $10.1 million, respectively. The fair value and carrying amount of this swap agreement was a liability of $1.2 million and $1.3 million at December 31, 2006 and 2005, respectively. During 2006 and 2005, hedge ineffectiveness was immaterial. A net credit of $0.8 million and $0.1 million for the years ended December 31, 2006 and 2005, respectively, was recognized as a component of "comprehensive income (loss)." Over the next twelve months, unrealized losses of $0.1 million recorded in "accumulated other comprehensive loss" relating to this agreement are expected to be reclassified into earnings.

In September 2006, we entered into a cross-currency interest rate swap agreement to hedge a portion of our net Euro investment in our French subsidiary, Hexcel Holdings SAS. To the extent it is effective, gains and losses are recorded as an offset in the cumulative translation account, the same account in which translation gains and losses on the investment in Hexcel Holdings SAS are recorded. All other changes, including any difference in current interest, are excluded from the assessment of effectiveness and are thereby included in operating income as a component of interest expense. The impact to interest expense for the fourth quarter of 2006 was immaterial. The agreement has a notional value of $63.4 million, a term of five years, and is scheduled to mature on September 20, 2011. We will receive interest in U.S. dollars quarterly and will pay interest in Euros on the same day. U.S. interest is based on the three month LIBOR rate. Euro interest is based on the three month EURIBOR. The fair value of the swap at December 31, 2006 was a liability of $2.7 million.

Foreign Currency Exchange Risks

We operate seven manufacturing facilities in Europe, which generated approximately 49% of our 2006 consolidated net sales. Our European business activities primarily involve three major currencies – the U.S. dollar, the British pound, and the Euro. We also conduct business or have joint venture investments in Japan, China, Malaysia, and Australia, and sell products to customers throughout the world.

In 2006, our European subsidiaries had third-party sales of $578.7 million of which approximately 33% were denominated in U.S. dollars, 60% were denominated in Euros and 7% were denominated in British pounds. While we seek to reduce the exposure of our European subsidiaries to their sales in non-functional currencies through the purchase of raw materials in the same currency as that of the product sale, before the benefit of foreign currency hedging, the net contribution of these sales to cover the costs of the subsidiary in its functional currency will vary with changes in foreign exchange rates, and as a result, so will vary the European subsidiaries' percentage margins and profitability. For revenues denominated in the functional currency of the subsidiary, changes in foreign currency exchange rates increase or decrease the value of these revenues in U.S. dollars but do not affect the profitability of the subsidiary in its functional currency. The value of our investments in these countries could be impacted by changes in currency exchange rates over time, as could our ability to profitably compete in international markets.

We attempt to net individual functional currency positions of our various European subsidiaries, to take advantage of natural offsets and reduce the need to employ foreign currency forward exchange contracts. We attempt to hedge some, but not necessarily all, of the net exposures of our European subsidiaries resulting from sales they make in non-functional currencies. The benefit of such hedges varies with time and the foreign exchange rates at which the hedges are set. For example, when the Euro strengthened against the U.S. dollar, the benefit of new hedges placed was much less than the value of hedges they replaced that were entered into when the U.S. dollar was stronger. We seek to place additional foreign currency hedges when the dollar strengthens against the Euro or British pound. We do not seek to hedge the value of our European subsidiaries' functional currency sales and profitability in U.S. dollars. We also enter into short-term foreign currency forward exchange contracts, usually with a term of ninety days or less, to hedge net currency exposures resulting from specifically identified transactions. Consistent with the nature of the economic hedge provided by such contracts, any unrealized gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying transaction being hedged.

We have performed a sensitivity analysis as of December 31, 2006 using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar with all other variables held constant. The analysis covers all of our foreign currency hedge contracts offset by the underlying exposures. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would have an immaterial impact on our results.

Foreign Currency Forward Exchange Contracts

A number of our European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. We entered into contracts to exchange U.S. dollars for Euros and British Pound Sterling through March 2009. The aggregate notional amount of these contracts was $72.6 million and $112.9 million at December 31, 2006 and 2005, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide us with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing our exposure to fluctuations in currency exchange rates. For the three years ended December 31, 2006, hedge ineffectiveness was immaterial.

The activity in "accumulated other comprehensive loss" related to foreign currency forward exchange contracts for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
(In millions)			
Unrealized (losses) gains at beginning of period	**$ (2.3)**	$ 1.3	$ 6.4
Losses (gains) reclassified to net sales	**0.1**	0.6	(6.7)
Increase (decrease) in fair value, net of tax	**6.1**	(4.2)	1.6
Unrealized (losses) gains at end of period	**$ 3.9**	$ (2.3)	$ 1.3

Unrealized gains of $3.7 million recorded in "accumulated other comprehensive loss," net of tax, as of December 31, 2006 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded.

Foreign Currency Options

Consistent with our strategy to create cash flow hedges for foreign currency exposures, we purchased foreign currency options to exchange U.S. dollars for British Pound Sterling beginning in the fourth quarter of 2004. During the third quarter of 2006, we sold the remaining outstanding options, with a notional value of $3.8 million, for proceeds of $0.1 million. The nominal amount of such options was $7.5 million at December 31, 2005. The options were designated as cash flow hedges. There was no ineffectiveness for either 2006 or 2005. For the twelve months ended December 31, 2006 and 2005, the change in fair value recognized in "accumulated other comprehensive loss" was a credit of $0.5 million and a charge of $0.5 million, respectively. The balance sheet value was an asset of $0.1 million at December 31, 2005. During 2006, losses of $0.4 million were reclassified to net sales and we had an increase in fair market value of $0.1 million.

Utility Price Risks

We have exposure to utility price risks as a result of volatility in the cost and supply of energy and in natural gas. To minimize the risk, from time to time we enter into fixed price contracts at certain of our manufacturing locations for a portion of our energy usage for periods of up to one year. Although these contracts would reduce the risk to us during the contract period, future volatility in the supply and pricing of energy and natural gas could have an impact on our future consolidated results of operations.

Other Risks

As of December 31, 2006, the aggregate fair value of our senior subordinated notes, due 2015, was $221.6 million. The fair value was estimated on the basis of quoted market prices, although trading in this debt security is limited and may not reflect fair value. The fair value is subject to fluctuations based on our performance, our credit rating, and changes in interest rates for debt securities with similar terms.

Recently Issued Accounting Standards

During July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109 ("FIN 48")*, to address diversity in practice and clarify the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model as to how a company should recognize, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on its tax return. FIN 48 specifically requires companies to presume that the taxing authorities have full knowledge of the position and all relevant facts. Furthermore, based on this presumption, FIN 48 requires that the financial statements reflect expected future consequences of such positions.

Under FIN 48 an uncertain tax position needs to be sustainable at a more likely than not level based upon its technical merits before any benefit can be recognized. The tax benefit is measured as the largest amount that has a cumulative probability of greater than 50% of being the final outcome. FIN 48 substantially changes the applicable accounting model (as the prior model followed the criterion of Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies ("FAS 5")*, recording a liability against an uncertain tax benefit when it was probable and estimable) and is likely to cause greater volatility in income statements as more items are recognized within income tax expense. FIN 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for calendar year companies). Companies will be required to evaluate the impact of adoption on its internal control processes to ensure that all uncertain tax positions are identified, assessed and continually monitored. We are currently evaluating the impact of FIN 48 on our financial condition, results of operations and cash flows.

In September 2006, the FASB issued FAS 158. FAS 158 requires us to recognize the funded status of our benefit plans (measured as the difference between plan assets at fair value and the projected benefit obligation) in our consolidated statement of financial position. In addition, we must also recognize as a component of "accumulated other comprehensive loss", net of tax, the gains or losses and prior service costs or credits that arise, but are not recognized as components of net periodic benefit cost pursuant to FAS 87.

We have recognized the funded status of our benefit plans in accordance with the provisions set forth by FAS 158. The following table summarizes the impact of adoption on our financial statements.

	Pre- FAS 158 Adjustments (a)	FAS 158 Adoption Adjustments	Post FAS 158
(In millions)			
Accrued pension liability	$(41.1)	$(24.1)	$ (65.2)
Deferred tax asset	$ 2.1	$ 7.1	$ 9.2
AOCI – pension, net of tax	$ 15.8	$ 17.0	$ 32.8
AOCI – pension, pre-tax	$ 17.9	$ 24.1	$42.0 (b)

(a) Includes additional minimum pension liability adjustments.

(b) Amortization of $2.9 million to be included in periodic pension costs in 2007.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108")*, in order to address the observed diversity in quantification practices with respect to misstatements in annual financial statements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron-curtain" method. We historically used the "roll-over" method for quantifying identified financial statement misstatements. The "roll-over" method focuses primarily on the impact of a misstatement on the income statement, while the "iron-curtain" method focuses primarily on the effect of correcting the period-end balance sheet.

SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires the quantification of errors under both the "iron-curtain" and "roll-over" methods.

From a transition perspective, SAB 108 permits public companies to record the cumulative effect of initially applying the "dual approach" in the initial year of adoption by recording the necessary "correcting" adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, SAB 108 requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. These disclosures are intended to make prior years' materiality judgments easier for investors and others to assess. SAB 108 is effective as of December 31, 2006 for calendar year-end companies.

We adopted SAB 108 in the fourth quarter of 2006. Misstatements identified subject to SAB 108, which were previously considered immaterial to our financial statements under the "roll-over" method, but are considered to have a material impact under the "dual approach" method prescribed by SAB 108, were related to the overstatement of reserves for inventory, bad debts and other expense accruals held on our books prior to 2000. In the fourth quarter of 2006, we identified errors in our accounting for certain deferred tax assets as of December 31, 2005. These errors have been corrected under the provisions of SAB 108. Specifically, the accounting for the deferred tax asset arising from the minimum pension obligation reflected in AOCI as of December 31, 2005 was overstated and resulted in an overstatement of the release of the valuation allowance against our U.S. net deferred tax assets as of that date. Additionally, we identified unrecorded deferred tax assets as of December 31, 2005 primarily related to general business and foreign tax credits, and capital loss carryforwards. The impact of these adjustments is a net increase in deferred tax assets of $10.3 million and an increase in the valuation allowance of $13.8 million.

The following is a summary of the after-tax impact to retained earnings of adopting SAB 108:

	Increase (Decrease)
(In millions)	
Reduction of allowance for doubtful accounts	**$ 1.9**
Reduction in inventory reserves	**1.7**
Reduction in accrued expenses	**1.0**
Tax effect	**(1.6)**
Sub-total	**3.0**
Increase in deferred tax assets	**10.3**
Increase in valuation allowance	**(13.8)**
After-tax impact on retained earnings	**$ (0.5)**

In September 2006, the FASB finalized Statement of Financial Accounting Standards No. 157, *Fair Value Measurements ("FAS 157")*. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (as of January 1, 2008 for calendar year companies). The provisions of FAS 157 will be applied prospectively to fair value measurements and disclosures in our consolidated financial statements beginning in the first quarter of 2008. We are currently evaluating the impact of FAS 157 on our results of operations.

Forward-Looking Statements

This Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies, are inherently uncertain, and are subject to changing assumptions.

Actual results may differ materially from those expressed or implied in our forward-looking statements. These differences may result from actions taken by us as well as developments beyond our control. Examples of action that may be taken by us include capital expenditures and restructuring or strategic initiatives. Actions beyond our control include changes in general economic and business conditions; changes in the pricing and cost levels of the raw materials we buy and the products we sell; changes in political, social and economic conditions and local regulations, particularly in Asia and Europe; foreign currency fluctuations; changes in aerospace delivery rates; reductions in purchases by our significant customers, particularly Airbus or Boeing; changes in government defense procurement budgets; changes in military aerospace programs technology; and disruptions of established supply channels. Developments such as these may impact our markets, demand for our products, and the performance of some or all of our business units, either directly or through an impact on those who sell us raw materials or buy our products.

Neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our stock price is subject to volatility. If actual results differ materially from those expressed or implied in our forward-looking statements, it could have an adverse impact on our stock price.

Investors should read "Item 1-A, Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006 for particular risks that should be considered before investing in any of our securities. We do not undertake an obligation to update our forward-looking statements or risk factors to reflect future events or circumstances.

HEXCEL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

(In millions)	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 25.7**	$ 21.0
Accounts receivable, net	**181.5**	153.0
Inventories, net	**171.5**	146.0
Assets held for sale	**10.5**	7.6
Prepaid expenses and other current assets	**36.6**	42.7
Total current assets	**425.8**	370.3
Net property, plant and equipment	**370.4**	279.9
Goodwill and other intangible assets	**75.9**	74.5
Investments in affiliated companies	**11.1**	14.3
Assets held for sale	**5.9**	5.7
Deferred tax assets	**101.5**	107.6
Other assets	**22.3**	28.3
Total assets	**$1,012.9**	$ 880.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable and current maturities of capital lease obligations	**$ 2.5**	$ 3.0
Accounts payable	**104.0**	92.2
Accrued compensation and benefits	**42.4**	47.6
Accrued interest	**8.8**	8.6
Business consolidation and restructuring liabilities	**11.0**	4.2
Liabilities related to assets held for sale	**6.2**	3.8
Other accrued liabilities	**44.4**	36.4
Total current liabilities	**219.3**	195.8
Long-term notes payable and capital lease obligations	**409.8**	416.8
Long-term retirement obligations	**71.2**	42.0
Liabilities related to assets held for sale	**1.4**	1.2
Other non-current liabilities	**9.6**	14.1
Total liabilities	**711.3**	669.9
Commitments and contingencies (see Note 17)		
Stockholders' equity:		
Preferred stock, no par value, 20.0 shares of stock authorized, no shares issued or outstanding at December 31, 2006 and December 31, 2005	—	—
Common stock, $0.01 par value, 200.0 shares of stock authorized, 95.5 and 94.1 shares of stock issued at December 31, 2006 and 2005, respectively	**1.0**	0.9
Additional paid-in capital	**479.3**	455.0
Accumulated deficit	**(157.1)**	(222.5)
Accumulated other comprehensive loss	**(1.8)**	(7.3)
	321.4	226.1
Less: Treasury stock, at cost, 1.7 and 1.5 shares at December 31, 2006 and 2005, respectively	**(19.8)**	(15.4)
Total stockholders' equity	**301.6**	210.7
Total liabilities and stockholders' equity	**$1,012.9**	$ 880.6

The accompanying notes are an integral part of these consolidated financial statements

HEXCEL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31,

	2006	2005	2004
(In millions, except per share data)			
Net sales	**$1,193.1**	$ 1,139.5	$ 1,051.4
Cost of sales	**928.3**	889.4	827.3
Gross margin	**264.8**	250.1	224.1
Selling, general and administrative expenses	**113.2**	104.9	108.8
Research and technology expenses	**30.4**	25.3	23.5
Business consolidation and restructuring expenses	**14.8**	2.9	2.7
Other expense, net	**—**	15.1	3.0
Operating income	**106.4**	101.9	86.1
Interest expense	**28.0**	33.9	47.7
Non-operating (income) expense, net	**(15.7)**	40.9	2.2
Income from continuing operations before income taxes, equity in earnings and discontinued operations	**94.1**	27.1	36.2
Provision (benefit) for income taxes	**34.1**	(109.1)	10.3
Income from continuing operations before equity in earnings and discontinued operations	**60.0**	136.2	25.9
Equity in earnings of investments in affiliated companies	**4.1**	3.6	1.1
Net income from continuing operations	**64.1**	139.8	27.0
Income from discontinued operations, net of tax	**1.8**	1.5	1.8
Net income	**65.9**	141.3	28.8
Deemed preferred dividends and accretion	**—**	(30.8)	(25.4)
Net income available to common shareholders	**$ 65.9**	$ 110.5	$ 3.4
Income from continuing operations per common share:			
Basic	**$ 0.69**	$ 1.81	$ 0.04
Diluted	**$ 0.67**	$ 1.49	$ 0.04
Net income per common share:			
Basic	**$ 0.71**	$ 1.84	$ 0.09
Diluted	**$ 0.69**	$ 1.51	$ 0.08
Weighted average common shares outstanding:			
Basic	**93.4**	60.0	39.3
Diluted	**95.5**	93.7	42.1

The accompanying notes are an integral part of these consolidated financial statements.

HEXCEL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Common Stock Par	Common Stock Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total Stockholders' Equity (Deficit)	Comprehensive Income
(In millions)							
Balance, December 31, 2003	$0.4	$303.5	$ (392.6)	$ 8.8	$(13.5)	$ (93.4)	
Net income			28.8			28.8	$ 28.8
Currency translation adjustments				13.0		13.0	13.0
Net unrealized loss on financial instruments, net of tax				(5.6)		(5.6)	(5.6)
Minimum pension obligation, net of tax				2.2		2.2	2.2
Comprehensive income							$ 38.4
Conversion of mandatory redeemable preferred stock	0.1	40.8				40.9	
Deemed preferred dividends and accretion		(25.4)				(25.4)	
Activity under stock plans		15.6			(0.5)	15.1	
Balance, December 31, 2004	$0.5	$334.5	$(363.8)	$18.4	$(14.0)	$ (24.4)	
Net income			141.3			141.3	$141.3
Currency translation adjustments				(26.1)		(26.1)	(26.1)
Net unrealized loss on financial instruments, net of tax				(3.5)		(3.5)	(3.5)
Minimum pension obligation, net of tax				3.9		3.9	3.9
Comprehensive income							$115.6
Deemed preferred dividends and accretion		(30.8)				(30.8)	
Conversion of mandatorily redeemable preferred stock	0.4	120.9				121.3	
Activity under stock plans		30.4			(1.4)	29.0	
Balance, December 31, 2005	$0.9	$455.0	$ (222.5)	$ (7.3)	$(15.4)	$210.7	
Net income			**65.9**			**65.9**	**$ 65.9**
Retained earnings adjustment -SAB 108			**(0.5)**			**(0.5)**	**(0.5)**
Currency translation adjustments				**19.3**		**19.3**	**19.3**
Net unrealized gain on financial instruments, net of tax				**7.8**		**7.8**	**7.8**
Accrued minimum pension liability, net of tax				**(4.6)**		**(4.6)**	**(4.6)**
Comprehensive income							**$ 87.9**
Pension obligation – FAS 158, net of tax				**(17.0)**		**(17.0)**	
Activity under stock plans	**0.1**	**24.3**			**(4.4)**	**20.0**	
Balance, December 31, 2006	**$1.0**	**$479.3**	**$(157.1)**	**$(1.8)**	**$(19.8)**	**$301.6**	

The accompanying notes are an integral part of these consolidated financial statements.

HEXCEL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,

(In millions)	2006	2005	2004
Cash flows from operating activities of continuing operations			
Net income	**$ 65.9**	$ 141.3	$ 28.8
Income from discontinued operations, net of tax	**(1.8)**	(1.5)	(1.8)
Net income from continuing operations	**64.1**	139.8	27.0
Reconciliation to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	**43.4**	46.4	51.0
Amortization of debt discount and deferred financing costs	**1.6**	2.0	3.3
Deferred income taxes (benefit)	**17.0**	(118.4)	(1.1)
Business consolidation and restructuring expenses	**14.8**	2.9	2.7
Business consolidation and restructuring payments	**(8.2)**	(2.7)	(4.5)
Loss on early retirement of debt	**—**	40.9	3.2
Equity in earnings of investments in affiliated companies	**(4.1)**	(3.6)	(1.1)
Dividends from affiliated companies	**1.3**	3.1	3.0
Share-based compensation	**9.2**	2.2	—
Gain on sale of investment in an affiliated company	**(15.7)**	—	—
Changes in assets and liabilities:			
Increase in accounts receivable	**(14.4)**	(17.7)	(19.2)
Increase in inventories	**(16.1)**	(18.4)	(16.1)
(Increase) decrease in prepaid expenses and other current assets	**(0.6)**	4.4	(7.4)
Increase (decrease) in accounts payable and accrued liabilities	**11.6**	(10.2)	47.3
Changes in other non-current assets and long-term liabilities	**(3.3)**	1.5	1.1
Net cash provided by operating activities of continuing operations	**100.6**	72.2	89.2
Cash flows from investing activities of continuing operations			
Capital expenditures and deposits for capital purchases	**(120.2)**	(66.4)	(37.5)
Proceeds from sale of an investment in an affiliated company	**22.0**	—	—
Proceeds from sale of assets	**—**	1.4	6.5
Investment in affiliated companies	**—**	(7.5)	—
Net cash used for investing activities of continuing operations	**(98.2)**	(72.5)	(31.0)
Cash flows from financing activities of continuing operations			
Proceeds from the issuance of long-term debt	**—**	450.0	—
Repayments and redemption of long-term debt	**(1.4)**	(469.5)	(52.8)
(Repayments of) proceeds from senior secured credit facility – revolver, net	**(5.0)**	5.0	—
(Repayments of) proceeds from capital lease obligations and other debt, net	**(1.6)**	0.7	(1.6)
Issuance costs related to debt and equity offerings	**—**	(12.1)	—
Debt retirement costs	**—**	(30.0)	—
Activity under stock plans and other	**10.6**	15.2	12.8
Net cash provided by (used for) financing activities of continuing operations	**2.6**	(40.7)	(41.6)
Net cash provided by (used for) operating activities of discontinued operations	**2.5**	3.4	(0.3)
Net cash used for investing activities of discontinued operations	**(0.3)**	(0.5)	(0.6)
Effect of exchange rate changes on cash and cash equivalents	**(2.5)**	1.9	(0.2)
Net increase (decrease) in cash and cash equivalents	**4.7**	(36.2)	15.5
Cash and cash equivalents at beginning of year	**21.0**	57.2	41.7
Cash and cash equivalents at end of year	**$ 25.7**	$ 21.0	$ 57.2

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Significant Accounting Policies

Consolidation Principles and Nature of Operations

The accompanying consolidated financial statements include the accounts of Hexcel Corporation and its subsidiaries after elimination of all intercompany accounts, transactions and profits.

We are a leading producer of advanced structural materials. We develop, manufacture and market lightweight, high-performance reinforcement products, composite materials and composite structures for use in the commercial aerospace, industrial, space and defense, and electronics markets. Our materials are used in a wide variety of end products, such as commercial and military aircraft, space launch vehicles and satellites, printed wiring boards, body armor, wind turbine blades, high-speed trains, cars and trucks, bicycles, skis, snowboards and other recreational equipment.

We serve international markets through manufacturing facilities and sales offices located in the United States and Europe, and through sales offices located in Asia Pacific. We are also an investor in two joint ventures, which manufacture composite structures and interiors in Asia. Investments in affiliated companies, in which our interests are generally between 25% and 40% and where we do not have the ability to exercise significant influence over the financial and operating decisions, nor are the primary beneficiary, are accounted for using the equity method of accounting.

Use of Estimates

The preparation of the consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Estimates are revised as additional information becomes available. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out and average cost methods. We provide allowances for obsolete and unmarketable inventory. As of December 31, 2006 and 2005, inventory allowances were $16.4 million and $16.6 million, respectively.

Property, Plant and Equipment

Property, plant and equipment, including capitalized interest applicable to major project expenditures, are recorded at cost and depreciated over estimated useful lives using accelerated and straight-line methods. The estimated useful lives range from 10 to 40 years for buildings and improvements and from 3 to 20 years for machinery and equipment. Repairs and maintenance are expensed as incurred, while major replacements and betterments are capitalized and depreciated over the remaining useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. In accordance with the provisions of Statement of Financial Accounting Standards No.142, *Goodwill and Other Intangible Assets ("FAS 142")*, goodwill is tested for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied value. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit. The calculation of the fair value is determined based either on discounted cash flows or third-party appraised values. The determination of fair value includes a high degree of judgment and the use of significant estimates and assumptions and requires the use of discount rates, market premiums, and financial forecasts. During the fourth quarter of 2006, we updated valuations for all reporting units with goodwill using either third-party appraisals or discounted cash flow analyses, based upon estimated forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of these valuations, we determined that goodwill was not impaired (see Note 7).

Software Development Costs

Costs incurred to develop software for internal-use are accounted for under Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"*. All costs relating to the preliminary project stage and the post-implementation/operation stage are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the useful life of the software. The carrying value of capitalized software development costs is reviewed for impairment. An impairment loss is recognized when the we determine that the carrying value of these assets is in excess of the fair value based on a discounted cash flow method or other such methods for determining fair value.

Long-Lived Assets

We review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires estimates of these cash flows and fair value. The calculation of fair value may be determined based either on discounted cash flows or third-party appraised values depending on the nature of the asset. The assessment of fair value requires a considerable amount of judgment, including the determination of discount rates, market premiums, financial forecasts and asset lives. During 2006, no long-lived assets were impaired.

Investments

We have investments in affiliated companies with equity interests ranging from 25% to 40% (see Note 8). Upon assessment of Financial Interpretation No. 46R, *Consolidation of Variable Interest Entities ("FIN 46R")*, we believe that certain of these affiliated companies would be considered variable interest entities ("VIEs"). However, we do not control the financial and operating decisions of these companies, nor do we consider ourselves the primary beneficiary of these entities. As such, we account for our share of the operating performance of these affiliated companies using the equity method of accounting. Future adverse changes in market conditions or poor operating results of the underlying investments could result in losses and the inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge. We review our investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. We record an investment impairment charge when the decline in value is considered to be other than temporary.

Debt Financing Costs

Debt financing costs are deferred and amortized to interest expense over the life of the related debt, which ranges from 5 to 10 years. At December 31, 2006 and 2005, deferred debt financing costs were $9.5 million and $11.1 million, net of accumulated amortization of $6.4 million and $4.7 million, respectively, and are included in "other assets" in the consolidated balance sheets.

Share-Based Compensation

Effective January 1, 2006, we adopted FAS 123(R), using the modified prospective transition method. FAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in our consolidated statement of operations. FAS 123(R) requires that forfeitures be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. Furthermore, FAS 123(R) requires the monitoring of actual forfeitures and the subsequent adjustment to forfeiture rates to reflect actual forfeitures. Share-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2006 includes (i) compensation expense for share-based awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of FAS 123, (ii) and compensation expense for share-based awards granted subsequent to January 1, 2006, based on the fair value estimated in accordance with the provisions of FAS 123(R). Share based compensation expense capitalized as of December 31, 2006 was not material.

Prior to our adoption of FAS 123(R), stock-based compensation was accounted for under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), as allowed under FAS 123. Under the intrinsic value method in APB 25, we did not record any compensation cost related to stock options issued in the majority of instances since the exercise price of stock options granted to employees equaled the market price of our stock at the date of grant. However, for restricted stock awards ("RSUs"), the intrinsic value as of the date of grant was amortized to compensation expense over the vesting period.

RSUs are grants that entitle the holder to shares of common stock as the award vests (generally over three years). Performance accelerated restricted stock units ("PARS") are a form of RSU which are convertible to an equal number of shares of our common stock and generally vest at the end of a seven-year period or sooner upon the attainment of certain financial or stock performance objectives. Performance restricted stock units ("PRSUs") are a form of RSUs in which the number of shares ultimately received depends on the extent to which we achieve a specified performance target. The number of PRSUs is based on a two-year performance period and the awards will generally vest after a subsequent one-year service period. At the end of the performance period, the number of shares of stock issued will be determined based on the extent to which the pre-determined performance criteria is met, and can range between 0% and 150% of the target amount. The final performance percentage, on which the payout will be based considering metrics established for the period, will be certified by our Board of Directors or a Committee of the Board after the conclusion of the performance period.

We estimated the fair value of stock options at the grant date using the Black Scholes option pricing model with the following assumptions as for the years ended December 31, 2006 and 2005:

	2006	2005
Risk-free interest rate*	**4.50%**	3.74%
Expected option life (in years) Executive	**5.90**	5.66
Expected option life (in years) Non-Executive	**5.43**	5.10
Dividend yield	**—%**	—%
Volatility *	**46.44%**	56.33%
Weighted-average fair value per option granted	**$ 10.87**	$ 7.88

*One grant of 13,263 stock options was valued with a volatility of 43.52% and a risk-free interest rate of 4.62%. It was granted on 3/20/06 and was the only one granted on that day.

We determine the expected option life for each grant based on ten years of historical option activity for two separate groups of employees (executive and non-executive). The weighted average expected life ("WAEL") is derived from the average midpoint between the vesting and the contractual term and considers the effect of both the inclusion and exclusion of post-vesting cancellations during the ten-year period. As a result, the 2006 expected option life was increased from 5.66 years in 2005 to 5.90 years for the executive pool and from 5.10 years to 5.43 years for the non-executive pool.

Prior to 2006, we determined expected volatility based on actual historic volatility. With the adoption of FAS 123(R), we determined expected volatility based on a blend of both historic volatility of our common stock and implied volatility of our traded options. We weighed both volatility inputs equally and took an average of both the historic and implied volatility to arrive at the volatility input for the Black-Scholes calculation. Consistent with 2005, the risk-free interest rate for the expected term is based on the U.S. Treasury yield curve in effect at the time of grant. No dividends were paid in either period; furthermore, we do not plan to pay any dividends in the future.

Our 2005 and 2006 stock option, RSU, and PRSU agreements contain certain provisions related to the retirement of an employee. Employees who terminate employment other than for "cause" (as defined in the relevant employee option or RSU agreement), and who meet the definition of retirement in the relevant employee option or RSU agreement (age 65 or age 55 with 5 or more years of service with the company), will continue to have their options or RSUs vest in accordance with the vesting schedule set forth in the option or RSU agreement. Prior to 2005, our stock incentive agreements for a small group of senior executives contained such a retirement provision and, upon the executive's retirement, the option or RSU fully vests. RSUs and options are deemed to be vested when an employee meets the definition of retirement. The treatment of PRSUs upon retirement differs from that of options and RSUs, as an employee who is retirement eligible is only entitled to a pro-rata portion of his shares based on the portion of the performance period prior to retirement and based on the extent to which the performance criteria are met; however, if employed at the end of the performance period the employee is entitled to the entire grant (based on the extent to which the performance criteria is met). As a result of these provisions, under the terms of FAS 123(R), we have accelerated the recognition of the compensation expense for any employee who received a grant in 2006 and who met the above definition of retirement eligibility, or who will meet the definition during the vesting period. Prior to our adoption of FAS 123(R), we did not recognize any additional expense in our consolidated results of operations or our pro-forma disclosures as a result of these retirement provisions until the date upon which an eligible employee retired.

Currency Translation

The assets and liabilities of international subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative currency translation adjustments are included in "accumulated other comprehensive loss" in the stockholders' equity section of the consolidated balance sheets. Realized gains and losses from currency exchange transactions are recorded in "selling, general and administrative expenses" in the consolidated statements of operations and were not material to our consolidated results of operations in 2006, 2005 or 2004.

Revenue Recognition

Product sales are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured, which is generally at the time of shipment. Revenues derived from design, installation and support services are recognized when the service is provided, or alternatively, when the product to which the service relates is delivered to the customer. We accrue for sales returns and allowances based on its historical experience at the time of sale.

Product Warranty

We provide for an estimated amount of product warranty at the time revenue is recognized. This estimated amount is provided by product and based on historical warranty experience. In addition, we periodically review our warranty accrual and record any adjustments as deemed appropriate.

Shipping and Handling Costs

We recognize shipping and handling costs as incurred as a component of "cost of sales" in the consolidated statements of operations. Shipping and handling costs billed to the customer for reimbursement purposes are not significant.

Research and Technology

Significant costs are incurred each year in connection with research and technology ("R&T") programs that are expected to contribute to future earnings. Such costs are related to the development and in certain instances the qualification and certification of new and improved products and their uses. R&T costs are expensed as incurred. R&T costs were $30.4 million, $25.3 million and $23.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

We provide for income taxes using the liability approach prescribed by the Financial Accounting Standards Board ("FASB") in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"). Under the liability approach, deferred income tax assets and liabilities reflect tax net operating loss and credit carryforwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets require a valuation allowance when it is more likely than not, based on the evaluation of positive and negative evidence, that some portion of the deferred tax assets may not be realized. The realization of deferred tax assets is dependent upon the timing and magnitude of future taxable income prior to the expiration of the deferred tax assets' attributes. When events and circumstances so dictate, we evaluate the realizability of our deferred tax assets and the need for a valuation allowance by forecasting future taxable income. During 2006 and 2005, we recognized through our tax provision a $4.5 million and $119.2 million reversal, respectively, of our previously recorded U.S. deferred tax asset valuation allowance (see Note 13).

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of trade accounts receivable. Our sales to two customers and their related subcontractors accounted for approximately 43.9%, 41.6%, and 40.8% of our 2006, 2005 and 2004 net sales, respectively. We perform ongoing credit evaluations of our customers' financial condition but generally do not require collateral or other security to support customer receivables. We establish an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other financial information. As of December 31, 2006 and 2005, the allowance for doubtful accounts was $1.8 million and $6.4 million, respectively. Bad debt expense was $0.1 million, $0.9 million, and $3.0 million in 2006, 2005, and 2004, respectively.

Derivative Financial Instruments

We use various financial instruments, including foreign currency forward exchange contracts and interest rate swap agreements, to manage our risk to market fluctuations by generating cash flows that offset, in relation to their amount and timing, the cash flows of certain foreign currency denominated transactions or underlying debt instruments. We designate our foreign currency forward exchange contracts as cash flow hedges against forecasted foreign currency denominated transactions and report the effective portions of changes in fair value of the instruments in "accumulated other comprehensive loss" until the underlying hedged transactions affect income. We designate our interest rate swap agreements as fair value hedges against specific debt instruments and recognize interest differentials as adjustments to interest expense as the differentials may occur. We do not use financial instruments for trading or speculative purposes.

We follow the guidance in Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities ("FAS 133")*, and its corresponding amendments under Financial Accounting Standards No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* ("FAS 138"). FAS 133 requires an entity to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting (see Note 16).

Self-insurance

We are self-insured up to specific levels for certain liabilities. Accruals are established based on actuarial assumptions and historical claim experience, and include estimated amounts for incurred but not reported claims. Effective January 1, 2002, we expanded our self-insured medical program to cover the majority of U.S. non-union employees, in order to more effectively manage our medical costs. The program includes "stop loss" insurance, which caps our risk at $200,000 per individual per annum. By its nature, as compared to traditional insurance plans, self-insured medical coverage may increase the monthly volatility in our operating results and in our cash flows.

Recently Issued Accounting Standards

During July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109 ("FIN 48")*, to address diversity in practice and clarify the accounting for uncertain tax positions. FIN 48 prescribes a comprehensive model as to how a company should recognize, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on its tax return. FIN 48 specifically requires companies to presume that the taxing authorities have full knowledge of the position and all relevant facts. Furthermore, based on this presumption, FIN 48 requires that the financial statements reflect expected future consequences of such positions.

Under FIN 48 an uncertain tax position needs to be sustainable at a more likely than not level based upon its technical merits before any benefit can be recognized. The tax impact is measured as the largest amount that has a cumulative probability of greater than 50% of being the final outcome. FIN 48 substantially changes the applicable accounting model (as the prior model followed the criterion of FAS 5, *Accounting for Contingencies,* recording a liability against an uncertain tax benefit when it was probable and estimable) and is likely to cause greater volatility in income statements as more items are recognized within income tax expense. FIN 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for calendar year companies). Companies will be required to evaluate the impact of adoption on its internal control processes to ensure that all uncertain tax positions are identified, assessed and continually monitored. We are currently evaluating the impact of FIN 48 on our financial condition, results of operations and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers' *Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("FAS 158"). FAS 158 requires us to recognize the funded status of our benefit plans (measured as the difference between plan assets at fair value and the projected benefit obligation) in our consolidated balance sheet. In addition, we must also recognize as a component of "accumulated other comprehensive loss", net of tax, the gains or losses and prior service costs or credits that arise, but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, *Employers' Accounting for Pensions* ("FAS 87"),.

We have recognized the funded status of our benefit plans in accordance with the provisions set forth by FAS 158. The following table summarizes the impact of adoption on our financial statements.

	Pre- FAS 158 Adjustments (a)	FAS 158 Adoption Adjustments	Post FAS 158
(In millions)			
Accrued pension liability	$ (41.1)	$ (24.1)	$ (65.2)
Deferred tax asset	$ 2.1	$ 7.1	$ 9.2
AOCI – pension, net of tax	$ 15.8	$ 17.0	$ 32.8
AOCI – pension, pre-tax	$ 17.9	$ 24.1	$42.0 (b)

(a) Includes additional minimum pension liability adjustments.

(b) Amortization of $2.9 million to be included in periodic pension costs in 2007.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), in order to address the observed diversity in quantification practices with respect to misstatements in annual financial statements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron-curtain" method. We historically used the "roll-over" method for quantifying identified financial statement misstatements. The "roll-over" method focuses primarily on the impact of a misstatement on the income statement, while the "iron-curtain" method focuses primarily on the effect of correcting the period-end balance sheet.

SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires the quantification of errors under both the "iron-curtain" and "roll-over" methods.

From a transition perspective, SAB 108 permits public companies to record the cumulative effect of initially applying the "dual approach" in the initial year of adoption by recording the necessary "correcting" adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, SAB 108 requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. These disclosures are intended to make prior years' materiality judgments easier for investors and others to assess. SAB 108 is effective as of December 31, 2006 for calendar year-end companies.

We adopted SAB 108 in the fourth quarter of 2006. Misstatements identified subject to SAB 108, which were previously considered immaterial to our financial statements under the "roll-over" method, but are considered to have a material impact under the "dual approach" method prescribed by SAB 108, were related to the overstatement of reserves for inventory, bad debts and other expense accruals held on our books prior to 2000. In the fourth quarter of 2006, we identified errors in our accounting for certain deferred tax assets as of December 31, 2005. These errors have been corrected under the provisions of SAB 108. Specifically, the accounting for the deferred tax asset arising from the minimum pension obligation reflected in AOCI as of December 31, 2005 was overstated and resulted in an overstatement of the release of the valuation allowance against our U.S. net deferred tax assets as of that date. Additionally, we identified unrecorded deferred tax assets as of December 31, 2005 primarily related to general business and foreign tax credits, and capital loss carryforwards. The impact of these adjustments is a net increase in deferred tax assets of $10.3 million and an increase in the valuation allowance of $13.8 million.

The following is a summary of the after-tax impact to retained earnings of adopting SAB 108:

	Increase (Decrease)
(In millions)	
Reduction of allowance for doubtful accounts	**$ 1.9**
Reduction in inventory reserves	**1.7**
Reduction in accrued expenses	**1.0**
Tax effect	**(1.6)**
Sub-total	**3.0**
Increase in deferred tax assets	**10.3**
Increase in valuation allowance	**13.8**
After-tax impact on retained earnings	**$ (0.5)**

In September 2006, the FASB finalized Statement of *Financial* Accounting Standards No. 157, *Fair Value Measurements ("FAS 157")*, which will become effective in 2008. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. The provisions of FAS 157 will be applied prospectively to fair value measurements and disclosures in our condensed consolidated financial statements beginning in the first quarter of 2008. We are currently evaluating the impact of FAS 157 on our results of operations.

Reclassifications

Certain prior year amounts in the accompanying consolidated financial statements and related notes have been reclassified to conform to the 2006 presentation.

Note 2 — Discontinued Operations

In July of 2006, we announced our intention to explore strategic alternatives for portions of our Reinforcements business segment, including potential disposition. The Reinforcements product lines subject to this review include our products for ballistics, electronics, architectural and general industrial applications. In order to take full advantage of the many growing applications for advanced composite materials, we have decided to narrow our focus and consolidate our activities around our carbon fiber, reinforcements for composites, honeycomb, matrix and structures product lines. Reinforcements products related to composites are being retained and, together with the Composites and Structures business segments, integrated into a single organization.

Architectural Business

In October of 2006, we reached agreement in principle to sell our architectural business. The agreement contemplated the sale of the design, manufacturing and selling activities related to this business including related property, plant and equipment and working capital. The assets to be sold were clearly identified and a review of the activities required to complete the divestiture plan indicated that it was unlikely that significant changes would be made, or that the divestiture plan would be withdrawn. In light of these activities, we have considered the requirements of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144")*, and concluded that as of October 2006 the transaction satisfied the accounting considerations to be classified as assets held for sale and have reported the component as discontinued operations in our financial statements. We completed this transaction on February 28, 2007 (see Note 24).

Revenues associated with this discontinued operation were $23.8 million, $21.9 million and $23.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Pre-tax income associated with this discontinued operation was $2.8 million, $2.3 million and $2.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The following table presents balance sheet information for the Architectural business as of December 31,

	2006	2005
(In millions)		
Assets		
Current assets:		
Accounts receivable, net	**$ 3.9**	$ 2.9
Inventories, net	**6.2**	4.4
Prepaid expenses and other current assets	**0.4**	0.3
Total current assets	**10.5**	7.6
Net property, plant and equipment	**5.4**	5.3
Goodwill	**0.3**	0.2
Deferred tax assets	**0.2**	0.2
Total assets	**$16.4**	$ 13.3
Liabilities		
Current liabilities:		
Accounts payable	**$ 4.3**	$ 2.3
Other accrued liabilities	**1.9**	1.5
Total current liabilities	**6.2**	3.8
Other non-current liabilities	**1.4**	1.2
Total liabilities	**$ 7.6**	$ 5.0

Note 3 — Share-Based Compensation

Effective January 1, 2006, we adopted FAS 123(R) using the modified prospective transition method. This method required us to apply the provisions of FAS 123(R) to new awards and to any awards that were unvested as of our adoption date and did not require us to restate prior periods. The accompanying consolidated financial statement as of and for the year ended December 31, 2006 reflects the impact of FAS 123(R). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to FAS 123(R). We have applied the provisions of SAB 107 in our adoption of FAS 123(R).

Share-based compensation expense reduced our consolidated results of operations for the year ended December 31, 2006 as follows:

(In millions, except per share data)	2006
Impact on income before income taxes	**$ (9.2)**
Impact on net income available to common shareholders	**$ (6.2)**
Impact on net income per common share:	
Basic	**$(0.07)**
Diluted	**$(0.06)**

The following table illustrates the effect on our net income and net income per share for years ended December 31, 2005 and 2004 assuming we had applied the fair value recognition provisions of FAS 123, as amended by Statement of Financial Accounting Standards No.148, *Accounting for Stock-Based Compensation-Transition and Disclosure*:

(In millions, except per share data)	**2005**	**2004**
Net income available to common shareholders, as reported	$110.5	$ 3.4
Add: Stock-based compensation expense included in reported net income, net of tax	1.6	1.6
Deduct: Stock-based compensation expense determined under the fair value based method for all awards	(3.7)	(4.7)
Pro forma net income	$108.4	$ 0.3
Basic net income per common share:		
As reported	$ 1.84	$0.09
Pro forma	$ 1.81	$0.01
Diluted net income per common share:		
As reported	$ 1.51	$0.08
Pro forma	$ 1.49	$0.01

During 2006, cash received from stock option exercises and from employee stock purchases was $8.4 million. We used $3.2 million in cash related to the shares withheld to satisfy employee tax obligations for RSUs and PARS converted during the year ended December 31, 2006. We realized a tax benefit of $5.4 million in connection with stock options exercised, and RSUs and PARs converted during 2006.

Prior to the adoption of FAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options and the conversions of restricted stock units as operating cash flows in the Consolidated Statements of Cash Flows. FAS 123(R) requires that we classify the cash flows resulting from these tax benefits as financing cash flows. It has been our practice to issue new shares of our common stock upon the exercise of stock options or the conversion of stock units. In the future, we may consider utilizing treasury shares for stock option exercises or stock unit conversions.

Restricted Stock Units

We measure the fair value of RSUs, PARs and PRSUs based upon the market price of the underlying common stock as of the date of grant. RSUs, PARs and PRSUs are amortized over their applicable vesting period using the straight-line method. For each of the years ended December 31, 2006 and 2005, we granted 0.2 million RSUs to eligible officers and employees. We granted 0.3 million RSUs during the year ended December 31, 2004. During 2006, 2005 and 2004 restricted stock units of 0.3 million, 0.3 million and 0.2 million, respectively, vested and converted into common stock. During the year ended December 31, 2006, we granted 0.1 million PRSUs. No PARs have been granted since 2000. PARs granted during 2000 were vested during the first quarter of 2006.

The following activity occurred under our existing incentive stock plan for the year ended December 31, 2006:

(In millions)	Number of Awards	Weighted Avg. Grant Date Fair Value per Unit
Restricted Stock Awards:		
Nonvested balance at December 31, 2005	0.4	$ 9.38
Granted	0.2	$ 21.95
Vested	(0.3)	$ 7.78
Forfeited	—	$ —
Nonvested balance at December 31, 2006	**0.3**	**$16.73**
Performance Restricted Stock Awards:		
Nonvested balance at December 31, 2005	—	$ —
Granted	0.1	$ 21.97
Vested	—	$ —
Forfeited	—	$ —
Nonvested balance at December 31, 2006	**0.1**	**$21.97**

As of December 31, 2006, there was total unrecognized compensation cost related to nonvested RSUs and PRSUs of $3.1 million, which is expected to be recognized generally over the remaining vesting period ranging from one year to three years.

Stock Options

Nonqualified stock options have been granted to our employees and directors under our stock compensation plan. Options granted generally vest over three years and expire ten years from the date of grant.

A summary of option activity under the plan for year ended December 31, 2006 is as follows:

(In millions)	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
Outstanding at December 31, 2003	8.7	$ 8.26	
Options granted	0.7	$ 7.42	
Options exercised	(1.6)	$ 7.95	
Options expired or forfeited	(0.3)	$ 10.58	
Outstanding at December 31, 2004	7.5	$ 8.31	8.31
Options granted	0.6	$ 14.51	
Options exercised	(2.1)	$ 7.16	
Options expired or forfeited	—	$ —	
Outstanding at December 31, 2005	6.0	$ 8.95	5.41
Options granted	**0.3**	**$21.95**	
Options exercised	**(1.0)**	**$ 9.34**	
Options expired or forfeited	**(0.1)**	**$19.84**	
Outstanding at December 31, 2006	**5.2**	**$ 9.40**	**5.15**

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2006 was $41.3 million and $38.8 million, respectively. The total intrinsic value of options exercised during the year ended December 31, 2006 was $12.1 million. The total number of options exercisable at December 31, 2006, 2005 and 2004 was 4.2 million, 4.3 million and 5.1 million, respectively, at a weighted average exercise price of $8.09, $8.92 and $9.59, respectively. As of December 31, 2006, there was total unrecognized compensation cost related to nonvested stock options of $3.2 million, which is expected to be recognized generally over the remaining vesting period ranging from one year to three years.

The following table summarizes information about stock options outstanding as of December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number of Options Outstanding**	**Weighted Average Remaining Life (in Years)**	**Weighted Average Exercise Price**	**Number of Options Exercisable**	**Weighted Average Exercise Price**
$ 1.37 - 3.15	1.3	5.83	$ 2.99	1.3	$ 2.99
$ 4.50 - 6.68	0.3	3.30	$ 5.69	0.3	$ 5.69
$ 7.38 - 11.00	2.0	4.93	$ 9.37	1.6	$ 9.57
$ 11.31 - 16.63	1.2	4.53	$ 13.32	0.9	$ 12.80
$ 17.25 - 27.13	0.4	7.69	$ 22.06	0.1	$ 22.59
$ 1.37 - 27.13	5.2	5.15	$ 9.40	4.2	$ 8.09

Valuation Assumptions in Estimating Fair Value

We estimated the fair value of stock options at the grant date using the Black Scholes option pricing model with the following assumptions as for the years ended December 31, 2006 and 2005:

	2006	**2005**
Risk-free interest rate*	**4.50%**	3.74%
Expected option life (in years) Executive	**5.90**	5.66
Expected option life (in years) Non-Executive	**5.43**	5.10
Dividend yield	**— %**	— %
Volatility *	**46.44%**	56.33%
Weighted-average fair value per option granted	**$ 10.87**	$ 7.88

*One grant of 13,263 stock options was valued with a volatility of 43.52% and a risk-free interest rate of 4.62%. It was granted on 3/20/06 and was the only one granted on that day.

We determine the expected option life for each grant based on ten years of historical option activity for two separate groups of employees (executive and non-executive). The WAEL is derived from the average midpoint between the vesting and the contractual term and considers the effect of both the inclusion and exclusion of post-vesting cancellations during the ten-year period. As a result, the 2006 expected option life was increased from 5.66 years in 2005 to 5.90 years for the executive pool and from 5.10 years to 5.43 years for the non-executive pool.

Prior to 2006, we determined expected volatility based on actual historic volatility. With the adoption of FAS 123(R), we determined expected volatility based on a blend of both historic volatility of our common stock and implied volatility of our traded options. We weighed both volatility inputs equally and took an average of both the historic and implied volatility to arrive at the volatility input for the Black-Scholes calculation. Consistent with 2005, the risk-free interest rate for the expected term is based on the U.S. Treasury yield curve in effect at the time of grant. No dividends were paid in either period; furthermore, we do not plan to pay any dividends in the future.

Shares Authorized for Grant

As of December 31, 2006, an aggregate of 4.0 million shares were authorized for future grant under our stock plan, which covers stock options, RSUs, PRSUs, PARS and at the discretion of Hexcel, could result in the issuance of other types of stock-based awards.

Employee Stock Purchase Plan ("ESPP")

In addition, we maintain an ESPP, under which eligible employees may contribute up to 10% of their base earnings toward the quarterly purchase of our common stock at a purchase price equal to 85% of the fair market value of the common stock on the purchase date. As of December 31, 2006, the number of shares of common stock reserved for future issuances under the ESPP was 0.2 million. During 2006, 2005 and 2004, an aggregate total of 48,448 shares of common stock were issued under the ESPP.

Note 4 - Business Consolidation and Restructuring Programs

The aggregate business consolidation and restructuring activities for the three years ended December 31, 2006, consisted of the following:

(In millions)	**Employee Severance**	**Facility & Equipment**	**Total**
Balance as of December 31, 2003	$ 4.2	$1.7	$ 5.9
Business consolidation and restructuring expenses			
Current period expenses	0.9	1.9	2.8
Change in estimated expenses	(0.1)	—	(0.1)
Net business consolidation and restructuring expenses	0.8	1.9	2.7
Cash expenditures	(2.0)	(2.5)	(4.5)
Non-cash usage, including asset write-downs	—	(0.1)	(0.1)
Currency translation adjustments	0.3	—	0.3
Balance as of December 31, 2004	$ 3.3	$1.0	$ 4.3
Business consolidation and restructuring expenses	1.1	1.8	2.9
Cash expenditures	(0.6)	(2.1)	(2.7)
Currency translation adjustments	(0.3)	—	(0.3)
Balance as of December 31, 2005	$ 3.5	$0.7	$ 4.2
Business consolidation and restructuring expenses			
Current period expenses	**10.1**	**4.9**	**15.0**
Change in estimated expense	**(0.2)**	**—**	**(0.2)**
Net business consolidation and restructuring expenses	**9.9**	**4.9**	**14.8**
Cash expenditures	**(2.9)**	**(5.3)**	**(8.2)**
Currency translation adjustments	**0.2**	**—**	**0.2**
Balance as of December 31, 2006	**$10.7**	**$0.3**	**$11.0**

December 2006 Program

In December 2006, we announced that we had begun the process of realigning our organization into a single business and addressing stranded costs that will result from divestitures associated with our portfolio realignment. In connection with this action, we expect to incur severance and relocation expenses. During 2006, we recorded business consolidation and restructuring expenses of $7.6 million in connection with this action, of which $7.4 million and $0.2 million related to employee severance and equipment relocation costs, respectively. We expect to continue to incur business consolidation and restructuring expenses in 2007.

Business consolidation and restructuring activities for this program consisted of the following:

(In millions)	**Employee Severance**	**Facility & Equipment**	**Total**
Balance as of December 31, 2005	$ —	$ —	$ —
Business consolidation and restructuring expenses	**7.4**	**0.2**	**7.6**
Cash expenditures	**(0.4)**	**(0.2)**	**(0.6)**
Balance as of December 31, 2006	**$ 7.0**	**$ —**	**$ 7.0**

Electronics Program

In December 2005, we announced plans to consolidate certain of our glass fabric production activities at our Les Avenieres, France plants. In January 2006, we announced plans to consolidate our North American electronics production activities into our Statesville, North Carolina plant and to close our plant in Washington, Georgia. These actions were aimed at matching regional production capacities with available demand. For the years ended December 31, 2006 and 2005, we recognized business consolidation and restructuring expenses of $5.6 and $0.3 million, respectively, related to this program for employee severance, facility closure and equipment relocation costs. This program is substantially complete.

Business consolidation and restructuring activities for this program consisted of the following:

	Employee Severance	Facility & Equipment	Total
(In millions)			
Balance as of December 31, 2004	$ —	$ —	$ —
Business consolidation and restructuring expenses	0.3	—	0.3
Cash expenditures	(0.1)	—	(0.1)
Balance as of December 31, 2005	$ 0.2	$ —	$ 0.2
Business consolidation and restructuring expenses	**2.0**	**3.6**	**5.6**
Cash expenditures	**(1.8)**	**(3.6)**	**(5.4)**
Balance as of December 31, 2006	**$0.4**	**$ —**	**$0.4**

Livermore 2004 Program

In January 2004, we announced the consolidation of activities of our Livermore, California facility into other operations, principally the Salt Lake City, Utah plant. Costs associated with the facility's closure, along with costs for relocation and re-qualification of equipment, have been incurred over several years. Costs associated with the facility's closure, along with costs for relocation and requalification of equipment, are expected to occur during the remaining term of the program, which is expected to be completed in the first quarter of 2007. Upon closure, we will then demolish the Livermore facility in preparation for sale of the property. For both years ended December 31, 2006 and 2005, we recognized business consolidation and restructuring expenses of $1.8 million, related to this program for employee severance, facility closure and equipment relocation costs. Business consolidation and restructuring expenses related to this program for employee severance, facility closure and equipment relocation were $0.9 million for the year ended December 31, 2004.

During the first quarter of 2006, we determined that involuntary termination benefits under the Livermore Program should have been accounted for under Statement of Financial Accounting Standards No. 112, *Employers' Accounting for Postretirement Benefits*, instead of Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. As a result of this determination, we made an adjustment in the first quarter of 2006, and concluded that the impact was not material to either the current period or to any prior periods.

Business consolidation and restructuring activities for this program consisted of the following:

	Employee Severance	Facility & Equipment	Total
(In millions)			
Balance as of December 31, 2003	$ —	$ —	$ —
Business consolidation and restructuring expenses	0.8	0.1	0.9
Cash expenditures	—	(0.1)	(0.1)
Balance as of December 31, 2004	$ 0.8	$ —	$ 0.8
Business consolidation and restructuring expenses	0.6	1.2	1.8
Cash expenditures	—	(1.2)	(1.2)
Balance as of December 31, 2005	$ 1.4	$ —	$ 1.4
Business consolidation and restructuring expenses	**0.7**	**1.1**	**1.8**
Cash expenditures	**(0.3)**	**(1.1)**	**(1.4)**
Balance as of December 31, 2006	**$1.8**	**$ —**	**$1.8**

November 2001 Program

In November 2001, we announced a program to restructure our business operations as a result of reductions in commercial aircraft production rates and due to depressed business conditions in the electronics market. This program is substantially complete. Severance and lease payments will continue into 2009.

Business consolidation and restructuring activities for this program consisted of the following:

	Employee Severance	Facility & Equipment	Total
(In millions)			
Balance as of December 31, 2003	$ 4.2	$ 1.7	$ 5.9
Business consolidation and restructuring expenses			
Current period expenses	0.1	1.8	1.9
Change in estimated expenses	(0.1)	—	(0.1)
Net business consolidation and restructuring expenses	—	1.8	1.8
Cash expenditures	(2.0)	(2.4)	(4.4)
Non-cash usage, including asset write-downs	—	(0.1)	(0.1)
Currency translation adjustments	0.3	—	0.3
Balance as of December 31, 2004	$ 2.5	$ 1.0	$ 3.5
Business consolidation and restructuring expenses	0.2	0.6	0.8
Cash expenditures	(0.5)	(0.9)	(1.4)
Currency translation adjustments	(0.3)	—	(0.3)
Balance as of December 31, 2005	$ 1.9	$ 0.7	$ 2.6
Change in estimated expenses	**(0.2)**	**—**	**(0.2)**
Cash expenditures	**(0.4)**	**(0.4)**	**(0.8)**
Currency translation adjustments	**0.2**	**—**	**0.2**
Balance as of December 31, 2006	**$1.5**	**$0.3**	**$ 1.8**

Note 5 - Inventories

(In millions)	December 31, 2006	2005
Raw materials	**$ 69.3**	$ 63.7
Work in progress	**46.5**	31.7
Finished goods	**55.7**	50.6
Total inventories	**$171.5**	$146.0

Note 6 – Net Property, Plant and Equipment

(In millions)	December 31, 2006	2005
Land	**$ 19.2**	$ 18.6
Buildings	**164.5**	151.7
Equipment	**511.9**	475.1
Construction in progress	**139.1**	62.8
Property, plant and equipment	**834.7**	708.2
Less accumulated depreciation	**(464.3)**	(428.3)
Net property, plant and equipment	**$ 370.4**	$ 279.9

Depreciation expense related to property, plant and equipment for the years ended December 31, 2006, 2005 and 2004, was $43.2 million, $45.8 million and $51.0 million, respectively. Capitalized interest of $3.6 million and $0.1 million for 2006 and 2005 were included in construction in progress and are associated with our carbon fiber expansion programs. Capitalized costs associated with software developed for internal use were $1.2 million and $0.4 million for 2006 and 2005, respectively.

Note 7 – Goodwill and Other Purchased Intangibles

Changes in the carrying amount of goodwill and other purchased intangibles for the years ended December 31, 2006, 2005 and 2004, by business segment, are as follows:

(In millions)	Composites	Reinforcements	Structures	Total
Balance as of December 31, 2003	$ 20.5	$ 40.1	$16.1	$ 76.7
Currency translation adjustments and other	1.3	0.1	—	1.4
Balance as of December 31, 2004	$ 21.8	$ 40.2	$16.1	$ 78.1
Currency translation adjustments and other	(3.4)	(0.2)	—	(3.6)
Balance as of December 31, 2005	$ 18.4	$ 40.0	$16.1	$ 74.5
Currency translation adjustments and other	**1.4**	**—**	**—**	**1.4**
Balance as of December 31, 2006	**$19.8**	**$40.0**	**$16.1**	**$75.9**

The carrying value of the intangible asset related to our Composites business segment was $2.5 million at December 31, 2006 and is being amortized over a useful life of 20 years. We test for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. There was no impairment for the years ended December 31, 2006 and 2005.

Note 8 – Investments in Affiliated Companies

As of December 31, 2006, we have equity ownership investments in two Asian joint ventures. In connection therewith, we have considered the accounting and disclosure requirements of FIN 46R and believe that these investments would be considered "variable interest entities." However, we believe that we are not the primary beneficiary of such entities, and therefore, would not be required to consolidate these entities.

BHA Aero Composite Parts Co., Ltd.

In 1999, Hexcel, Boeing International Holdings, Ltd. ("Boeing International") and China Aviation Industry Corporation I ("AVIC") formed a joint venture, BHA Aero Composite Parts Co., Ltd. ("BHA Aero"). This joint venture is located in Tianjin, China, and manufactures composite parts for secondary structures and interior applications for commercial aircraft.

Each of the equity owners of BHA Aero had an obligation as of December 31, 2004 to support a third-party loan on a proportionate basis to their equity ownership interest. We met our obligation through an outstanding letter of credit of $11.1 million. During 2004, we made $3.0 million in advance payments relating to our purchase of products manufactured by BHA Aero to assist in their short-term cash flow needs. Boeing International, in turn, made a $1.5 million advance payment to us for the purchase of products we produced using the products we purchased from BHA Aero. Also during 2004, BHA Aero and its equity owners reached an agreement on the re-capitalization of BHA Aero and a refinancing of BHA Aero's third-party loans. Pursuant to the terms of the agreement, Hexcel and Boeing International each agreed to purchase newly issued registered capital of BHA Aero for $7.5 million in cash, resulting in an increase in each respective ownership interest from 33.33% to 40.48%. On January 19, 2005, Hexcel and Boeing International made their respective cash equity investments of $7.5 million in BHA Aero.

Upon the completion of the equity investment, BHA Aero refinanced its existing bank loans with a new five year bank term loan. The new five year bank term loan is supported by guarantees from Boeing International and AVIC. In addition, as part of the refinancing, we agreed to reimburse Boeing International and AVIC for a proportionate share of the losses they would incur if their guarantees of the new bank loan were to be called, up to a limit of $6.1 million. Upon completion of the refinancing, our standby letter of credit of $11.1 million, which supported BHA Aero's then current bank loan, terminated and was not reissued. The refinancing of BHA Aero's bank debt was completed on January 26, 2005, and our standby letter of credit terminated on February 15, 2005. Our reimbursement agreement with Boeing International and AVIC met the definition of a guarantee in accordance with the provision of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, ("FIN 45"). Accordingly, we recorded a $0.5 million liability and a corresponding increase in the investment in BHA Aero based upon the estimated fair value of the guarantee.

Apart from any outstanding accounts receivable balance, our investment in this joint venture, and our agreement to reimburse Boeing International and AVIC for a proportionate share of losses they would occur if their guarantees of the new bank loan were to be called, we have no other significant exposures to loss related to BHA Aero.

Summary information related to our investment in BHA Aero as of December 31, 2006 and 2005 is as follows:

(In millions)	2006	2005
Equity ownership	**40.48%**	40.48%
Revenues	**$27.1**	$17.1
Equity investment balance	**$ 6.2**	$ 5.1
Accounts receivable balance	**$ 2.8**	$ 2.4

For the years ended December 31, 2006, 2005 and 2004, we had sales to BHA Aero of $5.9 million, $4.0 million and $2.8 million, respectively. For the same period, we purchased materials totaling $11.8 million, $9.4 million and $9.6 million. As of December 31, 2006 and 2005, we had an accounts receivable balance of $2.8 million and $2.4 million, respectively. As of December 31, 2006 and 2005, we had an accounts payable balance of $1.6 million and $0.8 million, respectively.

Asian Composites Manufacturing Sdn. Bhd.

In 1999, we formed another joint venture, Asian Composites Manufacturing Sdn. Bhd. ("Asian Composites"), with Boeing Worldwide Operations Limited, Sime Link Sdn. Bhd., and Malaysia Helicopter Services Bhd. (now known as Naluri Berhad), to manufacture composite parts for secondary structures for commercial aircraft. Our initial equity ownership interest in this joint venture, which is located in Alor Setar, Malaysia, was 25%.

In November 2006, Hexcel, Boeing Worldwide Operations Limited and Sime Link Sdn. Bhd. entered into an agreement to purchase Naluri Corporation Berhad's equity interest in Asian Composites, which will increase each respective equity ownership interest in this joint venture to 33.33%. We paid $2.1 million in cash to purchase this additional equity interest when the transaction was completed on February 8, 2007.

Apart from any outstanding accounts receivable balance and our investment in this joint venture, we have no other significant exposures to loss related to Asian Composites.

Summary information related to our investment in Asian Composites as of December 31, 2006 and 2005 is as follows:

(In millions)	2006	2005
Equity ownership	**25.00%**	25.00%
Revenues	**$ 25.9**	$ 19.4
Equity investment balance	**$ 4.9**	$ 3.4
Accounts receivable balance	**$ 1.1**	$ 1.2

For the years ended December 31, 2006, 2005 and 2004, we had sales to Asian Composites of $5.2 million, $5.2 million and $2.6 million, respectively. For the same period, we purchased materials totaling $15.7 million, $13.2 million and $10.8 million. As of both December 31, 2006 and 2005, we had an accounts receivable balance of $1.1 million and $1.2 million respectively. As of December 31, 2006 and 2005, we had an accounts payable balance of $0.5 million and $0.4 million, respectively.

TechFab LLC

As part of an acquisition in 1998, we obtained a 50% share in Clark-Schwebel Tech-Fab Company (now TechFab). TechFab is headquarted in Anderson, South Carolina and manufactures non-woven reinforcement materials for roofing, construction, sail cloth and other specialty applications. In December of 2006, we completed the sale of our interest in TechFab to our joint venture partner for $22.0 million in cash. The unit purchase agreement contained limited indemnification provided by us related to certain liabilities incurred prior to the date of sale. As a result of the sale, we recognized a pre-tax gain of $15.7 million in the fourth quarter of 2006. The TechFab joint venture was part of our Reinforcements business segment.

DIC-Hexcel Limited

In 1990, we obtained a 45% equity interest in DIC-Hexcel Limited ("DHL"), a joint venture with Dainippon Ink and Chemicals, Inc. ("DIC"). This joint venture was located in Komatsu, Japan, and produced and sold prepregs, honeycomb and decorative laminates using technology licensed from Hexcel and DIC. During the first quarter of 2005, we entered into a letter of awareness, whereby we became contingently liable to pay DIC up to $1.8 million with respect to DHL's new debt obligations under certain circumstances. This contingent obligation met the definition of a guarantee in accordance with the provisions of FIN 45. Accordingly, we recorded a liability on our consolidated balance sheet for the estimated fair value of the guarantee. The liability recorded was $0.2 million and the fair value of the commitment of $0.2 million was expensed. As of December 31, 2005, we had no equity investment balance relating to DHL as we previously considered this investment to be other than temporarily impaired. As of December 31, 2005, we had no significant exposures to loss relating to this joint venture other than Hexcel's letter of awareness to pay DIC with respect to DHL's new debt obligations under certain circumstances. In December of 2005, the joint venture partners decided to dissolve the DHL joint venture.

In January of 2006, we renewed a letter of awareness we had provided to DIC, whereby we would be contingently liable to pay up to $1.3 million with respect to DHL's debt obligations under certain circumstances. In April of 2006, pursuant to the plan of dissolution, DHL sold its land and buildings. Proceeds from this sale were sufficient to repay the entire bank loan. As a result, we were relieved of our $1.3 million guarantee in support of DHL's bank facility and we reversed the $0.2 million liability established in 2005 related to the guarantee. The dissolution was completed in the fourth quarter of 2006 resulting in our receipt of a $0.1 million cash distribution. The DHL joint venture was part of our Composites business unit.

Summarized condensed combined balance sheets of our joint venture ownership interests as of December 31, 2006 and 2005, and summarized condensed combined statements of operations for periods of our ownership during the three years ended December 31, 2006, are as follows:

Summarized Condensed Combined Balance Sheets	**2006**	**2005**
(In millions)		
Current assets	**$ 25.2**	$ 32.0
Non-current assets	**52.9**	63.5
Total assets	**$ 78.1**	$ 95.5
Current liabilities	**$ 26.5**	$ 31.5
Non-current liabilities	**22.0**	28.7
Total liabilities	**48.5**	60.2
Partners' equity	**29.6**	35.3
Total liabilities and partners' equity	**$ 78.1**	$ 95.5

Summarized Condensed Combined Statements of Operations (a)	**2006**	**2005**	**2004**
(In millions)			
Net sales	**$95.1**	$ 91.6	$ 67.9
Cost of sales	**75.6**	72.4	51.9
Gross profit	**19.5**	19.2	16.0
Other costs and expenses	**8.2**	16.5	15.1
Net income	**$11.3**	$ 2.7	$ 0.9

(a) Includes financial data for any periods where we held an equity interest in TechFab and DIC.

Note 9 - Notes Payable

(In millions)	December 31, 2006	December 31, 2005
Senior secured credit facility - revolver due 2010	**$ —**	$ 5.0
Senior secured credit facility - term B loan due 2012	**183.6**	185.0
European credit and overdraft facilities	**0.3**	1.3
6.75% senior subordinated notes due 2015	**225.0**	225.0
Total notes payable	**408.9**	416.3
Capital lease obligations	**3.4**	3.5
Total notes payable and capital lease obligations	**$412.3**	$419.8
Notes payable and current maturities of long-term liabilities	**$ 2.5**	$ 3.0
Long-term notes payable and capital lease obligations, less current maturities	**409.8**	416.8
Total notes payable and capital lease obligations	**$412.3**	$419.8

During the first quarter of 2005, we refinanced substantially all of our long-term debt. In connection with the refinancing, we entered into a $350.0 million senior secured credit facility (the "Senior Secured Credit Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. The term loan under the Senior Secured Credit Facility is scheduled to mature on March 1, 2012 and the revolving loan under the Senior Secured Credit Facility is scheduled to expire on March 1, 2010. In addition, we issued $225.0 million principal amount of 6.75% senior subordinated notes, due 2015.

Senior Secured Credit Facility

We are required to make quarterly principal payments under the term loan portion of the Senior Secured Credit Facility $0.5 million on March 1, June 1, September 1, and December 1 of each year commencing June 1, 2006 and continuing through and including March 1, 2011. Commencing on June 1, 2011 and thereafter on September 1, 2011, December 1, 2011, and March 1, 2012, our quarterly scheduled principal payment increases to $43.9 million.

Term loan borrowings under the Senior Secured Credit Facility bear interest at a floating rate based on the agent's defined "prime rate" plus a margin that can vary from 0.50% to 0.75% or LIBOR plus a margin that can vary from 1.50% to 1.75%, while revolving loan borrowings under the Senior Secured Credit Facility bear interest at a floating rate based on either the agent's defined "prime rate" plus a margin that can vary from 0.25% to 1.00%, or LIBOR plus a margin that can vary from 1.25% to 2.00%. The margin in effect for a borrowing at any given time depends on our consolidated leverage ratio. The weighted average interest rate for the actual borrowings on the Senior Secured Credit Facility was 6.9% and 5.3% for the years ended December 31, 2006 and 2005, respectively. In accordance with the terms of the Senior Secured Credit Facility, initial borrowings were required to be made under the "prime rate" option, which resulted in interest borrowings at rates greater than those which would have been incurred using the LIBOR option. Borrowings made and outstanding under the LIBOR option during 2006 and 2005 were made at interest rates ranging from 6.25% to 7.25% and 4.625% to 6.125%, respectively.

In May 2005, we entered into interest rate swap agreements, which effectively converted $50.0 million of the variable interest rate term loan of the Senior Secured Credit Facility into fixed rate debt. As a result of these interest rate swap agreements, we will pay interest of 3.98% and 4.01% plus the margin in effect on term loan borrowings of $30.0 million and $20.0 million, respectively.

The Senior Secured Credit Facility was entered into by and among Hexcel Corporation and certain lenders. In connection with the Senior Secured Credit Facility, two of our U.S. subsidiaries, Clark-Schwebel Holding Corp. and Hexcel Reinforcements Corp. (the "Guarantors"), entered into a Subsidiary Guaranty under which they guaranteed the obligations of Hexcel Corporation under the Senior Secured Credit Facility. In addition, Hexcel Corporation and the Guarantors entered into a Security Agreement in which Hexcel Corporation and the Guarantors pledged certain assets as security for the Senior Secured Credit Facility. The assets pledged include, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and the Guarantors, and 65% of the share capital of Hexcel's Danish subsidiary and first-tier U.K. subsidiary.

We are required to maintain a minimum interest coverage ratio (based on the ratio of EBITDA, as defined in the credit agreement, to interest expense) and may not exceed a maximum leverage ratio (based on the ratio of total debt to EBITDA) throughout the term of the Senior Secured Credit Facility. The Senior Secured Credit Facility also contains limitations on, among other things, incurring debt, granting liens, making investments, making restricted payments (including dividends), making capital expenditures, entering into transactions with affiliates and prepaying subordinated debt. In addition, the Senior Secured Credit Facility contains other terms and conditions such as customary representations and warranties, additional covenants and customary events of default. In December 2006, our lenders agreed to amend the credit agreement to permit the planned divestitures of portions of the Reinforcements business segment and to increase the maximum allowable capital expenditures in the calendar years of 2006 and 2007 to $135.0 million and $150.0 million, respectively. In addition as a result of the amendment, our minimum interest coverage ratio was increased from 3.75 to 4.00, and our maximum leverage ratio was decreased from 3.50 to 3.25.

The Senior Secured Credit Facility permits us to issue letters of credit up to an aggregate amount of $40.0 million. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan. As of December 31, 2006, we had issued letters of credit totaling $4.3 million. As of December 31, 2005, we had issued letters of credit totaling $3.8 million.

6.75% Senior Subordinated Notes, due 2015

On February 1, 2005, we issued 6.75% senior subordinated notes due 2015 through a private placement under Rule 144A. At the time of the issuance, pursuant to a registration rights agreement, we agreed to offer to all noteholders the opportunity to exchange their senior subordinated notes for new notes that are substantially identical to the senior subordinated notes except that the new notes would be registered with the Securities and Exchange Commission ("SEC") and would not have any restrictions on transfer. The exchange offer was completed on June 15, 2005, with all noteholders electing to exchange their notes for new notes registered with the SEC. On June 16, 2005, we issued the new notes in exchange for the original notes.

The senior subordinated notes are unsecured senior subordinated obligations of Hexcel Corporation. Interest accrues at the rate of 6.75% per annum and is payable semi-annually in arrears on February 1 and August 1, beginning on August 1, 2005. The senior subordinated notes mature on February 1, 2015. We may not redeem the senior subordinated notes prior to February 1, 2010, except that we may use the net proceeds from one or more equity offerings at any time prior to February 1, 2008 to redeem up to 35% of the aggregate principal amount of the notes at 106.75% of the principal amount, plus accrued and unpaid interest. We will have the option to redeem all or a portion of the senior subordinated notes at any time during the one-year period beginning February 1, 2010 at 103.375% of principal plus accrued and unpaid interest. This percentage decreases to 102.25% for the one-year period beginning February 1, 2011, to 101.125% for the one-year period beginning February 1, 2012 and to 100.0% any time on or after February 1, 2013. In the event of a "change of control" (as defined in the indenture), we are generally required to make an offer to all noteholders to purchase all outstanding senior subordinated notes at 101% of the principal amount plus accrued and unpaid interest.

The indenture contains various customary covenants including, but not limited to, restrictions on incurring debt, making restricted payments (including dividends), the use of proceeds from certain asset dispositions, entering into transactions with affiliates, and merging or selling all or substantially all of our assets. The indenture also contains many other customary terms and conditions, including customary events of default, some of which are subject to grace and notice periods.

An affiliate of the Goldman Sachs Investors, a related party, performed underwriting services in connection with our private placement offering of the senior subordinated notes, and received $2.4 million for such services (see Note 11).

European Credit and Overdraft Facilities

In addition to the Senior Secured Credit Facility, certain of our European subsidiaries have access to limited credit and overdraft facilities provided by various local banks. These credit and overdraft facilities are primarily uncommitted facilities that are terminable at the discretion of the lenders. The aggregate maturities of the European credit and overdraft facilities are classified as current, as they are repayable on demand.

French Factoring Facility

In 2003, we entered into an accounts receivable factoring facility with a third-party to provide an additional 20.0 million Euros in borrowing capacity. We terminated this facility effective March 31, 2006.

Aggregate Maturities of Notes Payable

The table below reflects aggregate scheduled maturities of notes payable, excluding capital lease obligations, as of December 31, 2006 (see Note 10):

Payable during the years ending December 31:	
(In millions)	
2007	$ 2.2
2008	1.9
2009	1.9
2010	1.9
2011	132.2
Thereafter	268.8
Total notes payable	$ 408.9

The aggregate maturities of notes payable in 2007 include European credit and overdraft facilities of $0.3 million, which are repayable on demand.

Estimated Fair Values of Notes Payable

The Senior Secured Credit Facility and the various European credit facilities outstanding as of December 31, 2006 and 2005 are variable-rate debt obligations. Accordingly, the estimated fair values of each of these debt obligations approximate their respective book values. The approximate, aggregate fair value of our notes payable as of December 31, 2006 and 2005 were as follows:

	2006	**2005**
(In millions)		
6.75% senior subordinated notes, due 2015	$221.6	$218.3

The aggregate fair values of the above notes payable were estimated on the basis of quoted market prices; however, trading in these securities is limited and may not reflect actual fair value.

Note 10 - Leasing Arrangements

We account for our leases following the guidance in Statement of Financial Accounting Standards No. 13, *"Accounting for Leases."* We have entered into several capital leases for buildings and warehouses with expirations through 2012, with an obligation of $3.4 million as of December 31, 2006. The related assets, accumulated depreciation, and related liability balances under capital leasing arrangements, as of December 31, 2006 and 2005, were:

	2006	2005
(In millions)		
Property, plant and equipment	**$ 5.6**	$ 5.2
Less accumulated depreciation	**(2.7)**	(2.4)
Net property, plant and equipment	**$ 2.9**	$ 2.8
Capital lease obligations	**$ 3.4**	$ 3.5
Less current maturities	**(0.3)**	(0.3)
Long-term capital lease obligations, net	**$ 3.1**	$ 3.2

In addition to the capital leases above, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases. Rental expense under operating leases was $6.9 million in both 2006 and 2005 and $7.3 million in 2004.

Scheduled future minimum lease payments as of December 31, 2006 were:

Payable during the years ending December 31:	Type of Lease	
	Capital	Operating
(In millions)		
2007	$ 0.6	$ 5.6
2008	0.6	4.3
2009	0.5	3.2
2010	0.3	2.6
2011	0.3	2.5
Thereafter	2.5	6.9
Total minimum lease payments	$ 4.8	$ 25.1
Less amounts representing interest	1.4	
Present value of future minimum capital lease payments	3.4	
Less current obligations under capital leases	0.3	
Long-term obligations under capital leases	$ 3.1	

Note 11 - Related Parties

On December 19, 2000, investment funds controlled by The Goldman Sachs Group, Inc. (the "Goldman Sachs Investors") completed a purchase of approximately 14.5 million of the approximately 18 million shares of Hexcel common stock owned by Ciba Specialty Chemicals Holding, Inc. and certain of its affiliates. At such time, the shares acquired by the Goldman Sachs Investors represented approximately 39% of our outstanding common stock. In addition, Hexcel and the Goldman Sachs Investors entered into a governance agreement that became effective on December 19, 2000. Under this governance agreement, the Goldman Sachs Investors had the right to, among other things, designate up to three directors to sit on our board of directors.

On March 19, 2003, we issued 47,125 shares of series A mandatorily redeemable convertible preferred stock and 47,125 shares of series B mandatorily redeemable convertible preferred stock to the Goldman Sachs Investors for a cash payment of approximately $47.1 million. This issuance of mandatorily redeemable convertible preferred stock enabled the Goldman Sachs Investors to maintain their current percentage ownership interest in our voting securities, consistent with their rights under the governance agreement entered into with us in 2000. On December 20, 2004, the Goldman Sachs Investors sold 11,100,086 shares of Hexcel common stock in a public offering. On August 9, 2005, the Goldman Sachs Investors converted 4,801 shares of series A mandatorily redeemable convertible preferred stock, and all 47,125 shares of their series B mandatorily redeemable convertible preferred stock, into an aggregate of 4,673,162 shares of Hexcel common stock, and sold 8,098,002 shares of common stock (including the 4,673,162 shares of common stock received upon conversion of the series A and series B mandatorily redeemable convertible preferred stock) in a public offering. On December 29, 2005, the Goldman Sachs Investors converted all of their remaining 42,324 shares of series A mandatorily redeemable convertible preferred stock into 14,107,999 shares of common stock. On March 15, 2006, the Goldman Sachs Investors sold 12,825,521 shares of Hexcel common stock in a public offering, and on March 21, 2006, the Goldman Sachs Investors sold an additional 1,047,186 shares of Hexcel common stock in a public offering. Upon consummation of the March 21, 2006 sale, the Goldman Sachs Investors held 235,366 shares of Hexcel common stock, representing less than 1% of our outstanding common stock.

On March 19, 2003, we issued 77,875 shares of series A mandatorily redeemable convertible preferred stock and 77,875 shares of series B mandatorily redeemable convertible preferred stock to affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC (the "Berkshire/Greenbriar Investors") for a cash payment of approximately $77.9 million. On December 20, 2004, the Berkshire/Greenbriar Investors converted 14,466 shares of series A mandatorily redeemable convertible preferred stock, and all 77,875 shares of their series B mandatorily redeemable convertible preferred stock, into an aggregate of 9,899,914 shares of Hexcel common stock, and sold all such shares of common stock in a public offering. On December 23, 2004, the Berkshire/Greenbriar Investors converted an additional 9,450 shares of series A mandatorily redeemable convertible preferred stock into 3,149,998 shares of Hexcel common stock, and sold all such shares of common stock in a public offering. On August 9, 2005, the Berkshire/Greenbriar Investors converted 19,206 shares of series A mandatorily redeemable convertible preferred stock into an aggregate of 6,401,998 shares of Hexcel common stock, and sold all such shares of common stock in a public offering. On August 17, 2005, the Berkshire/Greenbriar Investors converted an additional 6,348 shares of series A mandatorily redeemable convertible preferred stock into 2,115,998 shares of Hexcel common stock, and sold 2,115,765 of such shares of common stock in a public offering. On December 29, 2005, the Berkshire/Greenbriar Investors converted all of their remaining 28,405 shares of series A mandatorily redeemable convertible preferred stock into 9,468,331 shares of common stock. On March 15, 2006, the Berkshire/Greenbriar Investors sold 8,607,785 shares of Hexcel common stock in a public offering, and on March 21, 2006, the Berkshire/Greenbriar Investors sold an additional 702,814 shares of Hexcel common stock in a public offering. Upon consummation of the March 21, 2006 sale, the Berkshire/Greenbriar Investors held 157,965 shares of Hexcel common stock, representing less than 1% of our outstanding common stock.

In conjunction with the original investment by the Berkshire/Greenbriar Investors in March 2003, Hexcel and the Berkshire/Greenbriar Investors entered into a stockholders agreement, which gave the Berkshire/Greenbriar Investors the right to nominate up to two directors (of a total of ten) to our board of directors and certain other rights. Under an amended governance agreement, the Goldman Sachs Investors had the right to nominate up to three directors.

Based on the levels of Hexcel stock ownership prior to the March 15, 2006 public offering, the Goldman Sachs Investors had the right to nominate two, and the Berkshire/Greenbriar Investors had the right to nominate one, director to our board. Both the stockholders agreement and the amended governance agreement also required that the approval of at least six directors, including at least two directors not nominated by the Berkshire/Greenbriar Investors or the Goldman Sachs Investors, be obtained for board actions generally. Upon the consummation of the March 15, 2006 public offering, each of the governance agreement with the Goldman Sachs Investors and the stock purchase agreement with the Berkshire/Greenbriar investors terminated in accordance with their terms, and the directors designated by the Berkshire/Greenbriar Investors and the Goldman Sachs Investors resigned from Hexcel's board of directors.

In December 2004, an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the public sale by the Goldman Sachs Investors and the Berkshire/Greenbriar Investors of an aggregate of 24,149,998 shares of Hexcel common stock and received $5.4 million for such services. On February 1, 2005, an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the private offering (under Rule 144A) of our 6.75% Senior Subordinated Notes due 2015 and received $2.4 million for such services (see Note 9). In August 2005, an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the public sale by the Goldman Sachs Investors and the Berkshire/Greenbriar Investors of an aggregate of 16,615,765 shares of Hexcel common stock and received $5.0 million for such services. In February 2006, an affiliate of the Goldman Sachs Investors performed underwriting services in connection with our private offering (under Rule 144A) of the 6.75% Senior Subordinated Notes due 2015 and received $2.4 million for such services. In March 2006, an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the public sale by the Goldman Sachs Investors and the Berkshire/Greenbriar Investors of an aggregate of 23,183,306 shares of Hexcel common stock and received $6.3 million for such services.

Note 12 – Retirement and Other Postretirement Benefit Plans

We maintain qualified and nonqualified defined benefit retirement plans covering certain current and former U.S. and European employees, as well as retirement savings plans covering eligible U.S. employees. The defined benefit retirement plans are generally based on years of service and employee compensation under either a career average or final pay benefits method, except as described below. We also participate in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. We also make profit sharing contributions when we meet or exceed certain performance targets, which are set annually.

Under the retirement savings plans, eligible U.S. employees can contribute up to 20% of their annual compensation to an individual 401(k) retirement savings account. We make matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation each year.

Effective December 31, 2000, we made certain changes to our U.S. retirement benefit plans that were intended to improve the flexibility and visibility of future retirement benefits for employees. These changes included an increase in the amount that we contributed to individual 401(k) retirement savings accounts and an offsetting curtailment of our U.S. qualified defined benefit retirement plan ("U. S. Qualified Plan"). Beginning January 1, 2001, we started to contribute an additional 2% to 3% of each eligible employee's salary to an individual 401(k) retirement savings account, depending on the employee's age. This increases the maximum contribution to individual employee savings accounts to between 5% and 6% per year, before any profit sharing contributions. Offsetting the estimated incremental cost of this additional benefit, participants in our U.S. Qualified Plan no longer accrued benefits under this plan after December 31, 2000, and no new employees will become participants. However, employees retained all benefits earned under this plan as of that date. In December 2006, our Board of Directors voted to terminate the U.S. Qualified Plan as of April 1, 2007, subject to appropriate regulatory approval. The U.S. Qualified Plan had been slowly self-liquidating as a result of its curtailed status and our decision to fund lump-sum payouts to employees who were participants in this plan and either retired or left Hexcel. Our improved financial condition strongly influenced our decision and that of our Board of Directors to terminate the plan by providing the opportunity for either lump-sum or annuity payments to all participants in the plan in accordance with the terms of the plan and all appropriate government regulations. Final termination of the U.S. Qualified Plan is expected to occur in either the fourth quarter of 2007, or early 2008.

U.S. Defined Benefit Retirement Plans

Historically, we have developed an asset allocation policy for the U.S. Qualified Plan with consideration of the following long-term investment objectives: achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return with an expected total portfolio return of 7.5%, and minimizing the impact of market fluctuations on the fair value of the plan assets. In connection with our decision to terminate the U.S. Qualified Plan, we also made the decision to liquidate all our equity investments in the plan. As such, as of December 31, 2006, our cash balances in this plan exceed the plan's targeted range. Such cash balances will be invested in high quality government securities with maturities of one year or less as the termination process continues. In addition, the U.S. Qualified Plan's managed fixed income portfolio will be liquidated during 2007.

The following summarizes the U.S. Qualified Plan's actual and targeted asset allocations as of December 31, 2006 and 2005:

	Actual		
	2006	**2005**	**Policy Range**
Asset Class:			
Equities	**0%**	61%	45% - 65%
Fixed Income	**39%**	39%	30% - 50%
Cash	**61%**	0%	2% - 10%

Changes made to the actual asset allocations outside of targeted policy ranges as a result of the decision to terminate the U.S. Qualified Plan were approved by our Board of Directors. In 2006, we made an additional cash contribution of $1.9 million to the plan to fund lump-sum payments.

In addition to the broad asset allocations described above, the following investment policies apply to individual asset classes: equity investments can include common and preferred securities, American Depository Receipts, as well as mutual funds in such securities. The portfolios are required to be diversified among industries and economic sectors. No more than 10% of the plan's assets may be in illiquid securities. To enhance diversification and liquidity, equity investments have historically been directed into mutual funds. Short sales, margin purchases and similar speculative transactions are prohibited. Fixed income investments are oriented toward risk adverse, investment grade securities. The short-term portion of the portfolio will be invested in high-grade commercial paper (rated A-1 and P-1), treasury bills, and short-term repurchase agreements (collateralized by U.S. Treasury or Agency issue or commercial paper), approved bankers' acceptances and approved domestic certificates of deposit of banks. Longer-term fixed income purchases will be limited to issues rated at or above BBB- by Standard & Poor's and Baa3 by Moody's, while the entire portfolio must have a minimum overall rating of AA by both rating agencies. The portfolio should compare favorably to the Lehman Bros. Aggregate Index over a 5-year period.

We use long-term historical actual return experience, future expectations of long-term investment returns for each asset class, and asset allocations to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of our U.S. Qualified Plan. As a result of an annual review of historical returns, market trends, and our recent asset allocation reflecting the decision to terminate the plan, we have reduced our expected long-term rate of return for the 2007 plan year to 5%. We expect that during the termination process, the majority of the plan's assets will be invested in high quality government securities with maturities of one year or less.

Our funding policy for the U.S. Qualified Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws, plus such additional amounts that may be considered appropriate. We expect to contribute at the minimum funding amount required in 2007, fund lump-sum payments and possibly fund the entire plan obligation by year-end, if the plan's termination is approved by the appropriate regulatory authorities. If such approval is obtained, we estimate that the final cash settlement contribution will be in the range of $11.5 million to $13.5 million. Absent final plan termination in 2007, we plan to contribute approximately $1.9 million to the U.S. Qualified Plan to fund expected lump-sum payments during the year.

Our funding policy for the nonqualified defined benefit retirement plans covering certain current and former U.S. employees and directors is generally to pay benefits as they are incurred. Under the provisions of these plans, we expect to contribute approximately $0.3 million in 2007 to cover unfunded benefits.

U.S. Postretirement Plans

In addition to defined benefit and retirement savings plan benefits, we also provide certain postretirement health care and life insurance benefits to eligible U.S. retirees. Depending upon the plan, benefits are available to eligible employees who retire on or after age 58 or 65 after rendering a minimum of 15 or 25 years, respectively, of service to Hexcel. Our funding policy for the U.S. Postretirement Plans is generally to pay covered expenses as they are incurred. Under the provisions of these plans, we expect to contribute approximately $1.0 million in 2007 to cover unfunded benefits.

European Defined Benefit Retirement Plans

We maintain defined benefit retirement plans in the United Kingdom, Belgium, and Austria covering certain employees of our subsidiaries in those countries. The defined benefit plan in the United Kingdom (the "U.K. Plan") is the largest of the European plans. As of December 31, 2006, 85% of the total assets in the U.K. Plan was invested in equities. Equity investments are made with the objective of achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return and minimizing the impact of market fluctuations on the fair value of the plan assets. We use long-term historical actual return experience to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of our U.K. Plan. As a result of an annual review of historical returns and market trends, the expected long-term weighted average rate of return for the U.K. Plan for the 2007 plan year will be 7.1%. We plan to contribute approximately $2.6 million to the U.K. Plan during the 2007 plan year. Our Belgian and Austrian defined benefit plans are not significant.

Net Periodic Pension Expense

Net periodic expense for our U.S. and European qualified and nonqualified defined benefit pension plans and our U.S. retirement savings plans for the three years ended December 31, 2006, was:

	2006	2005	2004
(In millions)			
Defined benefit retirement plans	**$ 8.5**	$ 7.6	$ 7.5
Union sponsored multi-employer pension plan	**0.6**	0.5	0.3
Retirement savings plans-matching contributions	**6.1**	5.7	5.6
Retirement savings plans and profit sharing contributions	**8.5**	10.1	10.1
Net periodic expense	**$ 23.7**	$ 23.9	$ 23.5

Defined Benefit Retirement and Postretirement Plans

Net periodic cost of our defined benefit retirement and postretirement plans for the three years ended December 31, 2006, were:

		U.S. Plans			European Plans	
Defined Benefit Retirement Plans	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
(In millions)						
Service cost	**$ 1.4**	$ 1.1	$ 0.9	**$ 3.5**	$ 2.8	$ 2.9
Interest cost	**2.0**	1.9	1.8	**5.8**	5.3	4.8
Expected return on plan assets	**(1.1)**	(1.1)	(1.1)	**(6.2)**	(5.4)	(4.8)
Net amortization and deferral	**1.3**	1.2	1.0	**1.0**	1.1	1.2
Sub-total	**3.6**	3.1	2.6	**4.1**	3.8	4.1
Curtailment and settlement loss	**0.8**	0.7	0.8	**—**	—	
Net periodic pension cost	**$ 4.4**	$ 3.8	$ 3.4	**$ 4.4**	$ 3.8	$ 4.1

Postretirement Plans	**2006**	**2005**	**2004**
Service cost	**$ 0.1**	$ 0.2	$ 0.3
Interest cost	**0.7**	0.9	1.0
Net amortization and deferral	**(0.3)**	(0.2)	—
Curtailment and settlement gain	**(0.6)**	—	(0.2)
Net periodic postretirement benefit cost	**$ (0.1)**	$ 0.9	$ 1.1

The benefit obligation, fair value of plan assets, funded status, and amounts recognized in the consolidated financial statements for our defined benefit retirement plans and postretirement plans, as of and for the years ended December 31, 2006 and 2005, were:

	Defined Benefit Retirement Plans					
	U.S. Plans		European Plans		Postretirement Plans	
	2006	2005	2006	2005	2006	2005
(In millions)						
Change in benefit obligation:						
Benefit obligation - beginning of year	**$ 36.3**	$ 33.7	**$ 106.1**	$ 103.2	**$ 16.2**	$ 16.7
Service cost	**1.4**	1.1	**3.5**	2.8	**0.1**	0.2
Interest cost	**2.0**	1.9	**5.8**	5.3	**0.8**	0.9
Administrative expenses	**—**	—	**0.2**	0.3	**—**	—
Plan participants' contributions	**—**	—	**1.4**	1.3	**0.6**	0.5
Actuarial loss (gain)	**2.3**	1.4	**2.7**	8.9	**(2.3)**	(0.1)
Benefits and expenses paid	**(0.7)**	(0.5)	**(2.1)**	(2.3)	**(1.6)**	(2.0)
Curtailment and settlement gain	**(1.9)**	(1.3)	**—**	—	**(0.1)**	—
Currency translation adjustments	**—**	—	**14.8**	(13.4)	**—**	—
Benefit obligation - end of year	**$ 39.4**	$ 36.3	**$ 132.4**	$ 106.1	**$ 13.7**	$ 16.2
Change in plan assets:						
Fair value of plan assets - beginning of year	**$ 15.1**	$ 14.4	**$ 81.5**	$ 72.6	**$ —**	$ —
Actual return on plan assets	**1.4**	0.8	**10.0**	15.8	**—**	—
Employer contributions	**2.6**	2.0	**2.6**	2.5	**1.0**	1.5
Plan participants' contributions	**—**	—	**1.4**	1.3	**0.6**	0.5
Benefits and expenses paid	**(0.7)**	(0.5)	**(2.1)**	(2.3)	**(1.6)**	(2.0)
Currency translation adjustments	**—**	—	**11.6**	(8.4)	**—**	—
Settlements	**(1.9)**	(1.6)	**—**	—	**—**	—
Fair value of plan assets - end of year	**$ 16.5**	$ 15.1	**$ 105.0**	$ 81.5	**$ —**	$ —
Reconciliation of funded status to net amount recognized:						
Unfunded status	**$ (22.9)**	$ (21.2)	**$ (27.4)**	$ (24.6)	**$ (13.7)**	$ (16.2)
Unrecognized actuarial loss	**1.2**	12.8	**28.1**	27.0	**(2.5)**	4.3
Unamortized prior service cost (benefit)	**12.9**	1.5	**—**	—	**1.5**	(3.7)
Net amount recognized	**$ (8.8)**	$ (6.9)	**$ 0.7**	$ 2.4	**$ (14.7)**	$ (15.6)
Amounts recognized in Consolidated Balance Sheets:						
Accrued benefit costs	**$ —**	$ —	**$ —**	$ 4.6	**$ —**	$ —
Intangible asset	**—**	1.5	**—**	—	**—**	—
Accrued benefit liability	**(22.9)**	(19.7)	**(27.4)**	(2.2)	**(13.7)**	(15.6)
Accumulated other comprehensive loss (income) (before tax for European Plans)	**14.1**	11.3	**28.1**	—	**(1.0)**	—
Net amount recognized	**$ (8.8)**	$ (6.9)	**$ 0.7**	$ 2.4	**$ (14.7)**	$ (15.6)

The measurement date used to determine the benefit obligations and plan assets of the defined benefit retirement and postretirement plans was December 31, 2006, with the exception of the U.K. Plan which had a measurement date of September 30, 2006.

The total accumulated benefit obligation ("ABO") for the U.S. defined benefit retirement plans was $38.3 million and $34.8 million as of December 31, 2006 and 2005, respectively. The U.S. Qualified Plan's ABO exceeded plan assets by $11.2 million and $9.2 million as of December 31, 2006 and 2005, respectively. All other U.S. plans were unfunded. The U.K. Plan's ABO exceeded plan assets as of December 31, 2006 by $1.9 million. This plan's ABO was $102.0 million and $71.4 million as of December 31, 2006 and 2005, respectively.

As of December 31, 2006, we adopted FAS 158. FAS 158 requires us to recognize the funded status of our benefit plans (measured as the difference between plan assets at fair value and the projected benefit obligation) in our consolidated balance sheet. Upon adoption of FAS 158, as of December 31, 2006, we increased our pension liabilities and charged "accumulated other comprehensive loss" by $17.0 million. Refer to the recently issued accounting standards in Note 1 for further detail on the adoption impact of FAS 158. In addition, we recognized as a component of "other comprehensive loss", the gains or losses and prior service costs and credits that have not been recognized as components of net periodic costs pursuant to FAS 87, Amortization of loss and other prior service costs is calculated on a straight-line basis over the expected future years of service of the plans' active participants.

As of December 31, 2006 and 2005, the accrued benefit costs for the U.S. defined benefit retirement plans and postretirement benefit plans were included in "accrued compensation and benefits" and "other non-current liabilities," respectively, in the accompanying consolidated balance sheets.

The assumed discount rate for pension plans reflects the market rates for high-quality fixed income debt instruments currently available. In 2006, we utilized the U.K. iBoxx AA Rated Corporate Bond Yield Index for the U.K. Pension Plan. In 2006, as a result of our decision to terminate the U.S. Qualified plan, we used the settlement rate specified to pay lump-sums in the plan to set our discount rate for the U.S. Qualified Plan, while in 2005 we utilized the Mercer Yield Curve as a benchmark to set our discount rate for this plan. For 2006 and 2005, we also used the Mercer Yield Curve to set our discount rate for the U.S. non-qualified plans. Prior to 2005, we set our discount rate for all U.S. plans based on a Moody Aa benchmark. We believe that the timing and amount of cash flows related to these instruments is expected to match the estimated defined benefit payment streams of our plans.

Salary increase assumptions are based on historical experience and anticipated future management actions. For the postretirement health care and life insurance benefit plans, we review external data and our historical trends for health care costs to determine the health care cost trend rates. Retirement and mortality rates are based primarily on actual plan experience. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

Assumptions used to estimate the actuarial present value of benefit obligations at December 31, 2006, 2005, 2004, and 2003 are shown in the following table. These year-end values are the basis for determining net periodic costs for the following year.

	2006	**2005**	**2004**	**2003**
U.S. defined benefit retirement plans:				
Discount rates	**4.75% – 5.75%**	5.5%	5.75%	6.0%
Rate of increase in compensation	**4.5%**	4.5%	4.5%	4.5%
Expected long-term rate of return on plan assets	**5.0%**	7.5%	7.5%	7.5%
European defined benefit retirement plans:				
Discount rates	**4.5% – 5.75%**	5.3% – 5.75%	5.3% – 5.5%	5.3% – 5.5%
Rates of increase in compensation	**0.0% – 4.0%**	0.0% – 4.0%	0.0% – 4.0%	2.3% – 4.0%
Expected long-term rates of return on plan assets	**4.5% – 7.5%**	5.0% – 8.0%	5.0% – 8.0%	5.0% – 8.0%
Postretirement benefit plans:				
Discount rates	**5.75%**	5.5%	5.75%	6.0%
Rates of increase in compensation	**4.5%**	4.0% – 4.5%	4.0% – 4.5%	4.0% – 4.5%

The annual rate of increase in the per capita cost of covered health care benefits is assumed to be 9.0% for medical and 5.0% for dental and vision for 2007. The medical rates are assumed to gradually decline to 5.0% by 2013, whereas dental and vision rates are assumed to remain constant at 5.0%.

The following table presents the impact that a one-percentage-point increase and a one-percentage-point decrease in the expected long-term rate of return and discount rate would have on the 2007 pension expense, and the impact on our retirement obligation as of December 31, 2006 for a one-percentage-point change in the discount rate:

	U.S. Qualified Pension Plan	U.K. Retirement Plan
(In millions)		
Periodic pension expense		
One-percentage-point increase:		
Expected long-term rate of return	$ (0.2)	$ (2.9)
Discount rate	$ (0.2)	$ (1.8)
One-percentage-point decrease:		
Expected long-term rate of return	$ 0.2	$ 4.6
Discount rate	$ 0.1	$ 6.3
Retirement obligation		
One-percentage-point increase in discount rate	$ (2.6)	$ (23.5)
One-percentage-point decrease in discount rate	$ 3.0	$ 31.4

In addition, upon final settlements of the U.S. Qualified Plan which is expected to occur in either the fourth quarter of 2007, or early 2008, we estimate that we will recognize additional pension expense in the range of $11.5 million to $13.5 million, respectively.

The following table presents the impact that a one-percentage-point increase and a one-percentage-point decrease in the assumed health care cost trend would have on the total of service and interest cost components, and on the postretirement benefit obligation:

	2006	2005
(In millions)		
One-percentage-point increase:		
Effect on total service and interest cost components	**$ —**	$ 0.1
Effect on postretirement benefit obligation	**$ 0.5**	$ 1.0
One-percentage-point decrease:		
Effect on total service and interest cost components	**$ —**	$ (0.1)
Effect on postretirement benefit obligation	**$ (0.4)**	$ (0.9)

Retirement and Other Postretirement Plans - France

The employees of our French subsidiaries are entitled to receive a lump-sum payment upon retirement subject to certain service conditions under the provisions of the national chemicals and textile workers collective bargaining agreements. In addition, our French subsidiaries have recorded a long-term pension obligation to provide stated benefits to three participating employees upon retirement. The calculations for these obligations are performed annually by an independent actuary. At December 31, 2006 and 2005, liabilities for these obligations totaled $4.7 million and $3.5 million, respectively.

As of December 31, 2006 and 2005, aggregate projected benefit obligations totaled $4.9 million and $4.0 million, respectively. The fair value of the assets associated with these obligations was $0.2 million and $0.1 million at December 31, 2006 and 2005, respectively. There was no minimum liability adjustment required for either year for these obligations. With the adoption of FAS 158, effective December 31, 2006, a charge to "AOCI" (accumulated other comprehensive loss) was required for $0.7 million before tax, or $0.5 million after tax. The impact on net periodic retirement costs in 2007 related to amortization of this AOCI impact is not material.

Discount rates used for 2006 ranged from 4.25% to 4.50% compared to a range of 4.0% to 4.15% for 2005. The projected salary increase for 2006 and 2005 ranged from 2.5% to 3.0%.

Note 13 - Income Taxes

Income before income taxes and the provision for income taxes, for the three years ended December 31, 2006, were as follows:

	2006	2005	2004
(In millions)			
Income before income taxes:			
U.S.	**$70.2**	$ 10.7	$21.5
International	**23.9**	16.4	14.7
Total income before income taxes	**$94.1**	$ 27.1	$36.2
Provision for income taxes:			
Current:			
U.S.	**$ 1.6**	$ 0.2	$ 0.8
International	**15.5**	9.1	10.6
Current provision for income taxes	**17.1**	9.3	11.4
Deferred:			
U.S.	**21.9**	(118.6)	0.6
International	**(4.9)**	0.2	(1.7)
Deferred provision (benefit) for income taxes	**17.0**	(118.4)	(1.1)
Total provision (benefit) for income taxes	**$34.1**	$(109.1)	$10.3

A reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate of 35% to the effective income tax rate, for the three years ended December 31, 2006, is as follows:

	2006	2005	2004
(In millions)			
Provision for taxes at U.S. federal statutory rate	**$32.9**	$ 9.5	$12.7
Foreign effective rate differential	**2.6**	4.0	4.2
Other permanent items	**0.9**	(3.4)	0.2
Valuation allowance	**(2.3)**	(119.2)	(6.8)
Total provision (benefit) for income taxes	**$34.1**	$(109.1)	$10.3

In 2004, we received dividends of $15.4 million from our foreign subsidiaries, which is taxable for U.S. income tax purposes. The taxable income resulting from the dividends was fully offset by net operating losses. The utilization of net operating losses resulted in a corresponding reduction in the valuation allowance.

As of December 31, 2006 and 2005, we have made no U.S. income tax provision for undistributed earnings of international subsidiaries. Such earnings are considered to be permanently reinvested. Estimating the tax liability that would result if these earnings were repatriated is not practicable at this time.

Deferred Income Taxes

Deferred income taxes result from net operating loss carryforwards and temporary differences between the recognition of items for income tax purposes and financial reporting purposes. Principal components of deferred income taxes as of December 31, 2006 and 2005 were:

	2006	2005
(In millions)		
Assets		
Net operating loss carryforwards	**$ 49.8**	$ 48.6
Unfunded pension liability	**8.6**	14.3
Accelerated amortization	**53.1**	64.4
Reserves and other	**51.8**	37.1
Subtotal	**163.3**	164.4
Valuation allowance	**(26.4)**	(16.4)
Total assets	**136.9**	148.0
Liabilities		
Accelerated depreciation	**(13.5)**	(14.3)
Other	**(1.4)**	(1.6)
Total liabilities	**(14.9)**	(15.9
Net deferred tax asset	**$122.0**	$132.1

Deferred tax assets and deferred tax liabilities as presented in the consolidated balance sheets as of December 31, 2006 and 2005 are as follows and are recorded in prepaid expenses and other current assets, deferred tax assets, and other non-current liabilities, respectively, in the consolidated balance sheets:

	2006	2005
(In millions)		
Current deferred tax assets, net	**$ 23.0**	$ 32.8
Long-term deferred tax assets, net	**101.5**	107.6
Long-term deferred tax liability, net	**(2.5)**	(8.3)
Net deferred tax assets	**$122.0**	$132.1

Included in the provision for income taxes for the year ended December 31, 2006, was the reversal of $4.5 million of the valuation allowance against our U.S. deferred tax assets related to capital losses. The reversal has been made in connection with the sale of our investment in TechFab, which resulted in a gain that is expected to utilize a capital loss. The provision for income taxes for the year ended December 31, 2006 also included a net credit adjustment of $0.3 million related to adjustments to our tax accounting for 2005. This adjustment consisted of an additional release of valuation allowance of $1.3 million to correct the prior release as of December 31, 2005, and a $1.0 million charge to reflect customary changes in estimates identified in preparing and filing of our 2005 U.S. and 2005 U.K. income tax returns. We concluded that these adjustments were not material to either the current period or to any prior periods.

On December 31, 2005, we recognized through our tax provision, a $119.2 million reversal representing the majority of the previously recorded U.S. deferred tax asset valuation allowance. In assessing the ability to realize our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized based on available positive and negative evidence. We considered historical book income, the scheduled reversal of deferred tax liabilities, and projected future book and taxable income in making this assessment. Based upon a detailed analysis of historical and expected book and taxable income, we determined that the realization of certain U.S. deferred tax assets for which a valuation allowance had been previously recorded is considered to be more likely than not for purposes of reversing the valuation allowance. In addition, as part of the reversal we increased the additional paid-in capital by $10.8 million for the tax benefit related to the conversion of restricted stock units and the exercise of stock options embedded in the net operating losses and tax affected the balances held in "accumulated other comprehensive loss".

The valuation allowance as of December 31, 2006 and 2005 related to certain deferred tax assets of our Belgian subsidiary, certain state temporary differences, state net operating loss carryforwards and capital loss carryforwards for which we have determined, based upon historical results and projected future book and taxable income levels, that a valuation allowance should continue to be maintained

In the fourth quarter of 2006, we identified errors in our accounting for certain deferred tax assets as of December 31, 2005. These errors have been corrected under the provisions of SAB 108. Specifically, the accounting for the deferred tax asset arising from the minimum pension obligation reflected in AOCI as of December 31, 2005 was overstated and resulted in an overstatement of the release of the valuation allowance against our U.S. net deferred tax assets as of that date. Additionally, we identified unrecorded deferred tax assets as of December 31, 2005 primarily related to general business and foreign tax credits, and capital loss carryforwards. The impact of these adjustments is a net increase in deferred tax assets of $10.3 million and an increase in the valuation allowance of $13.8 million.

See Note 1 for the tax impact associated with our SFAS 158 adjustments for the year ended December 31, 2006.

Net Operating Loss Carryforwards

As of December 31, 2006, we had net operating loss carryforwards for U.S. and foreign income tax purposes of approximately $109.8 million and $23.9 million, respectively. On March 19, 2003, we completed a refinancing of our capital structure, and as a result, we had an "ownership change" pursuant to IRC Section 382, which will limit our ability to utilize net operating losses against future U.S. taxable income to $5.3 million per annum. Our U.S. net operating losses expire beginning in 2019 and continue to expire through 2022. Our foreign net operating losses can be carried forward without limitation.

Note 14 - Capital Stock

Common Stock Outstanding

Common stock outstanding as of December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
(Number of shares in millions)			
Common stock:			
Balance, beginning of year	**94.1**	55.0	40.0
Conversion of mandatorily redeemable convertible preferred stock	—	36.8	13.0
Activity under stock plans	**1.4**	2.3	2.0
Balance, end of year	**95.5**	94.1	55.0
Treasury stock:			
Balance, beginning of year	**1.5**	1.4	1.3
Repurchased	**0.2**	0.1	0.1
Balance, end of year	**1.7**	1.5	1.4
Common stock outstanding	**93.8**	92.6	53.6

Mandatorily Redeemable Convertible Preferred Stock

On March 19, 2003, we received $119.8 million in cash, after expenses of $5.2 million, from the issuance of 125,000 shares of a series A mandatorily redeemable convertible preferred stock and 125,000 shares of a series B mandatorily redeemable convertible preferred stock. We issued 77,875 shares of each series to affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. Separately, we issued 47,125 shares of each series to investment funds controlled by affiliates of The Goldman Sachs Group, Inc., a related party. Upon issuance, the total number of our outstanding common shares, including potential shares issuable upon conversion of both of the new series of convertible preferred stocks, increased from approximately 38.6 million shares to approximately 88.4 million shares.

The issuance of the series A and series B mandatorily redeemable convertible preferred stock resulted in certain deductions being recognized in our consolidated statements of operations until the preferred stock was converted to Hexcel common stock. These deductions were reported under the caption "deemed preferred dividends and accretion" and represent a reduction of net income in arriving at net income available to common shareholders. Deemed preferred dividends and accretion were composed of four components: accrued dividends, discount, beneficial conversion feature, and deferred issuance costs. The accretion of these components was a non-cash expense at the time of recognition. The components were accrued over the life of the convertible preferred stock using the effective interest method.

We recognized deemed preferred dividends and accretion of $30.8 million and $25.4 million for the years ended December 31, 2005 and 2004, respectively. Included in deemed preferred dividends and accretion in 2005 and 2004 was $23.2 million and $12.9 million, respectively, related to the conversions of the mandatorily redeemable convertible preferred stock.

Secondary Offerings of Common Stock and Conversions of Mandatorily Redeemable Convertible Preferred Stock

In December 2004, certain of our stockholders completed a secondary offering of 24,149,998 shares of our common stock and in connection with such offering a portion of our mandatorily redeemable convertible preferred stock was converted into common stock. Common shares offered included 11,100,086 shares offered by affiliates of the Goldman Sachs Group, Inc., and 13,049,912 shares offered equally by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. The shares offered by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC were obtained upon the conversion of 23,916 shares of series A and 77,875 shares of series B mandatorily redeemable convertible preferred stock. We received no net proceeds from this offering.

In connection with the offering of common shares and the conversion of mandatorily redeemable convertible preferred stock, we recorded two significant charges in the fourth quarter of 2004. A non-cash charge of $12.9 million related to the conversion of a portion of the mandatorily redeemable convertible preferred stock was recorded. The charge represented the pro-rata portion of the unamortized beneficial conversion feature, issuance discount and deferred financing costs remaining from the original issuance of the securities. This charge was included in "deemed preferred dividends and accretion" in the consolidated statements of operations. In addition, we recorded transaction costs of $1.1 million related to the secondary offering. The $1.1 million of transaction costs were included in selling, general and administrative expenses in the consolidated statement of operations.

On August 9, 2005, certain of our stockholders completed a secondary offering of 14,500,000 shares of our common stock. Of the total common shares offered, 11,075,160 common shares were obtained upon the conversion of 24,007 shares of Series A and 47,125 shares of series B mandatorily redeemable convertible preferred stock. Common shares offered included 8,098,002 shares offered by affiliates of the Goldman Sachs Group, Inc., and 6,401,998 shares offered equally by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. An additional 2,115,998 common shares were sold when the underwriters exercised their over-allotment option on August 17, 2005. The additional shares were offered equally by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC and were obtained upon the conversion of 6,348 shares of series A mandatorily redeemable convertible preferred stock. We received no net proceeds from this offering. In connection with the offering, we recorded transaction costs of $1.0 million related to the secondary offering. The $1.0 million of transaction costs were included in selling, general and administrative expenses in the consolidated statement of operations.

On December 29, 2005, we announced the conversion of the remaining 70,729 shares of its outstanding Series A Convertible Preferred Stock into 23,576,330 shares of our common stock. As a result of the conversion, there are no longer any shares of any class of capital stock outstanding other than common stock.

In connection with the offering of common shares and the conversions of mandatorily redeemable convertible preferred stock in 2005, we recorded non-cash charges of $23.2 million. These charges represent the write-off of a pro-rata portion of the unamortized beneficial conversion feature, issuance discount and deferred financing costs remaining from the original issuance of the securities. These charges were included in "Deemed preferred dividends and accretion" in the consolidated statement of operations.

On March 15, 2006, certain of our stockholders completed a secondary offering of 21,433,306 shares of our common stock. Affiliates of the Goldman Sachs Group, Inc. sold 12,825,521 shares and affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC sold 8,607,785 shares. An additional 1,750,000 common shares were sold on March 21, 2006 as a result of the exercise by the underwriters of an over-allotment option, composed of 1,047,186 shares sold by affiliates the Goldman Sachs Group, Inc. and 702,814 shares sold by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. We did not receive any proceeds from this offering. We recorded transaction costs of $1.2 million related to this secondary offering.

Note 15 - Net Income Per Common Share

Computations of basic and diluted net income per common share for the years ended December 31, 2006, 2005 and 2004, are as follows:

(In millions, except per share data)	2006	2005	2004
Basic net income per common share:			
Net income from continuing operations	**$ 64.1**	$ 139.8	$ 27.0
Income from discontinued operations	**1.8**	1.5	1.8
Net income	**$ 65.9**	$ 141.3	$ 28.8
Deemed preferred dividends and accretion	—	(30.8)	(25.4)
Net income available to common shareholders	**$ 65.9**	$ 110.5	$ 3.4
Weighted average common shares outstanding	**93.4**	60.0	39.3
Net income from continuing operations per common share	**$ 0.69**	$ 1.81	$ 0.04
Income from discontinued operations per common share	**0.02**	0.03	0.05
Basic net income per common share	**$ 0.71**	$ 1.84	$ 0.09
Diluted net income per common share:			
Net income	**$ 65.9**	$ 141.3	$ 28.8
Deemed preferred dividends and accretion	—	(30.8)	(25.4)
Net income available to common shareholders	**$ 65.9**	$ 110.5	$ 3.4
Plus: Deemed preferred dividends and accretion	—	30.8	—
Net income available to common shareholders plus assumed conversions	**$ 65.9**	$ 141.3	$ 3.4
Weighted average common shares outstanding – Basic	**93.4**	60.0	39.3
Plus incremental shares from assumed conversions:			
Restricted stock units	**0.4**	0.4	0.5
Stock options	**1.7**	1.8	2.3
Mandatorily redeemable convertible preferred stock	—	31.5	—
Weighted average common shares outstanding – Diluted	**95.5**	93.7	42.1
Net income from continuing operations per share	**$ 0.67**	$ 1.49	$ 0.04
Income from discontinued operations per share	**0.02**	0.02	0.04
Diluted net income per common share	**$ 0.69**	$ 1.51	$ 0.08

Total shares underlying stock options of 0.4 and 0.2 million were excluded from the computation of diluted net income per share for the years ended December 31, 2006 and 2005, respectively, as they were anti-dilutive. Our convertible subordinated debentures, due 2011, were excluded from the computation of diluted net income per common share for the year ended December 31, 2004 as it was anti-dilutive. Also, our mandatorily redeemable convertible preferred stock was excluded from the computation of diluted net income per common share for the year ended December 31, 2004 as it was anti-dilutive.

Note 16 – Derivative Financial Instruments

Interest Rate Swap Agreements

In May 2005, we entered into an agreement to swap $50.0 million of a floating rate obligation for a fixed rate obligation at an average of 3.99% against LIBOR in U.S. dollars. The term of the swap is 3 years, and is scheduled to mature on July 1, 2008. The swap is accounted for as a cash flow hedge of its floating rate bank loan. To ensure the swap is highly effective, all the principal terms of the swap match the terms of the bank loan. The fair value of this swap at December 31, 2006 and 2005 was an asset of $1.0 million and $0.9 million, respectively. A net gain of $0.6 million and a loss of $0.1 million were recognized as a component of "interest expense" for 2006 and 2005, respectively.

In the fourth quarter of 2003, we entered into interest rate swap agreements for an aggregate notional amount of $100.0 million. The interest rate swap agreements effectively converted the fixed interest rate of 9.75% on $100.0 million of our senior subordinated notes, due 2009, into variable interest rates. The variable interest rates payable by us in connection with the swap agreements ranged from LIBOR + 6.12% to LIBOR + 6.16%. During the first quarter of 2005, the underlying hedged items, the 2009 notes, and the hedges themselves were terminated. The carrying value at the time of the termination was a liability $3.6 million. This amount was charged to "non-operating expense, net" in the consolidated statement of operations.

Cross-Currency Interest Rate Swap Agreement

In 2003, we entered into a cross-currency interest rate swap agreement, which effectively exchanges a loan of 12.5 million Euros at a fixed rate of 7% for a loan with a notional amount of $13.5 million at a fixed rate of 6.02% over the term of the agreement expiring December 1, 2007. We entered into this agreement to effectively hedge interest and principal payments relating to an intercompany loan denominated in Euros. The balance at December 31, 2006 and 2005 of both the loan and the swap agreement, after scheduled amortization, was 4.5 million Euros against $5.9 million and 8.5 million Euros against $10.1 million, respectively. The fair value and carrying amount of this swap agreement was a liability of $1.2 million and $1.3 million at December 31, 2006 and 2005, respectively. During 2006 and 2005, hedge ineffectiveness was immaterial. A net credit of $0.8 million and $0.1 million for the years ended December 31, 2006 and 2005, respectively, was recognized as a component of "accumulated comprehensive loss." Over the next twelve months, unrealized losses of $0.1 million recorded in "accumulated other comprehensive loss" relating to this agreement are expected to be reclassified into earnings.

In September 2006, we entered into a cross-currency interest rate swap agreement to hedge a portion of our net Euro investment in Hexcel France SA. To the extent it is effective, gains and losses are recorded as an offset in the cumulative translation account, the same account in which translation gains and losses on the investment in Hexcel France SA are recorded. All other changes, including any difference in current interest, are excluded from the assessment of effectiveness and are thereby included in operating income as a component of interest expense. The impact to interest expense for the fourth quarter of 2006 was immaterial. The agreement has a notional value of $63.4 million, a term of five years, and is scheduled to mature on September 20, 2011. We will receive interest in U.S. dollars quarterly and will pay interest in Euros on the same day. U.S. interest is based on the three month LIBOR rate. Euro interest is based on the three month EURIBOR. The fair value of the swap at December 31, 2006 was a liability of $2.7 million.

Foreign Currency Forward Exchange Contracts

A number of our European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. We entered into contracts to exchange U.S. dollars for Euros and British Pound Sterling through March 2009. The aggregate notional amount of these contracts was $72.6 million and $112.9 million at December 31, 2006 and 2005, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide us with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing our exposure to fluctuations in currency exchange rates. For the three years ended December 31, 2006, hedge ineffectiveness was immaterial.

The activity in "accumulated other comprehensive loss" related to foreign currency forward exchange contracts for the years ended December 31, 2006, 2005 and 2004 was as follows:

(In millions)	2006	2005	2004
Unrealized (losses) gains at beginning of period	**$(2.3)**	$ 1.3	$ 6.4
Losses (gains) reclassified to net sales	**0.1**	0.6	(6.7)
Increase (decrease) in fair value, net of tax	**6.1**	(4.2)	1.6
Unrealized (losses) gains at end of period	**$ 3.9**	$ (2.3)	$ 1.3

Unrealized gains of $3.7 million recorded in "accumulated other comprehensive loss," net of tax, as of December 31, 2006 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded.

Foreign Currency Options

Consistent with our strategy to create cash flow hedges for foreign currency exposures, we purchased foreign currency options to exchange U.S. dollars for British Pound Sterling beginning in the fourth quarter of 2004. During the third quarter of 2006, we sold the remaining outstanding options, with a notional value of $3.8 million, for proceeds of $0.1 million. The nominal amount of such options was $7.5 million at December 31, 2005. The options were designated as cash flow hedges. There was no ineffectiveness for either 2006 or 2005. For the twelve months ended December 31, 2006 and 2005, the change in fair value recognized in "accumulated other comprehensive loss" was a credit of $0.5 million and a charge of $0.5 million, respectively. The balance sheet value was an asset of $0.1 million at December 31, 2005. During 2006, losses of $0.4 million were reclassified to net sales and we had an increase in fair market value of $0.1 million.

Note 17 – Commitments and Contingencies

We are involved in litigation, investigations and claims arising out of the normal conduct of our business, including those relating to commercial transactions, environmental, employment, health and safety matters. We estimate and accrue our liabilities resulting from such matters based on a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. Such estimates may or may not include potential recoveries from insurers or other third parties and are not discounted to reflect the time value of money due to the uncertainty in estimating the timing of the expenditures, which may extend over several years.

While it is impossible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities and claims, we believe, based upon our examination of currently available information, our experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters, after taking into consideration our existing insurance coverage and amounts already provided for, will not have a material adverse impact on the our consolidated results of operations, financial position or cash flows.

Environmental Claims and Proceedings

We are subject to various U.S. and international federal, state and local environmental, and health and safety laws and regulations. We are also subject to liabilities arising under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and similar state and international laws and regulations that impose responsibility for the control, remediation and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste.

We have been named as a potentially responsible party ("PRP") with respect to several hazardous waste disposal sites that we do not own or possess, which are included on, or proposed to be included on, the Superfund National Priority List of the U.S. Environmental Protection Agency ("EPA") or on equivalent lists of various state governments. Because CERCLA allows for joint and several liability in certain circumstances, we could be responsible for all remediation costs at such sites, even if we are one of many PRPs. We believe, based on the amount and the nature of our waste, and the number of other financially viable PRPs, that our liability in connection with such matters will not be material.

Pursuant to the New Jersey Industrial Site Recovery Act, we entered into a Remediation Agreement to pay for the environmental remediation of a manufacturing facility we own and formerly operated in Lodi, New Jersey. We have commenced remediation of this site in accordance with an approved plan; however, the ultimate cost of remediating the Lodi site will depend on developing circumstances. During the third quarter of 2006, we recorded a $2.0 million environmental charge for projected additional remediation costs at the site in Lodi, New Jersey. The additional cost of remediation resulted from the discovery of the existence of additional pollutants from those identified in the original assessment of the site requiring additional equipment and operating expenses together with additional project management expenses. This additional accrual brings the total accrued liability related to this matter to $3.5 million as of December 31, 2006.

In October 2003, we received, along with 66 other entities, a directive from the New Jersey Department of Environmental Protection ("NJDEP") that requires the entities to assess whether operations at various New Jersey sites, including our former manufacturing site in Lodi, New Jersey, caused damage to natural resources in the Lower Passaic River watershed. In May, 2005, the NJDEP dismissed us from the Directive. In February 2004, 42 entities, including Hexcel, received a general notice letter from the EPA which requested that the entities consider helping to finance an estimated $10 million towards an EPA study of environmental conditions in the Lower Passaic River watershed. In May 2005, we signed onto an agreement with EPA to participate (bringing the total number of participating entities to 43) in financing such a study up to $10 million, in the aggregate. Since May, 2005, a number of additional PRPs have indicated their intent to participate in the study. In October 2005, we along with the other EPA notice recipients were advised by the EPA that the notice recipients' share of the costs of the EPA study was expected to significantly exceed the earlier EPA estimate. While we and the other recipients are not obligated by our agreement to share in such excess, we and the other recipients are currently considering whether to enter into an agreement with the EPA to perform additional study activities. Although we believe we have viable defenses to the EPA claims and expect that other as yet unnamed parties also will receive notices from the EPA, we have established a reserve as of December 31, 2006 for our estimated cost in relation to the EPA study. Our ultimate liability, if any, in connection with this matter cannot be determined at this time.

We were party to a cost-sharing agreement regarding the operation of certain environmental remediation systems necessary to satisfy a post-closure care permit issued to a previous owner of the our Kent, Washington, site by the EPA. Under the terms of the cost-sharing agreement, we were obligated to reimburse the previous owner for a portion of the cost of the required remediation activities. Management has determined that the cost-sharing agreement terminated in December 1998; however, the other party disputes this determination. The Washington Department of Ecology has issued a unilateral order to us to engage in remediation of the groundwater located on our Kent site. We asserted defenses against performance of the order, particularly objecting to the remediation plan proposed by the previous owner, who still owns the adjacent contaminated site. However, we have determined that we will commence complying with the order, without withdrawing our defenses.

Our estimate of liability as a PRP and our remaining costs associated with our responsibility to remediate the Lodi, New Jersey and Kent, Washington sites is accrued in the consolidated balance sheets. As of December 31, 2006 and 2005, our aggregate environmental related accruals were $5.3 million and $4.2 million, respectively. As of December 31, 2006 and 2005, $2.4 million and $1.4 million, respectively, was included in current other accrued liabilities, with the remainder included in other non-current liabilities. As related to certain environmental matters, the accrual was estimated at the low end of a range of possible outcomes since no amount within the range is a better estimate than any other amount. If we had accrued for these matters at the high end of the range of possible outcomes, our accrual would have been $2.7 million and $1.9 million higher at December 31, 2006 and 2005, respectively. These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of being named in a new matter.

Environmental remediation spending charged directly to our reserve balance for the years ended December 31, 2006, 2005, and 2004 was $2.8 million, $1.4 million, and $1.2 million, respectively. In addition, our operating costs relating to environmental compliance were $8.0 million, $6.5 million, and $6.0 million, for the years ended December 31, 2006, 2005, and 2004, respectively, and were charged directly to expense. Capital expenditures for environmental matters approximated $0.8 million for the year ended December 31, 2006 and $1.1 million for each of the years ended December 31, 2005 and 2004. We expect the level of spending on remediation, environmental compliance and capital spending in 2007 to approximate spending levels in prior years. A discussion of environmental matters is contained above and in Note 17 to the accompanying consolidated financial statements included in this Annual Report.

Other Proceedings

We have previously disclosed that we have settled several lawsuits, including class actions, alleging antitrust violations in the sale of carbon fiber, carbon fiber industrial fabrics and carbon fiber prepreg. With respect to all of such lawsuits, Hexcel denied and continues to deny the allegations, but believed that the costs of continuing defense outweighed the costs of settlement. Eleven companies opted out of the class in one of the class action lawsuits. We have statute of limitation tolling agreements with two of the opt-out companies and with one co-defendant that also purchased product during the alleged conspiracy. To date, none of the opt-out companies or the co-defendant has asserted any claim against us.

Hercules Incorporated ("Hercules") was one of our co-defendants in the above antitrust lawsuits. In 2004, Hercules filed an action against us seeking a declaratory judgment that, pursuant to a 1996 Sale and Purchase Agreement (whereby we acquired the carbon fiber and prepreg assets of Hercules), we were required to defend Hercules and to indemnify it for its settlements in the antitrust lawsuits and for any liability claims that may be asserted by any of the opt-outs (Hercules Incorporated v. Hexcel Corporation, Supreme Court of the State of New York, County of New York, No. 604098/04). Hercules settled the above antitrust lawsuits for an aggregate of $24.4 million. We are not in a position to predict the outcome of the lawsuit with Hercules, but intend to defend it vigorously. As of December 31, 2006, we have not concluded that a loss in this matter is probable and therefore have not accrued for this contingency.

In February 2006, the U.S. Department of Justice ("DOJ") informed us that it wished to enter into a statute of limitations tolling agreement covering possible civil claims the United States could assert with respect to Zylon fiber fabric that we made and was incorporated into allegedly defective body armor manufactured by some of our customers. The Zylon fiber was produced by Toyobo Co., Ltd. ("Toyobo"), woven into fabric by us and supplied to customers who required Zylon fabric for their body armor systems. Some of this body armor was sold by such customers to U.S. Government agencies or to state or local agencies under a DOJ program that provides U.S. Government funding for the purchase of body armor by law enforcement personnel.

In 2003, there were two incidents involving the alleged in-service failure of Zylon body armor manufactured by Second Chance Body Armor ("Second Chance"). For some time prior to these incidents, Toyobo had been providing data to the industry showing that certain physical properties of Zylon fiber were susceptible to degradation over time and under certain environmental conditions. Following these incidents, the National Institute of Justice ("NIJ"), a division of the DOJ, and a number of body armor manufacturers conducted extensive investigations of Zylon fiber and body armor containing Zylon fiber. These investigations ultimately resulted in a number of voluntary recalls of Zylon body armor by certain manufacturers and a finding by the NIJ that Zylon fiber is not suitable for use in body armor. Prior to these findings, the DOJ had filed civil actions against Toyobo and Second Chance alleging that they had conspired to withhold information on the degradation of Zylon, caused defective body armor to be purchased under the U.S. Government funding program, and therefore were liable to the U.S. Government under the False Claims Act and various common law claims. In addition, a number of private civil actions were commenced against Toyobo and Second Chance, certain of which we understand have been settled by Toyobo. Although Second Chance's assets were purchased by another body armor manufacturer (Armor Holdings Inc.), we understand Second Chance retained its Zylon-related liabilities and that Second Chance is currently in a liquidation proceeding under Chapter 7 of the U.S. Bankruptcy Code. The DOJ actions are still pending against Toyobo and Second Chance. We entered into tolling agreements with the DOJ which exclude the periods February 14 to September 1, 2006, and October 17, 2006 to August 1, 2007, when determining whether civil claims that may be asserted by the United States against us in respect of the above matters are time-barred. We have been informed by representatives of the DOJ that we are not a target of an on-going criminal investigation into these matters. We have agreed to cooperate with the DOJ and have turned over documents to the DOJ and have made a number of our employees available for interviews by government attorneys. We have offered independent counsel to these employees at our expense, provided that each employee undertakes to reimburse us for the expense if required to do so under the applicable provisions of the Delaware General Corporation Law.

In December 2006, the trustee in the Chapter 7 bankruptcy case of Second Chance filed a complaint to recover alleged preferential transfers made to us. In the complaint, the trustee alleges that Hexcel Reinforcements did business with Second Chance prior to the filing of the Chapter 11 petition by

Second Chance and that, within the 90 days prior to the filing of that petition, Second Chance paid Hexcel Reinforcements $3.6 million. The trustee alleges that all such amounts are voidable preferences under bankruptcy law and seeks return of such funds to Second Chance. Hexcel disagrees with the trustee's characterization of the payments. We are not in a position to predict the outcome of the proceeding, but intend to defend it vigorously. As of December 31, 2006, we have not concluded that a loss in this matter is probable and therefore have not accrued for this contingency.

Product Warranty

Warranty expense for the years ended December 31, 2006, 2005 and 2004, and accrued warranty cost, included in "other accrued liabilities" in the consolidated balance sheets at December 31, 2006 and 2005, was as follows:

	Product Warranties
(In millions)	
Balance as of December 31, 2003	$ 4.9
Warranty expense	4.0
Deductions and other	(3.9)
Balance as of December 31, 2004	$ 5.0
Warranty expense	1.5
Deductions and other	(3.4)
Balance as of December 31, 2005	**$ 3.1**
Warranty expense	**4.9**
Deductions and other	**(3.4)**
Balance as of December 31, 2006	**$ 4.6**

Note 18 – Supplemental Cash Flow

Supplemental cash flow information, including non-cash financing and investing activities, for the years ended December 31, 2006, 2005 and 2004, consisted of the following:

	2006	**2005**	**2004**
(In millions)			
Cash paid for:			
Interest	**$ 26.0**	$ 40.0	$ 47.1
Taxes	**$ 9.8**	$ 12.8	$ 10.4
Non-cash items:			
Conversion of mandatorily redeemable convertible preferred stock	**$ —**	$ 121.3	$ 40.9
Common stock issued under incentive plans	**$ 2.5**	$ 1.2	$ 0.6

Note 19 – Accumulated Other Comprehensive Loss

Comprehensive income represents net income and other gains and losses affecting stockholders' equity that are not reflected in the consolidated statements of operations. The components of accumulated other comprehensive loss as of December 31, 2006 and 2005 were as follows:

	2006	**2005**
(In millions)		
Currency translation adjustments (a)	**$ 26.4**	$ 7.1
Accrued minimum pension liability, net of tax (b)	**(15.8)**	(11.2)
Net unrealized gains on financial instruments, net of tax (c)	**4.6**	(3.2)
Pension obligation – FAS 158 (d)	**(17.0)**	—
Accumulated other comprehensive loss	**$ (1.8)**	$ (7.3)

(a) The currency translation adjustments are not currently adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

(b) Reduced by the tax impact of $1.9 million and $0.1 million at December 31, 2006 and 2005, respectively.

(c) Reduced by the tax impact of $1.7 million and $0.9 million at December 31, 2006 and 2005, respectively.

(d) Reduced by the tax impact of $7.1 million at December 31, 2006.

Note 20 - Segment Information

The financial results for our business segments have been prepared using a management approach, which is consistent with the basis and manner in which we internally segregate financial information for the purposes of assisting in making internal operating decisions. We evaluate performance based on operating income and generally account for intersegment sales based on arm's-length prices. Corporate and other expenses are not allocated to the business segments, except to the extent that the expenses can be directly attributed to the business segments. Accounting principles used in the segment information are the same as those used for the consolidated financial statements. Our business segments and related products are as follows:

Composites: This segment manufactures and sells carbon fibers and composite materials, including prepregs, honeycomb, structural adhesives, sandwich panels and specially machined honeycomb parts, primarily to the commercial aerospace and space and defense markets, as well as to industrial markets. This segment also sells to our Structures business segment.

Reinforcements: This segment manufactures and sells industrial fabrics and other specialty reinforcement products produced from carbon, glass and aramid fibers. These reinforcement products comprise the foundation of most composite materials, parts and structures. The segment weaves electronic fiberglass fabrics that are a substrate for printed wiring boards. All of our electronics sales come from reinforcement fabric sales. This segment also sells products for industrial applications such as body armor and composite reinforcement. In addition, this segment sells to our Composites business segment, and to other third-party customers in the commercial aerospace and space and defense markets.

Structures: This segment manufactures and sells a range of lightweight, high-strength composite structures to the commercial aerospace and space and defense markets.

The following tables present financial information on our business segments as of December 31, 2006, 2005 and 2004, and for the years then ended. With the exception of segment assets of the Reinforcements business segment, which includes assets held for sale related to our Architectural business, all data presented pertains to our continuing operations.

	Composites	Reinforcements	Structures	Corporate/ Eliminations	Total
(In millions)					
Third-Party Sales					
2006	**$848.0**	**$ 235.2**	**$109.9**	**$ —**	**$1,193.1**
2005	787.0	269.3	83.2	—	1,139.5
2004	683.9	296.3	71.2	—	1,051.4
Intersegment sales					
2006	**$ 29.6**	**$ 135.5**	**$ —**	**$ (165.1)**	**$ —**
2005	24.8	130.2	—	(155.0)	—
2004	19.0	102.2	—	(121.2)	—
Operating income (loss)					
2006	**$ 105.1**	**$ 26.0**	**$ 13.4**	**$ (38.1)**	**$ 106.4**
2005	104.0	40.7	8.0	(50.8)	101.9
2004	89.1	37.0	3.8	(43.8)	86.1
Depreciation and amortization					
2006	**$ 29.4**	**$ 12.1**	**$ 1.8**	**$ 0.1**	**$ 43.4**
2005	31.3	13.1	1.9	0.1	46.4
2004	33.5	15.5	1.9	0.1	51.0
Equity in earnings (losses) of affiliated companies					
2006	**$ 0.2**	**$ 1.7**	**$ 2.2**	**$ —**	**$ 4.1**
2005	(0.2)	3.1	0.7	—	3.6
2004	—	2.5	(1.4)	—	1.1
Business consolidation and restructuring expenses					
2006	**$ 9.0**	**$ 5.9**	**$ —**	**$ (0.1)**	**$ 14.8**
2005	2.6	0.3	—	—	2.9
2004	2.3	0.7	—	(0.1)	2.9
Business consolidation and restructuring payments					
2006	**$ 2.4**	**$ 5.8**	**$ —**	**$ —**	**$ 8.2**
2005	2.5	0.1	—	0.1	2.7
2004	3.5	0.7	0.2	0.3	4.7
Segment assets					
2006	**$ 553.8**	**$ 278.7**	**$ 91.5**	**$ 88.9**	**$1,012.9**
2005	480.7	255.1	75.0	69.8	880.6
2004	471.4	266.8	69.1	(30.5)	776.8
Investments in affiliated companies					
2006	**$ —**	**$ —**	**$ 11.1**	**$ —**	**$ 11.1**
2005	—	5.8	8.5	—	14.3
2004	—	5.7	(0.2)	—	5.5
Capital expenditures and deposits for capital purchases					
2006	**$ 105.2**	**$ 8.4**	**$ 3.4**	**$ 3.2**	**$ 120.2**
2005	55.4	7.9	0.7	2.9	66.9
2004	26.4	10.3	0.4	1.0	38.1

Upon completion of the remaining elements of our strategic review and related divestitures together with the integration of our business operations into a single organization focused on advanced composites materials, we will redefine our business segments to reflect our future organization and business focus.

Geographic Data

Net sales and long-lived assets, by geographic area, consisted of the following for the three years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
(In millions)			
Net sales by Geography (a):			
United States	**$ 614.4**	$ 618.5	$ 602.2
International			
France	**233.3**	208.6	178.5
Austria	**136.0**	113.4	84.0
United Kingdom	**96.4**	96.3	91.3
Other	**113.0**	102.7	95.4
Total international	**578.7**	521.0	449.2
Total consolidated net sales	**$1,193.1**	$ 1,139.5	$ 1,051.4
Net Sales to External Customers (b):			
United States	**$ 523.0**	$ 535.4	$ 526.8
International			
France	**127.8**	117.6	103.1
Spain	**87.9**	88.3	81.4
Germany	**76.6**	71.1	67.5
United Kingdom	**67.6**	56.1	53.8
Other	**310.2**	271.0	218.8
Total international	**670.1**	604.1	524.6
Total	**$1,193.1**	$ 1,139.5	$ 1,051.4
Long-lived assets (c):			
United States	**$ 250.0**	$ 189.7	$ 178.4
International			
France	**37.2**	32.2	35.4
United Kingdom	**44.6**	38.1	43.7
Other	**51.8**	37.0	38.3
Total international	**133.6**	107.3	117.4
Total consolidated long-lived assets	**$ 383.6**	$ 297.0	$ 295.8

(a) Net sales by geography based on the location in which the sale was manufactured.

(b) Net sales to external customers based on the location to which the sale was delivered.

(c) Long-lived assets primarily consist of property, plant and equipment.

Note: Certain prior years' revenues have been reclassified to conform to the 2006 presentation.

Significant Customers

The Boeing Company and its subcontractors accounted for approximately 21.3%, 18.8% and 19.3% of 2006, 2005 and 2004 net sales, respectively. Similarly, EADS, including Airbus and its subcontractors accounted for approximately 22.6%, 22.1% and 20.7% of 2006, 2005 and 2004 net sales, respectively.

Note 21 – Other Expense, net

Other expense, net, for the years ended December 31, 2006, 2005 and 2004, consisted of the following:

	2006	2005	2004
(In millions)			
Gains on sale of assets	$ —	$ (1.4)	$ (4.0)
Accrual for certain legal matters	—	16.5	7.0
Other expense, net	$ —	$ 15.1	$ 3.0

We recorded accruals of $16.5 million and $7.0 million for the settlement of litigation matters during 2005 and 2004, respectively. During 2005 and 2004, we sold surplus land at one of our U.S. manufacturing facilities for net cash proceeds of $1.4 million and $6.5 million, respectively, and recognized net gains of $1.4 million and $4.0 million on the sales, respectively.

Note 22 – Non-Operating (Income) Expense, net

Non-operating (income) expense, net, for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004
(In millions)			
Gain on sale of investment in an affiliated company	**$ (15.7)**	$ —	$ —
Loss on early retirement of debt	—	40.9	3.2
Gains relating to de-mutualization of an insurance company	—	—	(1.0)
Non-operating (income) expense, net	**$ (15.7)**	$40.9	$ 2.2

In December of 2006, we sold our equity interest in TechtFab and received cash proceeds of $22.0 million and recorded a pre-tax gain of $15.7 million.

During the first quarter of 2005, we took a series of actions to refinance substantially all of our long-term debt. As a result of the refinancing, we recorded a loss on early retirement of debt of $40.3 million, consisting of tender offer and call premiums of $25.2 million, the write-off of unamortized deferred financing costs and original issuance discounts of $10.3 million, transaction costs of $1.2 million in connection with the repurchasing of debt, and a loss of $3.6 million related to the cancellation of interest rate swap agreements.

During the second quarter of 2005, we prepaid $39.4 million of the term B loan under the Senior Secured Credit Facility. As a result of the prepayment, we recorded an additional $0.6 million loss on early retirement of debt resulting from the accelerated write-off of related deferred financing costs.

During 2004, we repurchased $44.8 million principal amount of its 9.75% senior subordinated notes, due 2009, recognizing losses of $3.2 million on the early retirement of debt. The losses resulted from market premiums paid, as well as the write-off of related unamortized deferred financing costs and original issuance discount.

During the first quarter of 2004, we became aware of an existing asset custodial account created upon the de-mutualization of an insurance company in December 2001. Assets distributed to the custodial account resulted from the existence of certain group life insurance, disability and dental plans insured by the de-mutualized company. The assets held in the account were used in 2005 to defray a portion of the funding requirements associated with these plans. In connection therewith, we recognized a gain of $0.6 million in 2004. In addition, during the second quarter of 2004, we sold the underlying securities obtained through the de-mutualization, recognizing an additional gain of $0.4 million.

Note 23 - Quarterly Financial and Market Data (Unaudited)

Quarterly financial and market data for the years ended December 31, 2006 and 2005 were:

	First Quarter	Second Quarter	Third Quarter(a)	Fourth Quarter (a) (b)
(In millions)				
2006				
Net sales	**$ 301.2**	**$ 309.5**	**$ 283.2**	**$ 299.2**
Gross margin	**69.9**	**70.4**	**59.5**	**65.0**
Business consolidation and restructuring expenses	**3.0**	**1.1**	**1.4**	**9.3**
Operating income	**28.9**	**33.4**	**25.0**	**19.1**
Non-operating income	**—**	**—**	**—**	**15.7**
Income from discontinued operations	**0.7**	**0.5**	**0.4**	**0.2**
Net income available to common shareholders	**14.5**	**17.6**	**15.7**	**18.1**
Income from continuing operations				
Basic	**$ 0.15**	**$ 0.18**	**$ 0.16**	**$ 0.19**
Diluted	**$ 0.15**	**$ 0.18**	**$ 0.16**	**$ 0.19**
Net income per common share:				
Basic	**$ 0.16**	**$ 0.19**	**$ 0.17**	**$ 0.19**
Diluted	**$ 0.15**	**$ 0.18**	**$ 0.16**	**$ 0.19**
Market price:				
High	**$ 23.21**	**$ 24.91**	**$ 16.02**	**$ 19.01**
Low	**$ 17.60**	**$ 13.80**	**$ 13.28**	**$ 13.61**
2005				
Net sales	$ 284.4	$ 305.5	$ 271.4	$ 278.2
Gross margin	64.5	69.4	57.6	58.6
Business consolidation and restructuring expenses	0.4	0.4	1.0	1.1
Other (income) expense, net	0.2	(0.9)	15.8	—
Operating income	32.1	36.1	8.3	25.4
Non-operating expense, net	40.3	0.6	—	—
Income from discontinued operations	0.5	0.5	0.3	0.2
Deemed preferred dividends and accretion	(2.3)	(2.3)	(11.8)	(14.4)
Net income (loss) available to common shareholders	(24.7)	23.9	(10.7)	122.0
Income from continuing operations				
Basic	$ (0.47)	$ 0.43	$ (0.18)	$ 1.77
Diluted	$ (0.47)	$ 0.25	$ (0.18)	$ 1.44
Net income (loss) per common share:				
Basic	$ (0.46)	$ 0.44	$ (0.17)	$ 1.77
Diluted	$ (0.46)	$ 0.28	$ (0.17)	$ 1.44
Market price:				
High	$ 17.70	$ 18.55	$ 19.99	$ 18.80
Low	$ 13.81	$ 14.20	$ 15.70	$ 14.40

(a) Included in deemed preferred dividends and accretion and net income (loss) available to common shareholders for the third and fourth quarters of 2005 are accelerated charges of $10.1 million, and $13.1 million resulting from the conversion of a portion of mandatorily redeemable convertible preferred stock into common stock (see Note 14).

(b) Included in net income (loss) available to common shareholders for the fourth quarter of 2005 is a non-cash benefit of $119.2 million arising from the reversal of the majority of the previously recorded valuation allowance against the Company's U.S. deferred tax assets as of December 31, 2005.

We have not declared or paid cash dividends per share of common stock during the periods presented.

Note 24 – Subsequent Event

On February 28, 2007, we completed the sale of our Architectural business in France. Cash proceeds received from the sale were €18.5 million and are subject to adjustment based upon the value of certain working capital balances. The purchase agreement contains customary representations, warranties and indemnifications. We will account for the gain on sale in our first quarter, 2007 financial statements.

Management's Responsibility for Consolidated Financial Statements

Hexcel management has prepared and is responsible for the consolidated financial statements and the related financial data contained in this report. These financial statements, which include estimates, were prepared in accordance with accounting principles generally accepted in the United States of America. Management uses its best judgment to ensure that such statements reflect fairly the consolidated financial position, results of operations and cash flows of the Company.

The Audit Committee of the Board of Directors reviews and monitors the financial reports and accounting practices of Hexcel. These reports and practices are reviewed regularly by management and by our independent registered public accounting firm, PricewaterhouseCoopers LLP, in connection with the audit of our consolidated financial statements. The Audit Committee, composed solely of outside directors, meets periodically, separately and jointly, with management and the independent registered public accounting firm.

Management's Report on Internal Control Over Financial Reporting

Hexcel management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Hexcel management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment, management concluded that, as of December 31, 2006, our internal control over financial reporting was effective.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Board of Directors and
Stockholders of Hexcel Corporation:

We have completed integrated audits of Hexcel Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders equity (deficit) and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Hexcel Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation and defined benefit pension and other postretirement plans in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Stamford, Connecticut
February 28, 2007

Hexcel Corporation
Comparison of Five-Year Cumulative Total Shareholder Return—December 2001 through December 2006



$600
$500
$400
$300
$200
$100
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
■ Hexcel Corporaton
□ Aerospace/Defense Products and Services
∴ S&P 500

Date	Hexcel Corporation	S&P 500[1]	Aerospace/ Defense Products and Services[1][2]
December 2001	$100.00	$100.00	$100.00
December 2002	$97.40	$77.95	$97.97
December 2003	$240.58	$100.27	$143.90
December 2004	$470.78	$111.15	$180.91
December 2005	$586.04	$116.60	$201.73
December 2006	$565.26	$134.97	$257.78

(1) The total return assumes that dividends were reinvested quarterly and is based on a $100 investment on December 31, 2001.

(2) Represents the Hemscott General Aerospace/Defense Products and Services Index, as provided by Hemscott.

Hexcel Corporation

Board of Directors

David E. Berges
Chairman of the Board,
Chief Executive Officer
Hexcel Corporation

Joel S. Beckman
Managing Partner
Greenbriar Equity Group LLC
Audit Committee

H. Arthur Bellows, Jr.
Chairman
Braeburn Associates and
The Finance Network, LLC
Audit Committee*
Nominating & Corporate
Governance Committee

Lynn Brubaker
Retired Aerospace Executive
Compensation Committee

Jeffrey C. Campbell
Executive Vice President &
Chief Financial Officer
McKesson Corporation
Audit Committee

Sandra L. Derickson
Retired Financial Services Executive
Nominating & Corporate Governance
Committee*
Compensation Committee

David C. Hurley
Vice Chairman
PrivatAir
Audit Committee

David L. Pugh
Chairman & CEO, Applied Industrial
Technologies
Compensation Committee

Martin L. Solomon
Private Investor
Compensation Committee*
Nominating & Corporate Governance
Committee

*Denotes Committee Chair

Executive Officers

David E. Berges
Chairman of the Board,
Chief Executive Officer

William Hunt
President

Stephen C. Forsyth
Executive Vice President and
Chief Financial Officer

Ira J. Krakower
Senior Vice President,
General Counsel and Secretary

Robert G. Hennemuth
Senior Vice President,
Human Resources

William J. Fazio
Corporate Controller and
Chief Accounting Officer

Michael MacIntyre
Treasurer

Joseph H. Shaulson
President, Reinforcements Business Unit

Corporate Information

Executive Offices
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901-3238
(203) 969-0666
www.hexcel.com

Investor Relations

To receive Hexcel's 10-K and other financial publications free of charge, please contact the Investor Relations Department at Hexcel's Executive Offices, or at www.hexcel.com

Transfer Agent & Registrar

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
(800) 937-5449
info@amstock.com

Stock Exchanges

Hexcel common stock is listed on the New York Stock Exchange under the symbol "HXL."

Hexcel has included as exhibits to its Annual Report on Form 10-K for fiscal year 2006 filed with the Securities and Exchange Commission the certificates of Hexcel's Chief Executive Officer and Chief Financial Officer required under section 302 of the Sarbanes-Oxley act. Hexcel's Chief Executive Officer submitted to the New York Stock Exchange (NYSE) in 2006 a certificate certifying that he is not aware of any violations by Hexcel of NYSE corporate governance listing standards.

About Hexcel

Hexcel is a leading international producer of composite materials, reinforcements and structures serving commercial aerospace, space and defense, electronics and various industrial markets. The Company is a leader in the production of honeycombs, prepregs and other fiber-reinforced matrix systems, woven and specialty reinforcements, carbon fibers and aircraft structures. Hexcel materials are used in thousands of products, making everyday life easier and safer for millions of people around the world. The lightweight, tailorable nature of our materials has helped transform numerous industries over the past 58 years by making products lighter, stronger and faster. We are the strength within many of today's lightweight, high-performance products.

Stock Price	2006	2005	2004
High	$24.91	$19.99	$17.92
Low	$13.28	$13.81	$ 6.72

As of March 24, 2007 Hexcel had approximately 15,000 stockholders.

Hexcel Corporation

Two Stamford Plaza

281 Tresser Boulevard

Stamford, Connecticut

USA 06901

END